EXHIBIT 99.1

This description of Hydro-Québec is dated as of March 27, 2020 and appears as Exhibit 99.1 to Hydro-Québec’s annual report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2019.

This document may be delivered to you at any time but you should assume that the information herein is accurate only as of March 27, 2020, unless otherwise indicated. Hydro-Québec’s business, financial condition, results of operations and prospects may have changed since that date.

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Hydro-Québec, unless it is included in a registration statement filed under the Securities Act of 1933, as amended.

WHERE YOU CAN FIND MORE INFORMATION

This document appears as an exhibit to Hydro-Québec’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on Form 18-K for the fiscal year ended December 31, 2019. Additional information with respect to Hydro-Québec is available in the annual report or in other exhibits or amendments to the annual report.

You may access any document we file with the SEC through the SEC’s Electronic Data Gathering, Analysis, and Retrieval system, which is commonly known by the acronym EDGAR, on the SEC’s website at http://www.sec.gov.

You may request a copy of these filings at no cost by calling Hydro-Québec at (514) 289-2518. This document is also available on our website at www.hydroquebec.com; however, any other information available on our website shall not be deemed to form a part of this document or the annual report to which it appears as an exhibit.

FORWARD-LOOKING STATEMENTS

Various statements made throughout this document are forward looking and contain information about financial results, economic conditions and trends, including, without limitation, the statements under the captions Corporate Outlook and Management’s Discussion and Analysis. The words “estimate,” “believe,” “expect,” “forecast,” “anticipate,” “intend” and “plan” and similar expressions identify forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Such factors may include, among others, business risks, such as variations in runoff that affect hydroelectric plant performance, and general levels of economic activity which affect demand for electricity, and risks related to economic parameters, such as changes in interest and exchange rates or the effects of phenomena such as the COVID-19 pandemic. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this document. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar in order to permit the rate to be determined by fundamental forces without intervention except as required to maintain orderly conditions. Annual average spot exchange rates for the U.S. dollar, in which some debt of Hydro-Québec is denominated, expressed in Canadian dollars, are shown below.

Foreign Currency	2015	2016	2017	2018	2019	2020[a]
United States Dollar	$1.2788	$1.3256	$1.2984	$1.2962	$1.3270	$1.3177

a)    Monthly average through the end of February 2020.

Sources: Bank of Canada (through April 21, 2017) and Bloomberg L.P.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

MAP OF HYDRO-QUÉBEC’S MAJOR FACILITIES

Generating station rated 245 MW or more
Hydro
Thermal
Other facilities
Generating station under construction
735-kV substation
735-kV substation under construction
735-kV line
735-kV line under construction
450-kV direct-current line
Interconnection
Neighboring system (simplified)
Baie d'Hudson
(Hudson Bay)
Baie James
(James Bay)
QUÉBEC
La Grande-1
La Grande-2-A
Robert-Bourassa
La Grande-3
La Grande-4
Laforge-1
Laforge-2
Brisay
Eastmain-1
Bernard-Landry
1927 Privy Council border
(not final)
Romaine-4
Romaine-3
Romaine-2
Romaine-1
Sainte-Marguerite-3
Manic-5-PA
Manic-5
Toulnustouc
René-Lévesque
Outardes-4
Outardes-3
Outardes-2
Péribonka
Bersimis-1
Bersimis-2
Jean-Lesage
Île d'Anticosti
Fleuve Saint-Laurent
(St. Lawrence River)
Trenche
Beaumont
La Tuque
Québec
Bécancour
Carillon
Montréal
Beauharnois
Îles de la Madeleine
PRINCE EDWARD ISLAND
NEW BRUNSWICK
NOVA SCOTIA
ONTARIO
MAINE
VERMONT
NEW HAMPSHIRE
MASSACHUSETTS
CONNECTICUT
R.I.
NEW YORK
PENNSYLVANIA
NEW JERSEY
UNITED STATES
Toronto
Lake Ontario
Boston
New York
Atlantic Ocean
U.S.A.
Canada
Québec
United States
Mexico
0 75 150 km
Lambert, NAD83

FIVE-YEAR REVIEW

CONSOLIDATED AND SELECTED FINANCIAL INFORMATION

	Years ended December 31
	2015	2016	2017	2018	2019

	(in millions of dollars)
OPERATIONS

Revenue	$13,754	$13,339	$13,468	$14,370	$14,021

Expenditure
Operations	2,559	2,675	2,680	2,859	2,835
Other components of employee future benefit cost	(32)	(233)	(322)	(340)	(557)
Electricity and fuel purchases	1,938	1,862	1,989	2,151	2,210
Depreciation and amortization	2,713	2,597	2,686	2,685	2,782
Taxes	980	1,045	1,076	1,111	1,133

	8,158	7,946	8,109	8,466	8,403

Income before financial expenses	5,596	5,393	5,359	5,904	5,618

Financial expenses	2,449	2,532	2,513	2,712	2,695

Net income	$3,147	$2,861	$2,846	$3,192	$2,923

DIVIDEND	$2,360	$2,146	$2,135	$2,394	$2,192

BALANCE SHEET SUMMARY
Total assets	$75,199	$75,167	$75,769	$76,989	$78,563
Long-term debt, including current portion and perpetual debt	$45,983	$45,909	$45,259	$46,335	$45,767
Equity	$19,475	$19,704	$19,755	$21,209	$21,448

INVESTMENTS AFFECTING CASH
Property, plant and equipment and intangible assets	$3,440	$3,460	$3,754	$3,402	$3,614

FINANCIAL RATIOS
Return on equity[a]	15.3%	13.4%	12.9%	14.0%	12.4%
Capitalization[b]	30.1%	30.5%	30.7%	31.8%	32.3%
Profit margin[c]	22.9%	21.4%	21.1%	22.2%	20.8%
Interest coverage[d]	2.20	2.16	2.13	2.18	2.07
Self-financing[e]	82.8%	58.8%	66.6%	63.9%	48.6%

a)	Net income divided by average equity for the year less average accumulated other comprehensive income for the year.
b)

Equity divided by the sum of equity, long-term debt, current portion of long-term debt, perpetual debt, borrowings and derivative instrument liabilities, less derivative instrument assets and sinking fund.

c)	Net income divided by revenue.
d)	Sum of income before financial expenses and net investment income divided by interest on debt securities.
e)

Cash flows from operating activities less dividend paid, divided by the sum of cash flows from investing activities, excluding net change in short-term investments and sinking fund, and repayment of long-term debt.

Note: Certain comparative figures in the Five-Year Review have been reclassified to conform to the presentation adopted in the current year.

FIVE-YEAR REVIEW (CONTINUED)

OPERATING STATISTICS

	Years ended December 31
	2015	2016	2017	2018	2019

	(in GWh)
Electricity sales
In Québec, by segment
Residential	66,558	65,065	66,111	69,566	70,688
Commercial, institutional and small industrial	45,335	45,483	45,816	47,659	47,894
Large industrial	54,200	53,635	53,699	50,252	50,358
Other	5,170	5,062	5,077	5,337	5,640

	171,263	169,245	170,703	172,814	174,580
Outside Québec
Canada/U.S.	29,864	32,744	34,935	36,524	34,789
Total electricity sales	201,127	201,989	205,638	209,338	209,369

	(in millions of dollars)
Revenue from electricity sales
In Québec, by segment
Residential	$5,222	$5,155	$5,285	$5,591	$5,752
Commercial, institutional and small industrial	3,774	3,842	3,873	4,016	4,056
Large industrial	2,350	2,265	2,288	2,196	2,279
Other	316	311	317	331	342

	11,662	11,573	11,763	12,134	12,429
Outside Québec
Canada/U.S.	1,700	1,626	1,651	1,731	1,510
Total revenue from electricity sales	$13,362	$13,199	$13,414	$13,865	$13,939

	(as at December 31)
Number of customer accounts
In Québec, by segment
Residential	3,890,956	3,924,992	3,958,300	3,994,491	4,032,426
Commercial, institutional and small industrial	319,294	314,816	316,430	317,608	319,225
Large industrial	181	183	184	185	186
Other	4,290	4,550	4,582	4,630	4,705
Total customer accounts	4,214,721	4,244,541	4,279,496	4,316,914	4,356,542

FIVE-YEAR REVIEW (CONTINUED)

OPERATING STATISTICS (CONTINUED)

	Years ended December 31
	2015	2016	2017	2018	2019

	(in MW)
Installed capacity
Hydroelectric	36,370	36,366	36,767	36,767	36,700
Thermal	542	542	542	543	543
Total installed capacity	36,912	36,908	37,309	37,310	37,243	[a]

	(in GWh)

Total energy requirements[b]	222,172	223,143	226,824	230,795	229,959

	(in MW)

Peak power demand in Québec[c]	37,349	36,797	38,204	38,319	36,159

	(in km *)

Lines (overhead and underground)
Transmission	34,272	34,292	34,479	34,361	34,802	[d]
Distribution	220,920	221,843	224,033	224,659	225,304
Total lines (overhead and underground)	255,192	256,135	258,512	259,020	260,106

a)

In addition to the generating capacity of our own facilities, we have access to almost all the output from Churchill Falls generating station (5,428 MW) under a contract with Churchill Falls (Labrador) Corporation Limited that will remain in effect until 2041. We also purchase all the output from 41 wind farms (3,876 MW) and 7 small hydropower plants (107 MW) and almost all the output from 9 biomass and 4 biogas cogeneration plants (303 MW) operated by independent power producers. Moreover, 969 MW are available under long-term contracts with other suppliers.

b)	Total energy requirements consist of kilowatthours delivered within Québec and to neighboring systems.
c)	The values indicated reflect demand at the annual domestic peak for the winter beginning in December, including interruptible power.

The 2019–2020 winter peak occurred at 7:00 p.m. on December 19, 2019. The 2019 figure was valid on February 14, 2020.

d)	34,530 km of lines operated by Hydro-Québec TransÉnergie and 272 km by Hydro-Québec Distribution.

*	1 km = 0.62 miles

OTHER INFORMATION

	2015	2016	2017	2018	2019

Rate increase as at April 1[a]	2.9%	0.7%	0.7%	0.3%	0.9%
	As at December 31
Total number of employees[b]
Permanent	17,475	17,282	17,338	16,960	16,977
Temporary	2,319	2,270	2,448	2,944	2,500
	19,794	19,552	19,786	19,904	19,477

Representation of target groups
Women	29.0%	28.7%	28.9%	28.8%	29.2%
Other[c]	7.4%	7.7%	8.1%	8.9%	10.4%

a)	Excluding Rate L (“Rate L”). Rate L applies to an annual contract whose minimum billing demand is 5,000 kW or more and which is principally related to an industrial activity.
b)	Excluding employees of subsidiaries and joint ventures.
c)	Self-reported members (men and women) of the following groups: Indigenous peoples, ethnic minorities, visible minorities and people with disabilities.

UNITS OF MEASURE

V: volt (a unit for measuring voltage)
kV: kilovolt (one thousand volts)
W: watt (a unit for measuring power)	Wh: watthour (a unit for measuring electric energy)
kW: kilowatt (one thousand watts)	kWh: kilowatthour (one thousand watthours)
MW: megawatt (one million watts)	MWh: megawatthour (one million watthours)
GW: gigawatt (one billion watts)	GWh: gigawatthour (one billion watthours)
TWh: terawatthour (one trillion watthours)

HYDRO-QUÉBEC

GENERAL

We operate one of the major systems in Canada for the generation, transmission and distribution of electric power. We supply virtually all electric power distributed in Québec, the largest province in Canada in land area and the second largest in population.

Hydro-Québec was created in 1944 by the Hydro-Québec Act of the Parliament of Québec and is an agent of Québec. All capital stock of Hydro-Québec is held by the Minister of Finance on behalf of the Government of Québec (the “Government”).

Our head office is located at 75 René-Lévesque Boulevard West, Montréal, Québec, Canada.

We carry on our activities in the four reportable business segments defined below. The other business segments and activities are grouped together under Corporate and Other Activities for reporting purposes.

•

Generation: Hydro-Québec Production operates and develops our generating facilities in Québec. Hydro-Québec Production provides Hydro-Québec Distribution with a base volume of up to 165 TWh of heritage pool electricity annually (“Heritage Pool Electricity”). Beginning in 2014, the Heritage Pool Electricity is subject to a yearly indexation (see “Regulatory Framework – Energy Board Act”). The authorized average price was 2.92¢/kWh for 2018 and 2.96¢/kWh for 2019. In addition, Hydro-Québec Production can participate in Hydro-Québec Distribution’s calls for tenders in a context of free market competition. It also sells electricity in markets outside Québec and engages in energy-related arbitrage transactions;

•	Transmission: Hydro-Québec TransÉnergie operates and develops our power transmission system. It markets system capacity and manages power flows throughout Québec;

•

Distribution: Hydro-Québec Distribution operates and develops our distribution system and supplies electricity to the Québec market. It also carries out activities related to electricity sales in Québec as well as customer services and promotes energy efficiency;

•

Construction: Hydro-Québec Innovation, équipement et services partagés and our wholly-owned subsidiary, Société d’énergie de la Baie James (“SEBJ”), design, build and refurbish generating and transmission facilities, mainly for Hydro-Québec Production and Hydro-Québec TransÉnergie. Hydro-Québec Innovation, équipement et services partagés is responsible for projects throughout Québec, except in the territory governed by the James Bay and Northern Québec Agreement (the “JBNQA”). SEBJ builds generating facilities in the territory governed by the JBNQA (north of the 49th parallel) and may also carry out certain projects elsewhere in Québec and outside the province; and

•

Corporate and Other Activities: The corporate units support our divisions in the achievement of their business objectives. As at December 31, 2019, Corporate and Other Activities included corporate activities, as well as the Vice-présidence – Technologies de l’information et des communications (Information and Communication Technologies Vice Presidency), Vice-présidence – Stratégies d’entreprise et développement des affaires (Corporate Strategy and Business Development Vice Presidency), Vice-présidence – Transformation d’entreprise (Corporate Transformation Vice Presidency), Direction principale – Centre de services partagés (Shared Services Center Unit), Direction principale – Approvisionnement stratégique (Strategic Procurement Unit), Direction principale – Centre de recherche d’Hydro-Québec (Hydro-Québec Research Center Unit), Direction principale – Filiales d’Hydro-Québec (Hydro-Québec Subsidiaries Unit) and Center of Excellence in Transportation Electrification and Energy Storage (“CETEES”), as well as intersegment eliminations and adjustments.

GENERATION

Hydro-Québec Production generates power to supply the Québec market and sells power on wholesale markets.

The following subsidiaries, affiliates and interests are also part of this segment:

•	Churchill Falls (Labrador) Corporation Limited (“CF(L)Co”) (34.2% interest; hydroelectric generation activities);

•	HQ Manicouagan inc. (wholly-owned; holds a 60% interest in Manicouagan Power Limited Partnership, which owns and operates a generating station (McCormick) located on the Rivière Manicouagan);

•

Marketing d’énergie HQ inc. (HQ Energy Marketing Inc.) (“HQEM”) (wholly-owned; conducts energy transactions in other Canadian provinces and holds shares in energy trading companies in Canada and the United States);

•	H.Q. Energy Services (U.S.) Inc. (“HQUS”) (wholly-owned subsidiary of HQEM; power marketer in the United States); and

•	Hydro Renewable Energy Inc. (“HRE”) (wholly-owned subsidiary of HQEM; participates in the development of new projects in the United States).

GENERATION OPERATIONS

Facilities

In Québec, our electric generation system comprises 86 generating stations currently in service, of which 62 are hydroelectric and 24 are thermal; with a total installed capacity of 37,243 MW as of December 31, 2019.

The following table lists the generating stations in service as of such date.

GENERATING STATIONS IN SERVICE IN QUÉBEC

Name of Facility	Year(s) Commissioned[a]	Capacity
		(MW)
Hydroelectric[b]
Robert-Bourassa	1979-1981	5,616
La Grande-4	1984-1986	2,779
La Grande-3	1982-1984	2,417
La Grande-2-A	1991-1992	2,106
Beauharnois	1932-1961	1,900
Manic-5	1970-1971	1,596
La Grande-1	1994-1995	1,436
René-Lévesque (Manic-3)	1975-1976	1,326
Jean-Lesage (Manic-2)	1965-1967	1,229
Bersimis-1	1956-1959	1,178
Manic-5-PA	1989-1990	1,064
Outardes-3	1969	1,026
Sainte-Marguerite-3	2003-2004	882
Laforge-1	1993-1994	878
Bersimis-2	1959-1960	845
Outardes-4	1969	785
Bernard-Landry (Eastmain-1-A)	2011-2012	768
Carillon	1962-1964	753
Romaine-2	2014	640
Toulnustouc	2005	526
Outardes-2	1978	523
Eastmain-1	2006	480
Brisay	1993	469
Romaine-3	2017	395
Péribonka	2007-2008	385
Laforge-2	1996	319
Trenche	1950-1955	302
La Tuque	1940-1955	294
Romaine-1	2015	270
Beaumont	1958-1959	270
McCormick	1951-1965	235
Rocher-de-Grand-Mère	2004	230
Paugan	1928-1956	226
Rapide-Blanc	1934-1955	204
Shawinigan-2	1911-1929	200
Shawinigan-3	1948-1949	194
Manic-1	1966-1967	184
Rapides-des-Îles	1966-1973	176
Chelsea	1927-1939	152
Sarcelle	2013	150
La Gabelle	1924-1931	131
Première-Chute	1968-1975	131
Les Cèdres	1914-1924	113
Rapides-des-Quinze	1923-1955	109
Rapides-Farmer	1927-1947	104
Other (17 generating stations rated less than 100 MW)	1915-2009	704
Total		36,700

Thermal
Bécancour (gas turbine)	1992-1993	411
Other (23 diesel plants on off-grid systems)[c]	1967-2015	132
Total		543

a)    Indicates year(s) when facilities began commercial operation.

b)    61 facilities are managed by Hydro-Québec Production and one facility is managed by Hydro-Québec Distribution.

c)    Managed by Hydro-Québec Distribution.

Electricity Purchases

We purchase energy and capacity from the Churchill Falls generating station in Labrador through agreements with CF(L)Co. Under an initial power contract signed in 1969 with CF(L)Co, we agreed to purchase annually, through the year 2041, 4,083 MW of power (the “1969 Power Contract”). In June 1999, we signed another agreement with CF(L)Co to guarantee us the availability of 682 MW of additional power until 2041 for each November 1 to March 31 period. In 2019, the energy received totaled 30.2 TWh at a cost of $100 million as compared to 31.0 TWh in 2018.

We have a power purchase agreement with Rio Tinto Alcan Inc. (“RTA”), that was amended in 2006, for the purchase of 365 MW of peak power and 375 MW of additional peak power until December 31, 2045. Under this 2006 amendment, we also agreed to purchase from RTA an additional 150 MW of peak power until December 31, 2045.

In addition, we purchase energy and capacity under 57 long-term contracts with independent producers located in Québec. During 2019, 2.5 TWh were purchased under these contracts, at a total cost of $197 million. For 2020, we expect to purchase approximately 3.0 TWh. Hydro-Québec Distribution also has long-term contracts with independent producers (see “Distribution”).

We also purchase energy and capacity in connection with our energy marketing operations (see “Wholesale and Energy Marketing Operations”).

Peak

We use energy purchased from our neighboring systems, which experience different demand patterns, to meet a portion of our peak power needs in Québec (see “Wholesale and Energy Marketing Operations”). The following table summarizes our peak power demand in Québec and installed capacity as at December 31 for the years 2015 through 2019.

	Peak Power Demand[a]	Installed Capacity	Total Average Load[c]
	(MW)

2015	37,349	36,912	25,362
2016	36,797	36,908	25,403
2017	38,204	37,309	25,893
2018	38,319	37,310	26,346
2019	36,159	37,243[b]	26,251

a)

The values indicated reflect demand at the annual domestic peak for the winter beginning in December, including interruptible power. The 2019-2020 winter peak was 36,159 MW and occurred at 7:00 p.m. on December 19, 2019. The 2019 figure was valid on February 14, 2020.

b)

In addition to the generating capacity of our own facilities, we have access to almost all the output from Churchill Falls generating station (5,428 MW) under a contract with Churchill Falls (Labrador) Corporation Limited that will remain in effect until 2041. We also purchase all the output from 41 wind farms (3,876 MW) and 7 small hydropower plants (107 MW) and almost all the output from 9 biomass and 4 biogas cogeneration plants (303 MW) operated by independent power producers. Moreover, 969 MW are available under long-term contracts with other suppliers.

c)	Total energy requirements consist of kilowatthours delivered within Québec and to neighboring systems, divided by the number of hours in the year.

WHOLESALE AND ENERGY MARKETING OPERATIONS

Québec Wholesale Market

The Québec wholesale electricity market has been open since May 1, 1997. This market is comprised of 11 distributors: Hydro-Québec Distribution, nine distributors operating municipal systems and one regional electricity cooperative. As a result of the opening of the wholesale market, the municipal systems can, subject to the Government’s authorization, purchase electricity from suppliers other than Hydro-Québec Distribution, and independent generators in Québec can sell their electricity on the wholesale market using Hydro-Québec TransÉnergie’s transmission facilities.

In addition to the Heritage Pool Electricity, Hydro-Québec Production provides other power supplies and products to Hydro-Québec Distribution, including a call for tenders issued in 2002 for the supply of 600 MW over a 20-year period starting in March 2007 and a 20-year capacity supply of 500 MW resulting from a call for tenders issued in 2015, which began in December 2018.

Markets Outside Québec

Our main markets outside Québec consist of neighboring networks located in Canada and the United States.

HQUS is a member of New York ISO, ISO New England (which includes all or parts of Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont), Midcontinent ISO (which includes all or parts of Arkansas, Illinois, Indiana, Iowa, Kentucky, Louisiana, Michigan, Minnesota, Mississippi, Missouri, Montana, North Dakota, South Dakota, Texas, Wisconsin and Manitoba (Canada)) and PJM Interconnection (which includes all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and the District of Columbia). HQUS is also a participant in the electricity markets operated by Southwest Power Pool Inc. (which includes all or parts of Arkansas, Iowa, Kansas, Louisiana, Minnesota, Missouri, Montana, Nebraska, New Mexico, North Dakota, Oklahoma, South Dakota, Texas and Wyoming) and by ERCOT (which includes parts of Texas). ISOs, or Independent Systems Operators, and RTOs, or Regional Transmission Organizations, enable participants to buy and sell energy, schedule bilateral transactions and reserve transmission service. HQUS holds a permit from the U.S. Federal Energy Regulatory Commission to sell at market-based rates.

HQEM is a participant of the Ontario Independent Electricity System Operator (the “Ontario IESO”). HQEM sells and buys energy in Manitoba, Ontario, New Brunswick and Nova Scotia, and has transmission service agreements with Manitoba Hydro and New Brunswick Power Corporation to reserve transmission service on their respective systems.

We have long-term export contracts for the sale of electricity. The following table summarizes our principal energy export agreements.

PRINCIPAL ENERGY EXPORT AGREEMENTS

Counterparties	Expiry Date	Maximum Capacity	Maximum Annual Deliveries

		(MW)	(TWh)
Cornwall Electric – Canada[a]	2019	45	0.2
Cornwall Electric – Canada[a]	2019	100	0.4 [b]
Vermont Joint Owners	2020	335	2.1
Ontario IESO	2023	N/A	2.0
Vermont power distributors[c]	2038	225	1.3

a)

In addition to these contracts, in October 2016, HQEM signed a power supply contract with Cornwall Electric – Canada. This contract will be in effect from 2020 to 2030 and we anticipate power sales totaling up to approximately 145 MW.

b)	Based on historical data.
c)	Green Mountain Power Corporation, Vermont Electric Cooperative, Inc., Vermont Public Power Supply Authority, the Town of Stowe Electric Department and City of Burlington, Vermont Electric Department.

We are continuing talks regarding participation in projects to build transmission lines between Québec and certain states in the northeastern United States. These interconnections would enable us to increase our exports to these markets.

In February 2018, Massachusetts Electric Distribution Companies (“EDC”) selected a transmission line project, the New England Clean Energy Connect (“NECEC”) led by Central Maine Power, in which we are a partner to supply 9.45 TWh of clean hydroelectricity power over a 20-year period.

The NECEC project involves the construction of a new 1,200-MW transmission line from the Québec-Maine border to the City of Lewiston, Maine. All relevant contracts were executed in June 2018. Subject to regulatory approval of the contracts and NECEC obtaining the required permits, we expect this transmission line to begin operation in December 2022.

On January 10, 2020, we announced the signature of an agreement with NB Power. Under this agreement, we expect to export a total of 47 TWh of electricity to New Brunswick between now and 2040. These exports are expected to be transmitted over existing interconnections.

Electricity Sales and Revenue

The following table summarizes electricity sales and revenue outside Québec, for the years 2015 through 2019.

ELECTRICITY SALES AND REVENUE OUTSIDE QUÉBEC

	Years ended December 31
	2015	2016	2017	2018	2019

Electricity Sales (GWh)	29,864	32,744	34,935	36,524	34,789
Revenue from Electricity Sales ($M)	1,700	1,626	1,651	1,731	1,510

TRANSMISSION

Hydro-Québec TransÉnergie provides the following services:

•

transmission of electricity to supply Québec’s native load; the native load is made up of the total transmission requirements of the Québec wholesale market (see “Generation – Québec Wholesale Market”) but excludes customers in remote communities; Hydro-Québec Distribution is Hydro-Québec TransÉnergie’s largest customer;

•

point-to-point transmission service; as of the end of 2019, Hydro-Québec TransÉnergie had signed transmission service agreements with 24 customers, including Hydro-Québec Production, the largest customer for this service; and

•	connection of privately-owned generating facilities to Hydro-Québec TransÉnergie’s transmission system; Hydro-Québec TransÉnergie currently serves 67 of these generating stations.

This segment includes our holding in Cedars Rapids Transmission Company, Limited, a transmission provider that owns and operates a 325 MW interconnection line linking Hydro-Québec TransÉnergie’s grid at Les Cèdres and Langlois substations in Québec with the Cornwall Electric system in Ontario and the National Grid system in New York State.

TRANSMISSION SYSTEM

Most generating complexes in Québec are located at substantial distances from consumer centers. As a result, Hydro-Québec TransÉnergie’s transmission system is one of the most extensive in North America, totaling approximately 22,000 miles of lines. The system includes the following facilities as at December 31, 2019.

Voltage	Substations	Lines (miles)[a]
765 kV and 735 kV	41	7,655
450 kV DC	2	757
315 kV	81	3,416
230 kV	53	2,021
161 kV	43	1,330
120 kV	220	4,354
69 kV or less	94[b]	2,092	[c]
TOTAL	534	21,625

a)	Miles covered by the transmission system. Many facilities carry two circuits on the same infrastructure.
b)	83 substations operated by Hydro-Québec TransÉnergie and 11 by Hydro-Québec Distribution.
c)	1,923 miles of lines operated by Hydro-Québec TransÉnergie and 169 miles by Hydro-Québec Distribution.

Hydro-Québec TransÉnergie provides open access to its transmission grid in accordance with the Hydro-Québec Open Access Transmission Tariff. Consequently, electricity distributors, producers and marketers in and outside Québec have the option to enter into transactions with distributors, producers and marketers to buy or sell electricity and to wheel in, wheel out or wheel through Hydro-Québec TransÉnergie’s transmission grid at specified rates.

Hydro-Québec TransÉnergie’s Direction – Contrôle des mouvements d’énergie (System Control Unit) is responsible for energy dispatching, power flow supervision and system security monitoring. It also acts as Reliability Coordinator for transmission systems in Québec. Hydro-Québec TransÉnergie’s transmission system is linked through interconnections with other major power systems in Canada (Ontario, New Brunswick and Newfoundland and Labrador) and the northeastern United States (New York and New England).

The following table shows existing interconnection capacity with neighboring systems outside Québec as at December 31, 2019. Available transfer capacities are posted on the OASIS (Open Access Same-Time Information System) website.

INTERCONNECTIONS WITH NEIGHBORING SYSTEMS OUTSIDE QUÉBEC

		Maximum Export Capacity	Maximum Import Capacity	Voltage
		(MW)	(MW)	(kV)
CANADA	Ontario	2,705	1,970	120, 230 and 240
	New Brunswick	1,029	785	230, 315 and 345
	Newfoundland and Labrador	–	5,150	735

UNITED STATES	New York	1,999	1,100	120 and 765
	New England	2,275	2,170	120 and ±450 DC

DISTRIBUTION

Hydro-Québec Distribution provides a secure, reliable supply of electricity and related services to the Québec market. To fulfill this responsibility, Hydro-Québec Distribution relies primarily on the Heritage Pool Electricity supplied by Hydro-Québec Production. Hydro-Québec Distribution also purchases additional electricity under market conditions by issuing calls for tenders from suppliers in the market (see “Regulatory Framework – Energy Board Act”).

Our distribution system is comprised of 73,646 miles of medium voltage lines (almost exclusively 25 kV), as well as 66,351 miles of low voltage lines. Approximately 10% of all such lines are underground.

Hydro-Québec Distribution sells to a wide range of customers, from large industrial users, which accounted for 28.8% of sales volume in 2019, to residential customers, which represented 40.5% of sales volume in the same period. Revenues are also derived from sales to commercial, institutional and small industrial customers as well as distributors operating municipal electric systems.

Hydro-Québec Distribution has developed some flexibility in the management of our system and currently has 938 MW of interruptible power, 290 MW of demand-side management and 510 MW of concurrent peak-saving capacity in our residential dual-energy market.

Hydro-Québec Distribution has entered into special agreements with eight industrial customers for whom electricity costs represent a substantial proportion of total production costs. Some of these agreements provide for the sale, on a long-term basis, of firm energy at prices that vary in accordance with a formula based on the market price of aluminum. We manage the exposure to fluctuations in aluminum prices resulting from these contracts by entering into financial transactions, such as futures or swaps (see “Note 15 to the 2019 Consolidated Financial Statements”). In 2019, deliveries under these agreements accounted for 45% of the total energy deliveries to large industrial users.

Hydro-Québec Distribution relies on various sources to supply the Québec market. Hydro-Québec Distribution relies primarily on the Heritage Pool Electricity of 165 TWh, which it purchases from Hydro-Québec Production, and also issues short- and long-term calls for tenders. For requirements of less than three months, it may also buy electricity directly on the market, without tendering, under an authorization granted by the Régie de l’énergie (the “Energy Board”). For unforeseen needs that cannot be met otherwise, it relies on a framework agreement with Hydro-Québec Production, approved by the Energy Board on December 10, 2019, that covers the period from January 1, 2020, to December 31, 2022 and replaces the former agreement which expired on December 31, 2019.

Further to calls for tenders issued since 2002, Hydro-Québec Distribution signed five contracts with Hydro-Québec Production for the supply of 1,100 MW (two contracts totaling 600 MW over a 20-year period beginning in March 2007 and three contracts totaling 500 MW over a 20-year period beginning in December 2018) and 74 contracts with independent producers for the supply of 4,730 MW (including 3,722 MW of wind-generated electricity) for deliveries beginning between 2006 and 2024. Hydro-Québec Production also has long-term contracts with independent producers (see “Generation – Electricity Purchases”).

The following table summarizes these contracts as at December 31, 2019.

LONG-TERM CONTRACTS AWARDED

Type of power	Number of Contracts			Capacity	Starting Date	Expiry Date

				(MW)
Hydroelectric	12		In service	1,203	2007-2018	2027-2038
	4	[a]	Under development	48	2022-2024	2042-2062

Natural gas cogeneration	1		Mothballed	507	2006	2026

Wind	36		In service	3,668	2006-2018	2026-2043
	3	[a]	Under development	54	2020-2021	2040-2041

Forest biomass cogeneration	12		In service	236	2007-2017	2023-2040
	7		Under development	89	2020-2021	2045-2046

Biomass cogeneration	4		In service	25	2012-2017	2032-2042
TOTAL	79			5,830

a)	One hydroelectric contract and one wind-generated electricity contract are on off-grid systems.

Hydro-Québec Distribution manages its flexible and diversified energy portfolio to deal with fluctuations in demand. Every three years, Hydro-Québec Distribution prepares a supply plan covering the next 10 years. This supply plan presents forecasts of Hydro-Québec Distribution’s customers’ electricity requirements, taking into account energy efficiency measures, along with the various means that Hydro-Québec Distribution intends to use to ensure a secure supply of electricity for Québec. The Electricity Supply Plan 2020–2029 was filed with the Energy Board in November 2019 and a final decision is expected at the end of 2020 or the beginning of 2021.

Hydro-Québec Distribution has taken various measures to ensure a balance between supply and demand in Québec, including:

•

A three-year contract for wind integration services beginning on September 1, 2016 was signed with Hydro-Québec Production and then extended for an additional year, until August 31, 2020. A new call for tenders for wind integration services for a five-year period (from September 1, 2020 until August 31, 2025) has been launched in February 2020 following the January 28, 2020 approval of the service characteristics by the Energy Board.

•

On October 29, 2015, the Energy Board agreed to exempt us from filing each year to obtain an annual extension of the suspension period for TransCanada Energy’s Bécancour generating station (“TCE”). Thus, this suspension is now in place until 2026 (or until the end of the Electricity Supply Contract with TCE), unless Hydro-Québec Distribution requires TCE as a base resource, in which case a demand must be made three years prior to its use (the accounting for this agreement is described in “Note 3 to the 2019 Consolidated Financial Statements” under “Regulatory Assets – Costs related to a suspension agreement”); and

•	Further to a request for proposal, Hydro-Québec Distribution acquired 675 MW of Unforced Capacity (UCAP) for January 2020 and 650 MW of UCAP for February 2020; and

•	1.8 TWh of short-term transactions in 2019.

Additional calls for tenders could be made in the coming years in order to maintain this balance (see “Regulatory Framework – Energy Board Act”).

ELECTRICITY RATES

Prior to the rate year beginning April 1, 2020, rates were fixed or modified by the Energy Board on an annual basis pursuant to the Act respecting the Régie de l’énergie (the “Energy Board Act”) (see “Regulatory Framework – Energy Board Act”). Rates were fixed to allow recovery of authorized service costs, including estimated supply costs, and a reasonable rate of return on shareholder’s equity.

In March 2019, the Energy Board authorized an electricity rate increase of 0.9% applicable to all customers except for Rate L customers, for which the increase is 0.3%. The new rates were effective as of April 1, 2019.

With the adoption of the Act to simplify the process for establishing electricity distribution rates (“Bill 34”) in December 2019 (see “Regulatory Framework – Energy Board Act”), electricity distribution rates are to be set or modified by the Energy Board every five years as of April 1, 2025, and indexed annually in the interim, based on the annual change in the average Québec Consumer Price Index. Bill 34 also provides for a freeze on distribution rates for the rate year beginning April 1, 2020, followed by their annual indexation for the next four years.

The following table shows the rate change which took effect in each year and the average yearly rate increase, from 2015 to 2020, as well as annual inflation rates:

	2015		2016		2017		2018		2019		2020
Rate increase as of April 1	2.86%	[a]	0.7%	[a]	0.7%	[a]	0.3%	[a]	0.9%	[a]	0%
Average rate increase from January 1 to December 31[b]	3.2%		1.2%		0.7%		0.4%		0.8%		0.2%
Inflation Rate[c]	1.1%		1.4%		1.6%		2.3%		1.7%		2.0%	[d]

a)    Excluding Rate L, for which the increase is 2.49% in 2015, 0% in 2016, 0.2% in 2017, 0% in 2018 and 0.3% in 2019.

b)    Excluding Rate L.

c)    Canadian Consumer Price Index for the calendar year.

d)    Estimate.

ELECTRICITY SALES AND REVENUE

The following table summarizes consolidated electricity sales and revenue in Québec, by customer segments, for the years 2015 through 2019.

OPERATING STATISTICS
	Years ended December 31
	2015	2016	2017	2018	2019

	(in GWh)

Electricity Sales
In Québec, by segment
Residential	66,558	65,065	66,111	69,566	70,688
Commercial, institutional and small industrial	45,335	45,483	45,816	47,659	47,894
Large industrial	54,200	53,635	53,699	50,252	50,358
Other	5,170	5,062	5,077	5,337	5,640
Total Electricity Sales	171,263	169,245	170,703	172,814	174,580

	(in millions of dollars)
Revenue from Electricity Sales
In Québec, by segment
Residential	$5,222	$5,155	$5,285	$5,591	$5,752
Commercial, institutional and small industrial	3,774	3,842	3,873	4,016	4,056
Large industrial	2,350	2,265	2,288	2,196	2,279
Other	316	311	317	331	342
Total Revenue from Electricity Sales	$11,662	$11,573	$11,763	$12,134	$12,429

	(as at December 31)
Number of Customer Accounts
In Québec, by segment
Residential	3,890,956	3,924,992	3,958,300	3,994,491	4,032,426
Commercial, institutional and small industrial	319,294	314,816	316,430	317,608	319,225
Large industrial	181	183	184	185	186
Other	4,290	4,550	4,582	4,630	4,705
Total Customer Accounts	4,214,721	4,244,541	4,279,496	4,316,914	4,356,542

CONSTRUCTION

The Construction segment consists of activities related to projects carried out by Hydro-Québec Innovation, équipement et services partagés and SEBJ.

Hydro-Québec Innovation, équipement et services partagés is responsible for construction and refurbishment projects throughout Québec, except in the territory governed by the JBNQA. SEBJ builds generating facilities in the territory governed by the JBNQA (north of the 49th parallel) and may also carry out certain projects elsewhere in Québec and outside the province.

As engineering, construction and environmental specialists, Hydro-Québec Innovation, équipement et services partagés and SEBJ offer Hydro-Québec Production and Hydro-Québec TransÉnergie a variety of services needed for draft-design studies, impact assessments and other undertakings in the context of energy-related projects. These services include technical and scientific surveys, planning, cost estimates and cost control, design, architecture, geomatics and quality control.

CORPORATE AND OTHER ACTIVITIES

Corporate activities consist of the Financial and Risk Management Group, the Corporate and Legal Affairs and Governance Group, the Communications, Governmental and Indigenous Affairs Vice Presidency, the Human Resources Vice Presidency and the Health and Safety and Environment Unit. Other activities include Information and Communication Technologies Vice Presidency, Corporate Strategy and Business Development Vice Presidency, Corporate Transformation Vice Presidency, Shared Services Center Unit, Strategic Procurement Unit, Hydro-Québec Research Center Unit, Hydro-Québec Subsidiaries Unit and CETEES, as well as intersegment eliminations and adjustments.

The following are included under Corporate and Other Activities:

•	Hydro-Québec CapiTech inc. (“Hydro-Québec CapiTech”) (wholly-owned; a venture capital company investing in businesses that provide energy-related high-technology products and services);

•

Hydro-Québec IndusTech inc. (“Hydro-Québec IndusTech”) (wholly-owned; the corporation’s mission is to partner with the private sector in industrializing and marketing technologies resulting from our research activities); and

•	Institut de recherche d’Hydro-Québec (“IREQ”) (our energy-technology research and development unit).

On February 6, 2020, through a private placement, we acquired 19.9% of the issued and outstanding common shares (on a non-diluted basis) of Innergex Renewable Energy inc. (TSX: INE) (“Innergex”), a renewable power producer that develops, acquires, owns and operates hydroelectric facilities, wind farms and solar farms. The purchase price was $661 million. In addition, we have committed $500 million to a strategic alliance (the “Strategic Alliance”) dedicated to co-investment projects with Innergex. The Strategic Alliance will pursue opportunities to invest, acquire, develop or operate projects or assets related to wind or solar projects including battery storage or transmission, distributed generation, off-grid renewable energy networks, and other renewable energy sectors as may be agreed by the parties. Each party must present investment opportunities in targeted sectors outside of Québec to the other on an exclusive basis for an initial 3-year period.

On March 11, 2020, our President and Chief Executive Officer announced that he would be leaving Hydro-Québec. The next day, the Board of Directors appointed our Executive Vice President and Chief Financial and Risk Officer as Acting President and CEO, effective immediately. The Board of Directors has started the process to find the next Chief Executive Officer with the support of a recruitment firm.

CORPORATE OUTLOOK

STRATEGIC PLAN 2020–2024

Hydro-Québec’s Strategic Plan 2020–2024 (the “Plan”) was tabled with the legislature in the last quarter of 2019. Building on our previous plan, it goes even further by factoring in the global energy transition towards a decarbonized economy, which is causing rapid change in the energy sector.

The green, renewable electricity we produce accounts for 35% of the energy consumed in Québec. We intend to utilize its full potential to decarbonize Québec and northeastern North America and drive Québec’s economic development. In addition, the advent of new digital technologies gives us the opportunity to diversify our offerings and improve the customer experience.

The Plan is based on four major objectives:

•	Contribute to the reduction of greenhouse gas emissions in all our markets.

•	Power Québec’s economic development.

•	Be a benchmark in customer experience.

•	Increase our net income.

To achieve our objectives, we will focus on four strategies:

•	Increase the share of energy provided by electricity in Québec and be a leader of the energy transition.

•	Seize growth opportunities in Québec and beyond our borders.

•	Further develop a culture focused on customers and occupational health and safety.

•	Continuously improve our operating performance.

DEVELOPMENT STRATEGY

In 2020, we plan to invest approximately $3.9 billion, most of which would be allocated to the operations of Hydro-Québec TransÉnergie ($1.7 billion), Hydro-Québec Production ($1.0 billion) and Hydro-Québec Distribution ($0.9 billion). More than 65% of the total amount is expected to be earmarked for facility maintenance and improvements. The remainder is expected to go toward growth and development activities.

The 2020 borrowing program is expected to be $4.0 billion. The funds raised are intended to be used to repay maturing debt and to finance a part of the investment program.

Hydro-Québec Production intends to continue its work on the Romaine complex jobsites in the course of developing Québec’s hydroelectric potential. Three of the four generating stations in this major project, namely Romaine-2, Romaine-1 and Romaine-3, were commissioned in 2014, 2015 and 2017, respectively, and Romaine-4 should follow in 2021. In line with the energy transition, Hydro-Québec Production also plans to build two solar generating stations. At the same time, it plans to continue investing to ensure the long-term operability of its facilities and optimize their output. For instance, refurbishment is under way at Robert-Bourassa, Rapide-Blanc and Beauharnois generating stations.

Hydro-Québec TransÉnergie intends to devote a large part of its investments to erecting transmission lines, in particular the 735 kV line that should extend some 250 km between Micoua substation, in the Côte-Nord region, and Saguenay substation, in the Saguenay–Lac-Saint-Jean region, as well as the approximately 100 km 320-kV direct current interconnection line between Appalaches substation, located near Thetford Mines, and a connection point on the Québec–Maine border. In addition, it plans to continue connecting the Romaine complex, in the Minganie region, and building 315/25 kV Patriotes substation, in the Basses-Laurentides region. The division also intends to continue upgrading and modernizing its facilities to enhance the reliability and long-term operability of its transmission assets and maintain service quality. This includes the projects to replace the grid control systems, special protection systems, and substation protections and controls, as well as work stemming from the architecture development plan for the 315-kV system on the island of Montréal.

Hydro-Québec Distribution intends to continue delivering reliable power and high-quality services to all Québec customers. It plans to make additional investments to better meet customer needs, including connecting the Côte-Nord region communities of La Romaine and Unamen Shipu, currently served by an off-grid system. The division also plans to pursue projects to maintain and improve the quality of its facilities, such as replacing the distribution grid control system. Finally, in the context of the energy transition, development projects such as the deployment of a microgrid in Lac-Mégantic are expected to enhance the division’s expertise in new technologies so that it can subsequently apply them to other localities, particularly the off-grid systems in the Nord-du-Québec region.

With regards to distribution rates, in December 2019, Québec’s National Assembly passed and enacted the Act to simplify the process for establishing electricity distribution rates (“Bill 34”) which amends certain provisions of the Energy Board Act and the Hydro-Québec Act. In particular, it provides for a freeze on distribution rates for the rate year beginning April 1, 2020, as well as a refund to customers, in 2020, of an amount equivalent to the unamortized balances of the variance and deferral accounts of Hydro-Québec Distribution as at December 31, 2019. The amount to be refunded totals $535 million.

WATER-POWER ROYALTIES

As stipulated in the Watercourses Act (Québec), Hydro-Québec Production pays the same statutory royalties as those paid by private producers of hydro-electricity in Québec. These water-power royalties, earmarked for the Government’s Generations Fund, consist of a statutory royalty for the electricity delivered during the year and a contractual royalty payable pursuant to the contract awarded for the operation of a generating station.

For 2020, these royalties, indexed annually to the Consumer Price Index, consist of:

•	a statutory royalty of $3.38 ($3.32, $3.25 and $3.20, for 2019, 2018 and 2017, respectively) per thousand kilowatthours of electricity produced; and

•	a contractual royalty of $0.80 ($0.78, $0.76 and $0.75, for 2019, 2018 and 2017, respectively) per thousand kilowatthours of electricity produced.

These royalties totaled $714 million in 2019, $699 million in 2018 and $695 million in 2017.

CAPITAL INVESTMENT PROGRAM

The capital investment program includes capital expenditure for fixed and intangible assets. The following table is a summary of our capital investments affecting cash for the years 2015 through 2019. Over the 2020–2024 period, we plan to invest approximately $4.0 billion in fixed and intangible assets per year, including an estimated $3.9 billion in 2020, as stated in the table below.

CAPITAL INVESTMENTS AFFECTING CASH

	2015	2016	2017	2018	2019	Estimated 2020

	(in millions of dollars)
Fixed and Intangible Assets
Generation	$957	$906	$963	$792	$1,110	$1,041
Transmission[a]	1,587	1,757	1,971	1,782	1,563	1,719
Distribution	756	657	650	664	737	865
Construction	1	8	13	10	4	6
Corporate and Other Activities	139	132	157	154	200	234
Total Investments	$3,440	$3,460	$3,754	$3,402	$3,614	$3,865

a)	Including sub-transmission facilities.

Our investments totaled $3,614 million in 2019. Most of this amount was allocated to large-scale development projects in the generation and transmission segments, as well as to major refurbishment projects to maintain and improve the quality of our assets.

In 2019, we continued working on the Romaine complex jobsites in the course of developing Québec’s hydroelectric potential. On the last jobsite, Romaine-4 (245 MW), construction of the dam is nearly complete and should be followed by reservoir impoundment in 2020. The first three of the four generating stations in this 1,550-MW project—Romaine-2 (640 MW), Romaine-1 (270 MW) and Romaine-3 (395 MW)—were brought on stream in 2014, 2015 and 2017, respectively. Work is proceeding on Romaine-4 (245 MW), which is slated for commissioning in 2021.

In 2019, we commissioned the facilities built as part of the Chamouchouane–Bout-de-l’Île project, the largest north-south 735-kV transmission project carried out in the last 25 years. This project had a number of components: first, the construction of a 400-km, 735-kV line between Chamouchouane substation in Saguenay–Lac-Saint-Jean and the Montréal metropolitan loop; second, the construction of Judith-Jasmin substation (735/120/25 kV) in Terrebonne; and third, the relocation of a 19-km segment of an existing 735-kV line connected to Bout-de-l’Île substation in Montréal. The new facilities should enhance the reliability of the main transmission system, strengthen energy supply to the Montréal region, and enable us to meet demand growth in the city’s north shore suburbs.

We also carried out several projects in all our business segments to ensure the long-term operability of our facilities and optimize their performance.

Allocation of Capital Expenditure for the Generation, Transmission and Distribution Business Segments

The following tables summarize the allocation of estimated capital expenditure for 2020 among our three major business segments:

GENERATION BUSINESS SEGMENT

	Available Power	Planned Date of Operation	Estimated Capital Expenditure 2020

	(MW)		(in millions of dollars)
ASSET SUSTAINMENT AND OPTIMIZATION
Refurbishment and refitting of generating stations	–	Continuous program	$607

DEVELOPMENT PROJECTS
Romaine complex	1,550	2014–2021	401
Other generation projects	–	–	33

			434
Total			$1,041

TRANSMISSION BUSINESS SEGMENTa

	Planned Date of Operation	Estimated Capital Expenditure 2020

		(in millions of dollars)
ASSET SUSTAINMENT AND OPTIMIZATION
Reliability and long-term operability	Continuous program	$1,314

SYSTEM GROWTH PROJECTS
Appalaches–Maine interconnection line	2022	78
Patriotes substation	2020	24
Expansion of transmission system in Minganie	2014–2021	15
Other		288

		405
Total		$1,719

a)    Including sub-transmission facilities.

DISTRIBUTION BUSINESS SEGMENTa

Estimated Capital Expenditure 2020

(in millions of dollars)
ASSET SUSTAINMENT AND OPTIMIZATION
Reliability and long-term operability	$418

DEVELOPMENT PROJECTS	447
Total	$865

a)    Including investments in distribution facilities as well as in generating and transmission facilities in our off-grid systems.

Cash Requirements

The total estimated cash requirements for 2020 are approximately $9.2 billion, including approximately $3.9 billion for capital investments, approximately $2.6 billion for long-term debt repayment and approximately $2.2 billion for the payment of the dividend declared for 2019. Our self-financing ratio (defined as cash flows from operating activities less dividend paid, divided by the sum of cash flows from investing activities, excluding net change in short-term investments and sinking fund, and repayment of long-term debt) is expected to be 45.2% in 2020, compared to 48.6% in 2019.

REGULATORY FRAMEWORK

Hydro-Québec Act

Under the provisions of the Hydro-Québec Act, we are mandated to supply power and to pursue endeavors in energy-related research and promotion, energy conversion and conservation, and any field connected with or related to power or energy.

Under the Hydro-Québec Act, the Government is entitled to declare a dividend from Hydro-Québec when certain financial criteria are met (see “Note 16 to the 2019 Consolidated Financial Statements”). Our dividend policy is to distribute 75% of our net income.

Energy Board Act

The Energy Board Act, enacted in 1996, grants the Energy Board exclusive authority to fix or modify our rates and conditions for the transmission and distribution of electric power in Québec. Hydro-Québec TransÉnergie and Hydro-Québec Distribution’s activities in Québec are therefore regulated. Under this legislation, rates are set by reasoned decision of three commissioners after public hearings. Moreover, the Energy Board Act stipulates that rates are determined on a basis that allows for recovery of the cost of service including a reasonable return on the rate base.

The Energy Board consists of twelve full-time members appointed by the Government and, in the exercise of its functions, is charged with reconciling the public interest, consumer protection and the fair treatment of the electric power carrier and of distributors.

Under the Energy Board Act, we have been granted exclusive rights for the distribution of electric power throughout Québec, excluding the territories served by distributors operating a municipal or private electric system as of May 13, 1997.

On December 8, 2019, Bill 34 (see “Electricity Rates”) came into force amending the Hydro-Québec Act and the Energy Board Act. In particular, Bill 34 specifies that electricity distribution rates are to be set or modified by the Energy Board every five years as of April 1, 2025, and that they will be indexed annually in the interim based on the annual change in the average Québec Consumer Price Index. Bill 34 also provides for a distribution rate freeze for the rate year beginning April 1, 2020 followed by an annual indexation for the next four years. Notwithstanding the foregoing, Bill 34 authorizes us to ask the Energy Board to modify our distribution rates before the scheduled date if they do not allow for recovery of the cost of service.

Also, as of December 8, 2019, the Energy Board ceased to have authority to authorize distribution investment projects and to approve distribution commercial programs.

Specifically, the Energy Board has the authority to:

•	fix, or modify, after holding public hearings, our rates and conditions for the transmission of electric power;

•	starting in 2025 and then every 5 years thereafter, fix, or modify, after holding public hearings, our rates and conditions for the distribution of electric power;

•	approve our electric power supply plan;

•	designate a reliability coordinator for Québec and adopt the reliability standards submitted by the designated reliability coordinator;

•	authorize our transmission investment projects; and

•	rule upon complaints from customers concerning application of rates or conditions of services.

In addition, the Energy Board Act was amended in 2010 to allow a gradual increase of the cost of the Heritage Pool Electricity starting in 2014. The Energy Board Act was subsequently amended by replacing the gradual increases of the average cost of the Heritage Pool Electricity with the indexation of the average cost of the Heritage Pool Electricity.

In accordance with its authority relating to rate determination, the Energy Board implemented a performance-based regulation mechanism for Hydro-Québec TransÉnergie, effective in 2019.

Effective 2017, surplus earnings realized from carrying on transmission and distribution activities in Québec are subject to an earnings sharing mechanism. With the enactment of Bill 34, this sharing mechanism ceased to apply to distribution activities after 2019. Earnings in excess of the authorized rate of return are shared with customers in the following proportions:

•	50/50 sharing for the first 100 basis points above the authorized rate of return; and

•	75% customers and 25% Hydro-Québec, beyond 100 basis points.

Any shortfall is absorbed by Hydro-Québec.

Generation

The Energy Board’s jurisdiction does not extend to generation.

Transmission

Transmission rates and service conditions are subject to approval by the Energy Board.

In December 2019, the Energy Board approved the interim transmission rates, to be effective January 1, 2020, as follows: $78.71/kW/year for firm long-term point-to-point transmission service and an amount payable for the native-load transmission service of $3,047.0 million per year. The interim revenue for rate setting purposes totaled $3,463.4 million for short- and long-term point-to-point transmission services and native-load. The Energy Board’s final decision is pending.

The Direction – Contrôle des mouvements d’énergie (System Control Unit) of Hydro-Québec TransÉnergie is Reliability Coordinator for transmission systems in Québec as designated by the Energy Board.

Distribution

Electricity required to meet Québec’s needs in excess of the Heritage Pool Electricity must be purchased through a competitive bidding process. Purchase contracts for electricity in excess of the Heritage Pool Electricity are subject to the approval of the Energy Board.

As per Bill 34, there will be a rate freeze for the rate year beginning April 1, 2020, followed by an annual indexation for the next four years, until its review in 2025.

Canadian Energy Regulator Act (formerly National Energy Board Act)

Our exports of electric power are subject to the Canadian Energy Regulator Act which provides that a permit or license must be obtained from the Canada Energy Regulator for such exports. We hold the following permits for short-term exports (contracts of five years or less):

•	one permit expiring on December 31, 2020 authorizing us to export annually up to 30 TWh of combined firm and interruptible energy to the United States;

•

one permit granted to our subsidiary, HQEM, expiring on April 7, 2029. This permit authorizes HQEM, as a power marketer, to export annually up to 30 TWh of firm and interruptible energy and up to 6,000 MW of power from interconnections located in Canada.

Each of these permits allows us to take advantage of the spot market in the United States; however, long-term export contracts (more than five years) require prior issuance of specific permits or licenses by the Canada Energy Regulator.

The Canada Energy Regulator also regulates international power lines and we operate our interconnections with the United States in accordance with the terms and conditions of Certificates of Public Convenience and Necessity concerning those international power lines.

Environmental Regulation

Our activities are subject to federal and provincial environmental laws and regulations, and, to some extent, municipal by-laws.

Before beginning new construction, our projects are subject to environmental impact assessment studies as well as information and consultation processes. The studies are submitted for review and approval to government departments and agencies responsible for issuing governmental authorizations. In some instances, the approval process includes public hearings by an independent body.

Environmental protection and conservation are among our main priorities. In 2019, our management system, which has an environmental component, maintained its certification to ISO 14001:2015. ISO 14001:2015 is the environmental management standard of the International Organization for Standardization. In addition, we annually review our management of environmental risks and issues and publish a Sustainability Report.

The Government adopted the Sustainable Development Act (the “Sustainable Act”) in April 2006 and the Government Sustainable Development Strategy covering the period 2015-2020 (the “Government Strategy”) in 2015. As a Government-owned corporation, we are subject to the Sustainable Act and the Government Strategy and we published our own Sustainable Development Action Plan, covering the period 2020-2024, in March 2020.

LITIGATION

Innus of Uashat mak Mani-Utenam

The Innus of Uashat mak Mani-Utenam (the “Uashaunnuat”) have filed lawsuits seeking judicial recognition of an aboriginal title and aboriginal rights as well as $1.5 billion in damages relating to an area of land in Québec where some of our hydroelectric facilities are located, part of which is within the territory subject to the JBNQA. The Uashaunnuat, who claim not to be party to the JBNQA, allege that the JBNQA and certain federal and provincial laws are illegal, inoperative, unconstitutional and not binding upon them. The Uashaunnuat also seek various orders, including rendering of accounts and revenue sharing for the alleged unlawful use and management of the lands, notably in respect of hydroelectric facilities on these lands. While the proceedings relating to the territory overlapping with the JBNQA territory are suspended, the proceedings relating to the territory outside of the JBNQA territory are ongoing. Along with the Attorney-General of Canada and the Attorney-General of Québec, we are contesting these claims.

Innus of Pessamit

The Innus of Pessamit have filed lawsuits seeking judicial recognition of an aboriginal title and aboriginal rights as well as $500 million in damages relating to an area of land in Québec where some of our hydroelectric facilities are located. They also seek compensation based on revenue sharing to be determined by the Court, for the revenues generated by our facilities located in the contested area. The proceedings are ongoing and, along with the Attorney-General of Canada and the Attorney-General of Québec, we are contesting these claims.

CF(L)Co

On February 23, 2010, CF(L)Co instituted proceedings against us seeking the modification of the pricing terms under the 1969 Power Contract (see “Generation Operations – Electricity Purchases”) by increasing the amounts payable by us to CF(L)Co. Alternatively,
CF(L)Co sought the cancellation of the 1969 Power Contract with effect six months from the date of judgment. In July 2014, the Superior Court of Québec rendered its decision dismissing CF(L)Co’s request and confirming Hydro-Québec’s rights under the 1969 Power Contract. On appeal, in August 2016, the Québec Court of Appeal rendered its decision dismissing CF(L)Co’s request and confirming Hydro-Québec’s rights under the 1969 Power Contract. On further appeal, to the Supreme Court of Canada, on November 2, 2018, the Supreme Court dismissed CF(L)Co’s appeal, giving full force to Hydro-Québec’s interpretation of the 1969 Power Contract with regards to the pricing terms.

In July 2013, we instituted proceedings against CF(L)Co before the Superior Court of Québec to determine the interpretation of two essential rights, which are provided in the 1969 Power Contract. In August 2016, the Superior Court of Québec rendered its decision, confirming Hydro-Québec’s rights (this decision was rectified on November 8, 2016 but did not change its conclusions). In September 2016, CF(L)Co filed an appeal before the Québec Court of Appeal. The hearing took place on December 4, 2018. On June 20, 2019, the Court of Appeal allowed CF(L)Co’s appeal in part and clarified, on the one hand, that Hydro-Québec is entitled under the 1969 Power Contract to receive annually a specific quantity of energy equivalent to the value of the Annual Energy Base (“AEB”) stipulated in the contract, no more or less, and, on the other hand, that CF(L)Co is entitled to the power associated with the energy produced over and above such AEB, provided it satisfies its commitment to Hydro-Québec. The Court also confirmed the extent of Hydro-Québec’s operational flexibility on an annual basis, allowing for the scheduling of its power requirements and postponement of its delivery from one month to the other, without being limited to a monthly cap. The parties are currently negotiating certain aspects of the implementation of the Court decision.

EMPLOYEES

We had 19,477 employees as at December 31, 2019 composed of 16,977 permanent employees and 2,500 temporary employees. These numbers do not include employees of our subsidiaries and joint ventures. Unionized employees represent 82.6% of our work force.

Eight collective agreements govern the working conditions of our unionized employees. Seven of these agreements were renewed in 2018, for five-year periods extending until 2023 or 2024. Negotiations are ongoing with our engineers regarding a new collective agreement that would extend until 2023.

IMPACTS OF COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of a strain of novel coronavirus disease, COVID-19, a global pandemic. Governments in affected areas have imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines and cancellations of gatherings and events. The Government of Québec declared a public health emergency on March 13, 2020 and further ordered the closing, from March 25 and until April 13, 2020 of all non–essential stores and services.

While we are still in the early days of this rapidly evolving crisis, the spread of COVID-19 will likely result in an economic downturn in Québec and the other markets in which Hydro-Québec operates, distributes and/or sells electricity.

We are currently assessing the potential impacts that the COVID-19 crisis may have on our business. The extent of these impacts will depend on future developments, which are highly uncertain and cannot be predicted at this time; however, the business and financial performance of Hydro-Québec could be adversely impacted to a material extent. We continue to monitor the situation closely.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis as approved by the Board of Directors of Hydro-Québec on February 14, 2020 should be read in conjunction with our consolidated financial statements and the notes thereto. The financial information and tabular amounts presented herein are expressed in Canadian dollars, unless otherwise indicated. The consolidated financial statements take into account the decisions handed down by the Energy Board with respect to the transmission and distribution of electricity. They also reflect the provisions of the Act to simplify the process for establishing electricity distribution rates (S.Q. 2019, c. 27), passed by the National Assembly of Québec and enacted on December 8, 2019.

This analysis contains statements based on estimates and assumptions concerning future results and the course of events. Given the risks and uncertainties inherent in any forward-looking statements, our actual future results could differ from those anticipated. Finally, the information contained in this section takes into account any significant event that occurred on or before its approval by the Board of Directors, as of February 14, 2020.

OVERVIEW

In 2019, we posted net income of $2,923 million, compared to $3,192 million in 2018. This variance is due in part to the fact that, in 2018, we recorded a non-recurring gain of $277 million on the sale of an equity interest in our subsidiary TM4. In the second quarter of 2019, we also recognized a $46-million charge resulting from the write-off of certain costs related to the Northern Pass Transmission (NPT) project. Excluding these two elements, net income for 2019 was $54 million higher than in 2018.

Based on this result, the dividend payable to the Québec government, our sole shareholder, amounts to $2,192 million.

Sales in Québec

Electricity sales in Québec reached 174.6 TWh, an increase of 1.8 TWh over 2018. This growth is attributable to higher baseload demand in all market segments as well as the impact of temperatures, which were colder in winter 2019 than the previous winter. Because of the Québec market’s substantial requirements, electricity supplies provided by Hydro-Québec Production to Hydro-Québec Distribution rose by $106 million compared to 2018.

Exports

On markets outside Québec, the volume of net electricity exports remained high, exceeding the 30-TWh mark for the fourth consecutive year. Net exports totaled 33.7 TWh, contributing $631 million to our net income.

Net electricity sales

Driven by increased sales on the Québec market, our net sales volume was 208.3 TWh, compared to 208.9 TWh in 2018. As a result of the smooth operation of our generating, transmission and distribution facilities, we were able to meet the needs of our domestic market while also continuing to export large quantities of electricity to neighboring markets to support the decarbonization of northeastern North America.

Completion of the Chamouchouane–Bout-de-l’Île project

The facilities built as part of the 735-kV Chamouchouane–Bout-de-l’Île project were inaugurated in July 2019. This marked the end of the largest 735-kV transmission construction project undertaken in Québec’s north-south axis in 25 years. The $1.3-billion project involved the deployment of some 400 km of 735-kV lines between Chamouchouane substation, in the Saguenay–Lac-Saint-Jean region, and the Montréal metropolitan loop; construction of 735/120/25-kV Judith-Jasmin substation in Terrebonne, in the Lanaudière region; and the rerouting of an existing 19-km segment of 735-kV line to Bout-de-l’Île substation, in Montréal.

The Chamouchouane–Bout-de-l’Île project enhanced the reliability of the main transmission system, reinforced energy supply to the Montréal region and helped meet demand growth in the city’s north shore suburbs.

Hilo, a new subsidiary

In October, we announced the creation of Services Hilo inc. (Hilo), a subsidiary tasked with the mission of helping customers harness the power of new technologies to make more efficient use of electricity. Hilo plans to launch smart home products and services in 2020, and to gradually expand its offering to energy management in non-residential buildings, electric mobility solutions, smart storage and solar self-generation.

Simplifying the process for establishing distribution rates

In December, the Act to simplify the process for establishing electricity distribution rates was passed by the National Assembly of Québec and came into force. In particular, this Act specifies that electricity distribution rates are to be set or modified by the Energy Board every five years as of April 1, 2025, and that they will be indexed annually in the interim. It also provides for a freeze on distribution rates for the rate year beginning April 1, 2020, followed by their annual indexation for the next four years, as well as a refund to customers of an amount equivalent to the unamortized balances of the variance and deferral accounts of Hydro-Québec Distribution as at December 31, 2019. An amount of $535 million was therefore reclassified to the balance sheet line item Accounts payable and accrued liabilities, for distribution among eligible customers before April 1, 2020.

Investments

Our investments totaled $3,614 million in 2019. Most of this amount was allocated to large-scale development projects in the generation and transmission segments, as well as to projects to maintain and improve the quality of our assets.

The main projects under way include the construction and connection of the Romaine hydroelectric complex (1,550 MW) in the Côte-Nord region. Three of the four reservoir generating stations in this complex, with 1,305 MW of total installed capacity, are already in operation. On the last jobsite, Romaine-4 (245 MW), construction advanced in 2019 on the dam, powerhouse and switchyard, with a view to impoundment of the reservoir in 2020 and commissioning of the generating station in 2021.

We also carried out several projects in all our business segments to ensure the long-term operability of our facilities and optimize their performance.

Contribution to Public Finance

For a seventh consecutive year, our contribution to the Québec government’s revenue exceeded $4 billion, totaling $4.2 billion. This contribution includes our net income, water-power royalties, the public utilities tax, and guarantee fees related to debt securities.

CONSOLIDATED RESULTS

Net income

We recorded net income of $2,923 million in 2019, compared to $3,192 million in 2018. Excluding the non-recurring gain of $277 million recognized in 2018 on the sale of an equity interest in subsidiary TM4 and the $46-million depreciation expense resulting from the write-off of certain costs related to the NPT project in 2019, net income increased by $54 million over the previous year.

On the Québec market, electricity supplies provided by Hydro-Québec Production to Hydro-Québec Distribution rose by $106 million, in particular because of higher baseload demand and temperature variances. This growth was also driven by new capacity and energy agreements, which went into effect at the end of 2018. On markets outside Québec, net export volume reached 33.7 TWh, one of the strongest performances in this area in our history. However, net exports decreased by $134 million compared to the previous year under the combined effect of reduced demand on export markets resulting from temperature variances in the second quarter, and lower market prices, whose impact was mitigated by our sales and risk management strategies. Finally, operational expenditure decreased by $24 million due to careful management, which enabled us to absorb the impacts of inflation, salary indexing and growth in our operations.

Revenue

Revenue totaled $14,021 million, compared to $14,370 million the previous year. Revenue from ordinary activities reached $14,076 million, a slight increase over $14,063 million in 2018. Electricity sales were $13,939 million, or $74 million more than the $13,865 million recorded a year earlier. This growth is mainly attributable to a $295-million rise in electricity sales in Québec, which was partially offset by a $221-million decrease in electricity sales on markets outside Québec. Revenue from other activities decreased by $362 million.

In Québec, electricity sales rose by 1.8 TWh to a historic high of 174.6 TWh. This growth, which translated into a $295-million increase in revenue, is due to four main factors. First, temperatures had an impact of 0.4 TWh or $57 million. First-quarter temperatures were colder in 2019 than in 2018, resulting in a 2.3-TWh or $187-million increase, but fourth-quarter temperatures were close to climate normals in October and December 2019, whereas they had been colder in 2018, resulting in a 1.3-TWh or $96-million decrease. Second, baseload demand grew across all market segments, for an increase of 1.4 TWh or $66 million, on account of a rise in housing starts, the strength of the Québec economy, and our market development initiatives. It would have been stronger had it not been for a labor conflict which began in January 2018 at a large aluminum smelter in the Centre-du-Québec region and lasted until summer 2019, when operations gradually resumed. Third, the combined effect of aluminum price fluctuations, which affect revenue from special contracts with certain large industrial customers, and the risk management strategy we implemented to counter the related impacts, led to a $100-million increase in revenue from electricity sales. Fourth, the April 1, 2018 and 2019 rate adjustments generated additional revenue of $74 million.

Revenue from electricity sales on markets outside Québec totaled $1,510 million, compared to $1,731 million in 2018. This decrease is due to reduced demand on export markets resulting from temperature variances in the second quarter, and lower market prices, whose impact was mitigated by our sales and risk management strategies.

The $362-million decrease in revenue from other activities is mainly attributable to the impact of the recognition, in 2018, of the $277-million non-recurring gain on the partial sale of TM4. In addition, there was a $186-million decrease, compared to 2018, in the net amounts recognized as earnings variances or as variances between actual revenue and costs for certain items and the forecasts in the rate filings of Hydro-Québec Distribution. This decrease chiefly relates to the variance accounts for pension costs and native-load transmission service. The negative impact of these two factors was mitigated by the $92-million favorable impact of certain hedging operations carried out as part of the risk management strategy related to electricity exports.

Expenditure

Total expenditure was $8,403 million in 2019, compared to $8,466 million in 2018.

Operational expenditure totaled $2,835 million, a $24-million decrease compared to the $2,859 million recognized the previous year. This change is due to a combination of factors. On the one hand, careful management made it possible to absorb the higher costs resulting from inflation, salary indexing and growth in our operations. In this connection, we had 19,477 employees as at December 31, 2019–427 fewer than at the end of the previous year, and the lowest headcount since 1976. The pension plan’s current service cost also decreased, mainly because of an increase, at the end of 2018, in long-term interest rates on capital markets, which determine the discount rates. On the other hand, the many weather events that occurred during the year had a negative impact on operational expenditure. For instance, the storm that struck Québec in early November gave rise to costs on the order of $30 million. At the height of the storm, wind gusts of over 120 km/h were recorded, causing outages that left close to one million customers without power. This was the biggest outage since the 1998 ice storm.

In the line item Other components of employee future benefit cost, a credit amount of $557 million was recognized in 2019, compared to $340 million in 2018. This positive change is attributable in particular to the increase in long-term interest rates on capital markets at the end of 2018 and the gradual recognition of prior-year returns on pension plan assets.

Electricity and fuel purchases totaled $2,210 million in 2019, compared to $2,151 million in 2018. This $59-million increase is primarily due to a $50-million rise in Hydro-Québec Distribution’s electricity purchases from third parties. More specifically, the division’s wind power supplies increased by 0.5 TWh or $68 million on account of higher output from the facilities under contract.

Depreciation and amortization expense amounted to $2,782 million, a $97-million increase over the $2,685 million recorded the previous year. The commissioning of several facilities, including the final components of the 735-kV Chamouchouane–Bout-de-l’Île project in summer 2019, contributed to a $45-million increase in depreciation of property, plant and equipment. In addition, we recognized a $46-million charge resulting from the write-off of certain costs related to the NPT project, which was permanently shelved by our U.S. partner in 2019. This project involved the proposed construction of a transmission line in New Hampshire to export electricity to Massachusetts.

Taxes were $1,133 million, compared to $1,111 million in 2018. The increase is primarily attributable to a $15-million increase in water-power royalties on account of the indexing of the applicable rate.

Financial expenses totaled $2,695 million in 2019, which is comparable to the $2,712 million recorded a year earlier.

	2019	2018

OPERATIONS AND DIVIDEND ($M)

Revenue	14,021	14,370

Income before financial expenses	5,618	5,904

Net income	2,923	3,192

Dividend	2,192	2,394

BALANCE SHEETS ($M)

Total assets	78,563	76,989

Property, plant and equipment	65,992	64,966

Long-term debt, including current portion and perpetual debt	45,767	46,335

Equity	21,448	21,209

FINANCIAL RATIOS

Return on equity (%)[a]	12.4	14.0

Capitalization (%)[b]	32.3	31.8

Profit margin (%)[c]	20.8	22.2

Interest coverage[d]	2.07	2.18

Self-financing (%)[e]	48.6	63.9

a)	Net income divided by average equity for the year less average accumulated other comprehensive income for the year. The decrease in this ratio compared to 2018 is mainly due to lower net income.
b)

Equity divided by the sum of equity, long-term debt, current portion of long-term debt, perpetual debt, borrowings and derivative instrument liabilities, less derivative instrument assets and sinking fund.

c)	Net income divided by revenue.
d)	Sum of income before financial expenses and net investment income divided by interest on debt securities.
e)

Cash flows from operating activities less dividend paid, divided by the sum of cash flows from investing activities, excluding net change in short-term investments and sinking fund, and repayment of long-term debt. The decrease in this ratio compared to 2018 results from a $2.0-billion increase in repayment of long-term debt during the year.

CASH AND CAPITAL MANAGEMENT

Operating activities

Cash flows from operating activities totaled $6.0 billion in 2019, compared to $5.3 billion in 2018. These funds were used to pay the dividend for 2018 and to finance a large portion of the investment program, among other things.

Investing activities

In 2019, we invested $3.6 billion in property, plant and equipment and intangible assets, compared to $3.4 billion the previous year. Of the total, $1.4 billion was allocated to development projects and $2.2 billion to maintaining or improving the quality of assets.

Hydro-Québec Production’s investments totaled $1,110 million, of which $584 million went to development activities, mainly the ongoing construction of the Romaine hydroelectric complex, and $526 million to asset maintenance and improvement, including the refurbishment projects under way at Robert-Bourassa, Rapide-Blanc and Beauharnois generating stations.

Capital spending at Hydro-Québec TransÉnergie totaled $1,563 million. Of this amount, $419 million was used to connect new generating facilities to the grid and increase transmission capacity. Examples include the completion and commissioning of the final components of the Chamouchouane–Bout-de-l’Île project, which accounted for $105 million in 2019, as well as the ongoing grid connection of the Romaine complex and construction of Patriotes substation, which accounted for $42 million and $60 million, respectively. Another $1,144 million was allocated to transmission asset sustainment and reliability projects, especially equipment replacement and facility modernization.

Hydro-Québec Distribution invested $737 million, mainly to handle its growing customer base and ensure the long-term operability of the distribution system.

The engineering, construction and refurbishment projects of Hydro-Québec Production and Hydro-Québec TransÉnergie are executed by Hydro-Québec Innovation, équipement et services partagés and Société d’énergie de la Baie James.

Financing activities

In 2019, we made five fixed-rate bond issues on the Canadian capital market, at an average cost of 2.58%. The bonds will mature in 2055.

These issues raised a total of $3.3 billion. The proceeds were used to support part of the investment program and to repay maturing debt.

SOURCES OF FINANCING

Type of financing	Amount authorized by the Board of Directors	Market	Outstanding as at December 31, 2019
Operating credit lines	C$ or US$1,000 million[a]		C$2.1 million
Credit facility[b]	US$2,000 million[c]		–
Commercial paper[b]	US$3,500 million or equivalent in C$	United States or Canada	C$40 million
Medium-term notes[b]	US$3,000 million or equivalent in other currencies C$20,000 million or equivalent in US$	United States Canada	US$340 million C$10,051 million	[d] [d]

a)	Of this amount, available balances of US$200 million and $264 million in Canadian or U.S. dollars are covered by operating credit line agreements with the financial institutions concerned.
b)	Guaranteed by the Québec government.
c)	Includes a US$750-million swing loan.
d)	Corresponds to net proceeds from the issuance of medium-term notes.

Dividend and capitalization

The dividend payable to the Québec government for 2019 is $2,192 million. Once this dividend is factored in, the capitalization rate was 32.3% as at December 31, 2019.

Under the Hydro-Québec Act (CQLR, c. H-5), the dividend cannot exceed 75% of net income. Moreover, the Québec government may not declare, in respect of a given year, a dividend in an amount that would have the effect of reducing the capitalization rate to less than 25% at the end of the year.

SEGMENTED RESULTS

Operating segments

Our business activities are divided into four operating segments, namely Generation, Transmission, Distribution and Construction, as well as activities grouped under Corporate and Other Activities.

Generation: Hydro-Québec Production operates and develops our generating facilities. It generates electricity for the Québec market and exports power to wholesale markets in northeastern North America.

Transmission: Hydro-Québec TransÉnergie operates and develops our power transmission system. It markets system capacity and manages power flows throughout Québec.

Distribution: Hydro-Québec Distribution operates and develops our distribution system and ensures the supply of electricity to the Québec market. It also carries on activities related to electricity sales in Québec, provides customer services and promotes energy efficiency.

Construction: Hydro-Québec Innovation, équipement et services partagés and Société d’énergie de la Baie James (“SEBJ”) design and build construction projects and refurbish generating and transmission facilities, mainly for Hydro-Québec Production and Hydro-Québec TransÉnergie.

The following tables present information on segment results and assets:

						2019
Segmented financial information ($M)	Generation	Transmission	Distribution	Construction	Corporate and Other Activities [a]	Hydro-Québec
Revenue[b]	6,692	3,493	12,245	2,248	(10,657)	14,021
Net income (loss)	2,042	569	323	1	(12)	2,923
Total assets	33,534	23,773	14,079	40	7,137	78,563

							2018
Segmented financial information ($M)	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	[a]	Hydro-Québec
Revenue[b]	6,706	3,517	12,209	2,141	(10,203)		14,370
Net income	1,999	554	368	–	271		3,192
Total assets	32,994	23,288	13,976	44	6,687		76,989

a)	Corporate and Other Activities includes intersegment eliminations and adjustments.
b)	Segment data include revenue from both external and intersegment customers as presented in Note 20 to the consolidated financial statements.

Note: Some of the prior year’s data have been reclassified to conform to the presentation adopted in the current year.

Generation

Under the Act respecting the Régie de l’énergie (CQLR, c. R-6.01), Hydro-Québec Production is required to provide Hydro-Québec Distribution with a base volume of up to 165 TWh of heritage pool electricity annually and may also compete for contracts under Hydro-Québec Distribution’s open tendering process. It sells electricity on wholesale markets as well.

Its generating fleet includes 62 power plants, 28 large reservoirs with a combined storage capacity of 176.8 TWh, 681 dams and 97 control structures.

Operating Results

Hydro-Québec Production recorded net income of $2,042 million in 2019, a $43-million increase compared to 2018. Net electricity sales to Hydro-Québec Distribution amounted to $5,116 million, a $106-million increase due in particular to the substantial requirements of the Québec market and the start of new power purchase agreements. Net electricity exports totaled $1,441 million, or $134 million less than the previous year under the combined effect of temperatures and lower market prices, whose impact was mitigated by our sales and risk management strategies. Net export volume exceeded 30 TWh for a fourth consecutive year. Electricity and fuel purchases, excluding short-term electricity purchases for export purposes, decreased by $21 million, primarily because of a reduction in purchases from independent hydropower producers. Finally, amounts recognized under Other components of employee future benefit cost decreased by $79 million, whereas depreciation and amortization increased by $48 million.

Electricity sales in Québec

Sales to Hydro-Québec Distribution

Electricity sales to Hydro-Québec Distribution generated $5,116 million, a $106-million increase compared to the $5,010 million recorded a year earlier, essentially as a result of three factors: increased requirements on the Québec market due to higher baseload demand and the impact of temperatures, which were colder in winter 2019 than the previous winter; the start of new capacity and energy agreements at the end of 2018; and the indexing of the price of heritage pool electricity, in accordance with the Act respecting the Régie de l’énergie.

Net electricity exports

Net electricity exports totaled $1,441 million in 2019, or $134 million less than in the previous year. Their volume reached 33.7 TWh. Although this represents a 2.4-TWh decrease compared to the record set in 2018, it nonetheless ranks among one of our best performances in this regard. The reduced volume is chiefly due to lower demand on export markets resulting from temperature variances in the second quarter. Its impact was compounded by lower market prices, whose effect was partially offset by our sales and risk management strategies.

Other components of employee future benefit cost

In the line item Other components of employee future benefit cost, a credit amount of $203 million was recognized in 2019, compared to $124 million in 2018. This positive change primarily results from the increase in long-term interest rates on capital markets at the end of 2018 and the gradual recognition of prior-year returns on pension plan assets.

Depreciation and amortization

Depreciation and amortization expense stood at $867 million in 2019, a $48-million increase compared to $819 million the previous year. The increase is due to the recognition of a $46-million charge resulting from the write-off of certain costs related to the NPT project. This project, which involved the proposed construction of a transmission line in New Hampshire to export electricity to Massachusetts, was permanently shelved by our U.S. partner in 2019.

Investing Activities

In 2019, Hydro-Québec Production invested $1,110 million in property, plant and equipment and intangible assets. Of this amount, $584 million went to development activities, mainly the ongoing construction of the Romaine hydroelectric complex.

The remaining $526 million was allocated to asset sustainment and optimization, including refurbishment projects at Robert-Bourassa, Rapide-Blanc and Beauharnois generating stations.

Transmission

Hydro-Québec TransÉnergie operates and develops our power transmission system, one of the most extensive in North America. It markets system capacity and manages power flows throughout Québec, offering non-discriminatory access to our system to all market players in compliance with applicable regulatory requirements.

The division’s operations are regulated by the Energy Board. Since January 1, 2019, transmission rates have been subject to performance-based regulation (“PBR”), which will apply for a four-year period. Under PBR, rates for the 2019 rate year were set using the cost-of-service method, while those for the three following years will be determined using a parametric formula. This formula provides that, for a given year, service costs related to unforeseeable events will continue to be based on the cost-of-service method, while the other cost components will be calculated using an indexation formula. Previously, transmission rates were based solely on the cost-of-service method.

Rate cases

For 2019, the revenue authorized by the Energy Board for transmission rate-setting purposes totaled $3,415 million: $3,010 million for native-load transmission and $405 million for short- and long-term point-to-point transmission services. These amounts represent increases of $70 million and $4 million, respectively, compared to 2018.

For 2020, Hydro-Québec TransÉnergie filed an application with the Energy Board requesting revenue of $3,488 million: $3,069 million for native-load transmission and $419 million for short- and long-term point-to-point transmission services. The Energy Board’s decision is expected in the first quarter of 2020 (see Energy Board decision in “Regulatory Framework – Transmission”).

Operating Results

Hydro-Québec TransÉnergie’s net income was $569 million in 2019, similar to the $554 million posted in 2018. The increase in revenue from native-load transmission service was offset by an increase in depreciation and amortization, due in particular to the commissioning of property, plant and equipment.

Investing Activities

In 2019, Hydro-Québec TransÉnergie invested $1,563 million in property, plant and equipment and intangible assets: $419 million for growth projects and $1,144 million for asset sustainment and reliability projects. The purpose of growth projects is to connect new generating facilities to the grid and add transmission capacity in response to increased load or new transmission service requests. Asset sustainment and reliability projects involve keeping facilities in good operating condition, maintaining and improving service quality and complying with the legal and regulatory requirements for operating a power transmission system.

In the growth category, Hydro-Québec TransÉnergie invested $105 million in 2019 to complete the Chamouchouane–Bout-de-l’Île project: $81 million for the deployment of 735-kV lines extending approximately 400 km between Chamouchouane substation, in the Saguenay–Lac-Saint-Jean region, and the Montréal metropolitan loop, as well as the rerouting of a 19-km segment of 735-kV line to Bout-de-l’Île substation, in Montréal; and $24 million for the construction of 735/120/25-kV Judith-Jasmin substation in the Lanaudière region. The final components of this $1.3-billion project were commissioned during the summer. The division allocated a further $42 million to the ongoing grid connection of the Romaine complex, which mainly involved the construction of Romaine-4 substation, as part of the Minganie region transmission system expansion. Finally, it continued building 315/25-kV Patriotes substation, in the Laurentides region, for an investment of $60 million.

In the asset sustainment and reliability category, Hydro-Québec TransÉnergie allocated part of its investments to various activities stemming from the architecture development plan for the 315-kV system on the island of Montréal. It also invested in projects to replace the grid control and special protection systems.

Distribution

Hydro-Québec Distribution provides electricity to the Québec market and delivers reliable power and quality services to its customers with a view to efficiency and sustainable development. In this context, it also promotes energy efficiency among its customers.

The division’s activities are regulated by the Energy Board, which has exclusive jurisdiction to set electricity rates. Until recently, Hydro-Québec Distribution therefore submitted a rate filing each year to the Energy Board, which established the distribution rates in such a way as to permit service cost recovery and a reasonable return on the rate base. These rates were subject to an earnings-sharing mechanism and, since January 1, 2018, to performance-based regulation (“PBR”). Under PBR, the rates for the 2019–2020 rate year were determined using a parametric formula with two components: application of the cost-of-service method for costs related to unforeseeable events and use of an indexation formula for the other cost components.

Rate Case

In March 2019, the Energy Board authorized an average increase of 0.9% in all distribution rates except the large-power industrial rate (Rate L), for which the increase was set at 0.3%. In accordance with the Act respecting the Régie de l’énergie, the indexing of the price of heritage pool electricity does not apply to Rate L customers, which explains the smaller increase. The new rates went into effect on April 1, 2019.

Changes to the Process for Establishing Distribution Rates

In December 2019, the Act to simplify the process for establishing electricity distribution rates was passed by the National Assembly of Québec and came into effect. The Act amends certain provisions of the Act respecting the Régie de l’énergie and the Hydro-Québec Act. In particular, it specifies that electricity distribution rates are to be set or modified by the Energy Board every five years as of April 1, 2025, and that they will be indexed annually in the interim, based on the annual change in the average Québec Consumer Price Index. It also provides for a freeze on distribution rates for the rate year beginning April 1, 2020, followed by their annual indexation for the next four years. However, it authorizes the division to ask the Energy Board to modify its rates before the scheduled date if they do not allow for recovery of the cost of service.

Finally, the Act provides for a refund to customers of an amount equivalent to the unamortized balances of the variance and deferral accounts of Hydro-Québec Distribution as at December 31, 2019. An amount of $535 million was therefore reclassified to the balance sheet line item Accounts payable and accrued liabilities, for distribution before April 1, 2020, among all eligible customers having received at least one electricity bill in 2018 or 2019, of a sum equal to 2.4857% of the cost of the electricity they used during that period.

Supplying the Québec Market

Hydro-Québec Distribution depends on various sources to supply the Québec market, mainly the heritage pool of 165 TWh, which it purchases from Hydro-Québec Production. It also issues short- and long-term calls for tenders.

For requirements of less than three months, the division may also buy electricity directly on the market, without tendering, under an authorization granted by the Energy Board. For unforeseen needs that could not be met otherwise, the division relied on a framework agreement with Hydro-Québec Production that extended from January 1, 2017, to December 31, 2019. In July 2019, it filed an application with the Energy Board for approval of a new framework agreement, for the period from January 1, 2020, to December 31, 2022. This agreement was approved in December 2019.

In November 2019, Hydro-Québec Distribution filed the Electricity Supply Plan 2020–2029 with the Energy Board. The plan forecasts demand growth of 12.5 TWh over the period. According to the forecasts, the division’s available and future supplies will be sufficient to meet energy needs until 2026 and capacity needs until 2025.

Finally, Hydro-Québec Distribution is continuing its efforts to promote energy efficiency. Among other things, it has developed an integrated offer based on raising customer awareness and helping them make lasting changes in how they use electricity. In addition, it constantly adjusts its programs according to market needs and our requirements, ensures that its initiatives are in line with those of its various partners and remains on the lookout for potential energy savings from new technologies. In this connection, we created a subsidiary in 2019 called Hilo, which plans to launch smart home products and services as of 2020 and to gradually expand its offering to energy management in non-residential buildings, electric mobility solutions, smart storage and solar self-generation. These services are expected to contribute to better management of energy use.

Operating Results

Hydro-Québec Distribution posted net income of $323 million in 2019, or $45 million less than the $368 million recorded in 2018. Revenue from electricity sales increased by $295 million on account of four main factors: higher baseload demand across all market segments; the impact of cold temperatures in first quarter 2019; the rate adjustments of April 1, 2018 and 2019; and the combined effect of aluminum price fluctuations and the risk management strategy implemented to mitigate their impacts. However, the change in the net amounts recognized as earnings variances or as variances between actual revenue and costs for certain items and the forecasts in the rate filings had a negative impact of $186 million on revenue from other activities. Electricity purchases and the related transmission costs were $225 million higher because of an increase in supplies purchased from Hydro-Québec Production and from third parties, as well as a rise in transmission costs incurred with Hydro-Québec TransÉnergie. Depreciation and amortization expense decreased by $91 million.

ELECTRICITY SALES IN QUÉBEC BY SEGMENT

		Sales volume			Sales revenue
	2019	2019-2018 change		2019	2019-2018 change
Market segment	TWh	TWh	%	$M	$M	%
Residential	70.7	1.2	1.7	5,752	161	2.9
Commercial, institutional and small industrial	47.9	0.2	0.4	4,056	40	1.0
Large industrial	50.4	0.1	0.2	2,279	83	3.8
Other	5.6	0.3	5.7	342	11	3.3
Total	174.6	1.8	1.0	12,429	295	2.4

FACTORS UNDERLYING THE 2019–2018 CHANGE IN SALES BY SEGMENT

	Volume effects					Price effects			Total
	Baseload demand		Temperatures		Total	Rate adjustments	Other	Total
Market segment	TWh	$M	TWh	$M	$M	$M	$M	$M	$M
Residential	0.7	55	0.5	52	107	37	17	54	161
Commercial, institutional and small industrial	0.3	12	(0.1)	3	15	29	(4)	25	40
Large industrial	0.1	(15)	–	–	(15)	4	94	98	83
Other	0.3	14	–	2	16	4	(9)	(5)	11
Total	1.4	66	0.4	57	123	74	98	172	295

Electricity sales in Québec

Revenue from electricity sales totaled $12,429 million, a $295-million increase compared to 2018. This increase is essentially the result of higher baseload demand across all market segments; the impact of cold temperatures in first quarter 2019; the rate adjustments of April 1, 2018 and 2019; and the combined effect of aluminum price fluctuations and the related risk management strategy.

Sales volume reached 174.6 TWh compared to 172.8 TWh the previous year, a 1.8-TWh increase. Baseload demand grew by 1.4 TWh overall because of a rise in housing starts, the strength of the Québec economy, and our market development initiatives. Baseload demand growth would have been stronger had it not been for a labor conflict which began in January 2018 at a large aluminum smelter in the Centre-du-Québec region and lasted until summer 2019, when operations gradually resumed. In addition, temperature variances led to a 0.4-TWh increase in electricity sales. Their effect was most pronounced in winter 2019, when temperatures were on average 2°C below climate normals, whereas they had been close to the normals in 2018, giving rise to additional sales of 2.3 TWh or $187 million compared to the previous year. However, fourth-quarter temperatures were milder in 2019 than in 2018, leading to a 1.3-TWh, or $96-million, decrease in sales.

Revenue from other activities

With regard to revenue from other activities, there was a $186-million change compared to 2018 in the net amounts recognized as earnings variances or variances between actual revenue and costs for certain items and the forecasts in the rate filings. The decrease chiefly relates to the variance accounts for pension costs and native-load transmission service, which resulted in negative variances of $84 million and $61 million, respectively. However, the impact of these factors was mitigated by a decrease in the regulatory liability recorded for the earnings-sharing mechanism, which was $84 million in 2019, compared to $106 million in 2018.

Electricity purchases and transmission costs

Electricity purchases and the related transmission costs increased by $225 million compared to 2018. Supplies purchased from Hydro-Québec Production increased by $106 million, partly because of the start of new power purchase agreements at the end of 2018 and the indexing of the price of heritage pool electricity, in accordance with the provisions of the Act respecting the Régie de l’énergie. Supplies from third parties rose by $50 million as a result of a $68-million, or 0.5-TWh, increase in wind power purchases, mainly on account of higher output from the facilities under contract. In addition, costs incurred for native-load transmission provided by Hydro-Québec TransÉnergie increased by $70 million.

Depreciation and amortization

Depreciation and amortization expense totaled $606 million, compared to $697 million the previous year. This $91-million reduction is mostly due to the positive impact of the revision of the useful life of certain types of distribution equipment and, to a lesser extent, to a decrease in the amortization of costs related to energy efficiency initiatives.

Investing Activities

In 2019, Hydro-Québec Distribution’s investments in property, plant and equipment and intangible assets totaled $737 million.

Of this amount, $399 million was allocated to handling growth in the Québec customer base, including $246 million for customer connections. The division also invested $258 million in asset sustainment.

Construction

The Construction segment consists of activities related to projects carried out by Hydro-Québec Innovation, équipement et services partagés and by Société d’énergie de la Baie James (“SEBJ”).

Hydro-Québec Innovation, équipement et services partagés is responsible for construction and refurbishment projects throughout Québec, except in the territory governed by the James Bay and Northern Québec Agreement (“JBNQA”). SEBJ builds generating facilities in the territory governed by the JBNQA (north of the 49th parallel) and may also carry out certain projects elsewhere in Québec and outside the province.

As engineering, construction and environmental specialists, Hydro-Québec Innovation, équipement et services partagés and SEBJ offer Hydro-Québec Production and Hydro-Québec TransÉnergie a variety of services needed for draft-design studies, impact assessments and other undertakings in the context of energy-related projects. These services include technical and scientific surveys, planning, cost estimates and cost control, design, architecture, geomatics and quality control.

Volume of Activity

Hydro-Québec Innovation, équipement et services partagés and SEBJ carried out projects worth a total of $2,248 million in 2019, compared to $2,141 million the previous year. The high volume is attributable to several large-scale projects. Work done for Hydro-Québec Production totaled $825 million, compared to $653 million in 2018, while work done for Hydro-Québec TransÉnergie totaled $1,288 million, compared to $1,404 million in 2018.

Main projects

In the area of power generation, Hydro-Québec Innovation, équipement et services partagés continued building the Romaine hydroelectric complex, as well as upgrading the auxiliary systems at Carillon generating station and overhauling the units at Robert-Bourassa and Beauharnois. The division also finished replacing all the head gates at Manic-5 and began refurbishment work on Rapide-Blanc generating station and the dike at Les Cèdres, after obtaining the required government approvals. In the area of transmission, connection of the Romaine complex progressed. In addition, the division finished construction of the 735-kV lines between Chamouchouane substation and the Montréal metropolitan loop and commissioned them during the summer, marking the end of the huge Chamouchouane–Bout-de-l’Île project. It also continued rebuilding the 120-kV line between Vignan and Templeton substations, in Gatineau, while carrying out a number of replacement programs throughout Québec. At the same time, the division worked on upgrading various facilities on the main transmission system and pursued other projects to increase transmission capacity.

Corporate and Other Activities

The Corporate and Other Activities heading includes all corporate activities, which are handled by the Groupe – Direction financière et du risque, Groupe – Affaires corporatives et juridiques et gouvernance, Vice-présidence – Communications, affaires gouvernementales et relations avec les autochtones, Vice-présidence – Ressources humaines and Direction principale – Santé, sécurité et environnement. It also encompasses the activities of the Vice-présidence – Technologies de l’information et des communications, Vice-présidence – Stratégies d’entreprise et développement des affaires, Vice-présidence – Transformation d’entreprise, Direction principale – Centre de services partagés, Direction principale – Approvisionnement stratégique, Direction principale – Centre de recherche d’Hydro-Québec, Direction principale – Filiales d’Hydro-Québec and the Center of Excellence in Transportation Electrification and Energy Storage, as well as intersegment eliminations and adjustments.

Results

The net result for Corporate and Other Activities decreased by $283 million compared to the $271 million recorded in 2018, essentially because of the recognition, in 2018, of the $277-million non-recurring gain on the sale of an equity interest in TM4.

Corporate activities

The Groupe – Direction financière et du risque is responsible for all financial functions, in particular accounting, control, treasury, budget planning, financing and relations with our bondholders and rating agencies, taxation, risk management, preparation of financial statements and reports, as well as pension plan and pension fund management. As at December 31, 2018, the date of the most recent actuarial valuation, the pension plan showed a funding surplus of $6.1 billion, which means that the assets held on that date were sufficient to cover future pension costs as well as the stabilization provision established under the requirements of the Supplemental Pension Plans Act (CQLR, c. R-15.1). The pension plan’s funding ratio was 132.4% at that time.

The Groupe – Affaires corporatives et juridiques et gouvernance provides administrative support to our Board of Directors and the boards of our subsidiaries, as well as legal services, advice and opinions to the entire company. It negotiates, drafts and reviews the contracts and agreements required in the course of our operations and protects our interests in business matters and disputes, including court cases and matters involving regulators such as the Energy Board. It also develops strategies and guidelines and provides advisory services in the areas of corporate affairs, governance and ethics, access to documents and protection of personal information, information management, and sustainable development. At the request of Management or the Board of Directors, it also conducts analyses and verifications aimed at evaluating our governance, performance and compliance in different areas such as anti-bribery policies, the environment and worker health and safety.

The Vice-présidence – Communications, affaires gouvernementales et relations avec les autochtones develops strategies and provides support and advisory services in the areas of communications, public affairs, transportation electrification, and relations with governments, communities, Indigenous peoples and partner organizations. It is also tasked with monitoring our reputation.

The Vice-présidence – Ressources humaines develops strategies, guidelines, frameworks, corporate programs and objectives in matters pertaining to human resources management, labor relations, compensation and employee benefits, organizational performance, as well as training and skills development. It also supports our transformation by seeking to ensure that Management can count on optimum conditions regarding human resources. Moreover, it is responsible for all measures regarding the protection of personnel and third parties, as well as the security of our facilities and assets.

The Direction principale – Santé, sécurité et environnement is in charge, in particular, of occupational health and safety (“OHS”), one of our top priorities. Its mission is to foster a culture of prevention based on proactivity, strong leadership and the sharing of day-to-day responsibility for OHS issues and risks not just by managers, but by all employees on the ground. To this end, it develops strategies and provides advice pertaining to the prevention of accidents and illness, while promoting best practices in health and safety. In addition, the Direction principale defines our strategies and objectives concerning the environment and provides advisory services in that regard. It also manages strategic environmental issues as well as matters related to environmental performance.

Vice-présidence – Technologies de l’information et des communications

The Vice-présidence – Technologies de l’information et des communications designs, deploys and operates our information and telecommunications networks, systems, applications and infrastructure, and is responsible for their evolution and security. As part of its mandate, it implements an integrated vision with respect to governance, architecture, development and operations. It also develops leading-edge technology solutions designed to increase our productivity and facilitate our digital transformation, including increased automation of the power grid and corporate processes, greater mobility, as well as the use of cloud computing, data analytics and artificial intelligence.

This unit’s volume of activity totaled $731 million in 2019, compared to $726 million in 2018.

Investing activities

In 2019, the investments of the Vice-présidence – Technologies de l’information et des communications totaled $136 million and were essentially allocated to maintaining asset quality.

Vice-présidence – Stratégies d’entreprise et développement des affaires

The mandate of the Vice-présidence – Stratégies d’entreprise et développement des affaires is to identify and seize business opportunities both in Québec and beyond its borders, so that we can grow our net income and play a leading role in the global energy transition. In concrete terms, the unit is constantly on the lookout for potential investments in the form of acquisitions, equity stakes or long-term partnerships that will leverage our expertise in hydroelectric generation and power transmission. In addition, it is actively involved in developing our export markets by highlighting the benefits of Québec hydropower. It also coordinates the preparation and updating of the Strategic Plan and all related work.

Vice-présidence — Transformation d’entreprise

Established in 2019, the Vice-présidence – Transformation d’entreprise is tasked with piloting our transformation and implementing continuous improvement principles throughout the company. In partnership with Senior Management, it coordinates operational value creation by planning, scheduling and implementing internal and external strategic projects and ensuring their consistency, with a view to efficiency and profitability.

Direction principale – Centre de services partagés and Direction principale – Approvisionnement stratégique

The Direction principale – Centre de services partagés offers services pertaining to real estate management and materials management, as well as transportation and other specialized services, in order to contribute to our overall performance. The Direction principale – Approvisionnement stratégique provides procurement guidelines, products and services to the entire company, in line with best practices.

These two units’ combined volume of activity amounted to $514 million in 2019, compared to $525 million in 2018.

Direction principale – Centre de recherche d’Hydro-Québec

The Centre de recherche d’Hydro-Québec conducts research and development projects aimed in particular at supporting the company in the energy transition. Its task is to keep us on the leading edge of advances in knowledge and technological solutions in all important areas likely to have an impact on operations, so that we can make the most of existing and emerging products and services to improve our performance in the short and long terms.

Direction principale – Filiales d’Hydro-Québec

The principal mandate of the Direction principale – Filiales d’Hydro-Québec is to commercialize innovations we develop. To that end, it carries out market studies and prospecting to assess the commercial potential of innovations with a view to their possible market rollout. At present, its efforts are mainly focused on energy storage systems.

Center of Excellence in Transportation Electrification and Energy Storage

The Center of Excellence in Transportation Electrification and Energy Storage conducts research and development on battery materials.

INTEGRATED BUSINESS RISK MANAGEMENT

For many years, we have applied an integrated business risk management process as part of our ongoing activities. This process is supported by various control, communication and assessment mechanisms intended to ensure dynamic monitoring of risk developments.

Our structural units, namely the divisions and corporate units, are central to the process. As part of their activities, they manage the risks to which they are exposed and reassess them on a regular basis, daily in some cases. In concrete terms, each structural unit must identify and assess its main risks and then develop and apply mitigation measures to ensure that residual risks are at an acceptable level for us. The structural units report monthly on their risk management and monitoring activities to the Management Committee, which then acts as a risk management committee to provide overall monitoring of business risks. This approach makes it possible to create a consolidated portfolio of residual business risks during the annual planning process. The consolidated portfolio is presented to the Board of Directors along with a sensitivity analysis indicating the impact of certain risks on forecast net income.

Financial risks

In the course of our operations, we carry out transactions that expose us to certain financial risks, such as market, liquidity and credit risk. Systematic monitoring and the adoption of strategies that include the use of derivative instruments considerably reduce exposure to such risks and their impact on our results.

To manage market and credit risk, a team of specialists that is independent of the units carrying out the transactions constantly monitors a number of indicators related to financial and energy transactions, recommends strategies and applies controls aimed at reducing risk.

Market risk

Our results are subject to three main types of market risk: currency risk, interest rate risk and risk associated with energy and aluminum prices. Fluctuations in the Canadian dollar’s exchange rate relative to the U.S. dollar affect revenue from sales denominated in U.S. dollars, as well as the cost of U.S. dollar–denominated debt. Interest rate fluctuations affect financial expenses and pension costs. Finally, energy price fluctuations affect revenue from wholesale markets, while aluminum price fluctuations have an impact on revenue from special contracts with certain large industrial customers in Québec.

The three types of market risk are the subject of active integrated management based mainly on the use of derivative financial instruments. The purpose of such management is to limit the impact of market risk on our results, according to strategies and criteria established based on our risk tolerance. In addition, market risk over the medium and long term is mitigated by the offsetting effect between the impact of a general increase or decrease in interest rates on financial expenses, on the one hand, and the impact of such an increase or decrease on pension costs, on the other.

Our pension costs are also subject to the risk of fluctuation in the fair value of investments held in the pension fund portfolio. To manage this risk, we rely on asset diversification and on investment management strategies that include the use of derivatives.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with its financial liabilities. This type of risk may translate into difficulties accessing sources of financing for its investment program.

Our liquidity risk is mitigated by several factors, including substantial cash flows generated by operating activities, access to a preauthorized standby credit facility and a diversified portfolio of highly liquid financial instruments.

Credit risk

Credit risk is the risk that a counterparty may not meet its contractual obligations. We are exposed to credit risk related to receivables through ongoing electricity sales in Québec. We are also exposed to credit risk related to the cash equivalents, short-term investments and derivative instruments traded with financial institutions and other issuers and, to a lesser extent, with North American energy companies under Hydro-Québec Distribution power purchase agreements and Hydro-Québec Production energy transactions on markets outside Québec.

Exposure to credit risk is mitigated by the implementation of limits and frameworks for risk concentration and level of exposure by counterparty. To ensure compliance with such limits and frameworks, we take a proactive approach based on various controls and monitoring reports. These enable us to react quickly to any event that could have an impact on the financial position of our counterparties. In addition, we generally do business with counterparties that have a high credit rating. We also enter into agreements to keep the market value of our main portfolios of derivative instruments below a predetermined threshold.

Regulatory risks

We are exposed to regulatory risks because, under the Act respecting the Régie de l’énergie, our activities related to electricity transmission and distribution are regulated. The decisions handed down by the Energy Board may therefore affect the results of Hydro-Québec TransÉnergie and Hydro-Québec Distribution. In particular, the Act stipulates that rates are determined on a basis that allows for recovery of the cost of service and provides a reasonable return on the rate base.

However, the Act to simplify the process for establishing electricity distribution rates, which came into force in December 2019, called for the abolishment of the regulatory practice allowing Hydro-Québec Distribution to integrate in its future rates any variance between the actual amounts of certain items, in particular the revenue variances related to weather conditions and the variances related to electricity supplies, and the amounts forecast in rate filings, which were based on climate normals and recognized by the Energy Board for rate-setting purposes. As of 2020, the division will therefore be exposed to the risks associated with these items, which were formerly covered by variance and deferral accounts. As of 2021, these risks will be mitigated by the annual indexation of rates.

Various measures have been put in place to reduce the impact of regulatory risks on these two divisions’ results. These measures include submitting complete and well-argued files to the Energy Board and maintaining a constructive dialogue with the Energy Board and the intervenors, particularly during working sessions.

Operational risks

Managing a power system poses numerous technical challenges related to aging equipment. We must therefore make informed decisions when it comes to planning investments aimed at extending the useful life of our facilities and replacing certain assets.

Generation

One of the principal uncertainties that we face relates to natural water inflows. Hydro-Québec Production must ensure that it is able to meet its obligations to supply an annual base volume of up to 165 TWh of heritage pool electricity to Hydro-Québec Distribution and fulfill its contractual undertakings. In concrete terms, this means being able to cover a natural inflow deficit of 64 TWh over two consecutive years, and 98 TWh over four consecutive years. To manage this risk, Hydro-Québec Production applies a variety of mitigation measures and closely monitors them. In particular, it manages its reservoir storage on a multiyear basis and maintains an adequate margin between its generating capacity and its commitments. This allows it to compensate for variations in runoff, replenish its reserves or take advantage of business opportunities. We regularly report to the Energy Board on the generating capacity and energy reserve of Hydro-Québec Production.

Moreover, Hydro-Québec Production operates many generating stations and control structures in southern Québec, particularly on the Rivière Saint-Maurice, the Rivière des Outaouais and the Fleuve Saint-Laurent, along which a number of urban centers and other agglomerations are located. These rivers have experienced major spring flooding in recent years, especially in 2017 and 2019. To minimize the impact of flooding on communities, Hydro-Québec Production plans ahead and manages its facilities in such a way as to ensure public safety, by carrying out rigorous monitoring and by working closely with the authorities. For example, various reservoirs were used to limit flooding in 2019. We also held numerous information sessions during the year to educate the public about the key role that our reservoirs and control structures play in managing floods.

In addition to runoff uncertainties, Hydro-Québec Production’s export activities on wholesale markets are subject to market risk and the risk of unavailability of generating and transmission equipment. Market risk results from fluctuations in energy prices on markets outside Québec and is mitigated by ongoing monitoring of trends in wholesale markets and the use of hedging derivative instruments. The risk of unavailability of generating and transmission equipment is mitigated through maintenance and upgrade programs.

Hydro-Québec Production is also exposed to risk arising from variances between forecast and actual temperatures and market demand in Québec. Such variances have an impact on its electricity sales to Hydro-Québec Distribution and may affect the volume available for its export sales.

The risks related to Hydro-Québec Production’s export activities are quantified in an integrated fashion by a team of specialists that is independent of the unit carrying out the transactions. This team sees to the application of controls, presents daily reports to Senior Management and ensures compliance with the limits approved by Management and the Board of Directors.

Transmission

Several factors, such as extreme weather events and equipment failure, may cause service interruptions or result in the unavailability of part of the transmission system. To mitigate these risks, Hydro-Québec TransÉnergie adopts a multipronged preventive approach; for instance, it implements the reliability standards of the North American Electric Reliability Corporation (“NERC”), as well as measures to maintain and reinforce its transmission facilities and ensure that assets continue to operate smoothly throughout their useful lives. It is worth noting in this regard that Hydro-Québec TransÉnergie’s Direction – Contrôle des mouvements d’énergie [system control unit] is Reliability Coordinator for transmission systems in Québec, a role it was assigned by the Energy Board in 2007.

Hydro-Québec TransÉnergie must provide enough transmission capacity to supply Hydro-Québec Distribution and other customers, while also ensuring transmission system security and reliability. To do so, it applies optimal management of the annual peak load and invests in modernizing its transmission facilities based on an asset management model. It has also undertaken major projects to replace the grid control systems, special protection systems, and substation protections and controls.

Distribution

The main risk to which Hydro-Québec Distribution is exposed relates to continuity of service. To maintain power quality, the division makes ongoing investments in its system to modernize and automate it and enhance its security. It also relies on vegetation control, the implementation of an asset maintenance program and a strategy for asset renewal, as well as compliance with applicable standards for overhead and underground systems. To reduce the duration of service interruptions, the vast majority of which are caused by adverse weather conditions, the division has adopted new technologies for rapid detection of outages, faster service restoration and remote management of certain incidents.

Even under normal weather conditions, Hydro-Québec Distribution has to deal with demand fluctuations that are due to economic and market factors and that impact its results. When demand is lower than forecast, the division cannot recover from customers all the costs related to power distribution, nor the total cost of native-load transmission. Following the abolishment of its variance and deferral accounts at the end of 2019, it will also be exposed, as of 2020, to risks related to weather conditions and variances in electricity supplies. To counter the impact of all these risks, the division constantly fine-tunes its method of forecasting electricity demand.

Construction

One of the key risks that Hydro-Québec Innovation, équipement et services partagés must deal with is OHS on its jobsites. In 2017, the division initiated a major shift aimed at developing strong leadership, raising its standards and improving its performance in health and safety, and thereby becoming a benchmark in this area in Québec’s construction industry. To this end, it developed an action plan that is reviewed annually and monitored on a monthly basis by Senior Management. It has also teamed up with the other structural units to achieve a common goal: provide a safe, healthy and respectful work environment.

Pressure on construction project costs is another risk to which the division is constantly exposed. This pressure stems from such factors as a labor shortage due in part to the boom in Québec’s construction industry, higher prices for certain materials or products, as well as factors like late deliveries, poor quality and work stoppages, which affect project schedules.

To meet its commitments and continue to apply high safety and quality standards, the division has implemented a number of measures to reduce its risk exposure. In particular, it closely monitors project schedules, costs, accidents and risks specific to each project or key deliverable, an approach that enables it to ensure that projects are progressing as planned and to take any necessary corrective action. It also maintains ongoing relations with the relevant organizations and government departments to stay abreast of future amendments to laws and regulations that could affect its activities. In addition, it develops procurement strategies that promote competition, secure long-term supplies and continuity of expertise in its markets, and it adjusts its project completion strategies according to economic conditions, in consultation with its customers.

Finally, trade agreements between Québec and Ontario and between Canada and the European Union may affect our procurement processes, especially regarding security, confidentiality of information and how requirements are defined.

Corporate and Other Activities

Occupational health and safety

We are continuing the company-wide shift we initiated to change our culture and improve our OHS performance in order to protect all our workers. The transformation is built around three pillars: leadership, risk management and performance.

Numerous initiatives were launched, many of which seek to reduce the frequency and severity of accidents. Priority is given to the three most critical risks, namely moving vehicles, live equipment, and musculoskeletal disorders.

Significant efforts were deployed to optimize reporting of potentially serious incidents, determine their causes and implement effective control strategies and methods. In addition, we continued to improve our investigation and analysis process to enhance our managers’ skills in this area and equip managers with a common method for identifying accident causes.

To maximize the impact of these initiatives, we took specific measures to develop OHS competencies in the highest-risk units, namely the departments in which most accidents occur. In this way, we seek to encourage the teams on the ground to take charge of health and safety issues and manage the highest risks.

OHS performance indicators continue to be closely monitored in dashboards and performance reviews. Although certain indicators are not improving as quickly as hoped, the measures taken since 2017 have provided the necessary foundation for achieving the desired results. Improving our OHS performance and creating a genuine culture of prevention is a long process. However, the continued deployment, in 2020, of our Health and Safety Action Plan should contribute to more effective risk management and significant progress in this area during the coming years.

Safety of individuals and security of assets and revenue

We take every possible measure to protect our employees and third parties against any threats, hazards, disasters and exceptional circumstances that might occur during the course of operations. We carry out continuous monitoring of threats and vulnerabilities, and of the safety measures necessary for accomplishing our mission. We also look after securing all of our physical assets, information assets and cyber assets.

To help ensure optimal protection of individuals and of our assets and revenue, we are committed to fostering a safety and security culture; increasing public awareness of the need for good safety habits near our facilities; anticipating, evaluating and mitigating risks and threats; establishing and applying adapted safety measures; ensuring surveillance of assets and detection of anomalies; responding quickly in the event of harm, damage or threat to individuals, assets or revenue in order to limit impacts; complying with legal and regulatory requirements; and taking part in government safety and security initiatives.

Concerning protection of revenue, we pay special attention to electricity theft, fraud, intellectual property infringement and possible attacks on the grid. To counter these risks, we rely on a series of measures, including an analytical method for detecting electricity theft, increased security at strategic facilities, as well as continued active surveillance in collaboration with partners. We also carry out in-depth personal reliability and integrity background checks (“PRIBC”) when recruiting candidates for positions at the Center of Excellence in Transportation Electrification and Energy Storage, and have undertaken to set up an anti-bribery system for which we intend to obtain ISO 37001 certification.

In addition, we have a corporate emergency response plan to ensure the continuity of our operations and our mission in case of an exceptional event. The corporate plan integrates the structural units’ emergency response plans and activities with the aim of strengthening and improving coordination of the efforts of all internal and external responders, including public authorities.

Security of information and communication technologies

Cybersecurity is a key concern for us. To manage this issue, we rely on a multidisciplinary team of experts who monitor our information and telecommunications networks, anticipate and analyze threats, maintain a close watch on related risks, regularly assess the mitigation measures in place and deploy new strategies based on changes in the business environment and emerging trends in security. The corporate ICT (information and communication technologies) security monitoring center plays a leading role in this regard.

Growth in Québec and beyond

In keeping with the strategies set out in our Strategic Plan 2020–2024, we intend to take advantage of opportunities both in Québec and beyond its borders with a view, in particular, to increasing our value and supporting the decarbonization of all our markets. The growth avenues we are exploring involve developing our domestic and export markets, leveraging our technologies and acquiring assets or equity stakes. To ensure the success of these ventures, we have adopted a disciplined approach and implemented a business opportunity analysis process to identify the related risks and manage them proactively.

Environment

Every year, we review our management of environmental risks as well as areas for improvement using our ISO 14001:2015 certified management system. In this way, we strive to better control the effects of our operations and projects on the natural and human environments. We also act to maximize the positive environmental spinoffs resulting from our presence in Québec.

Climate change

Climate change is already starting to have an impact on our operations. In our Strategic Plan 2020–2024, we therefore undertook to develop an adaptation plan aimed at mitigating the related risks. In 2019, we set up a committee made up of representatives from all the units concerned and mandated it to identify vulnerabilities, propose short- and long-term adaptation measures and oversee their implementation. We also asserted our intention to be a leader in the energy transition so as to make an even larger contribution to the fight against global warming.

INDEPENDENT AUDITORS’ REPORT

To the Minister of Finance of Québec:

REPORT ON THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Opinion

We have audited the consolidated financial statements of Hydro-Québec (“the Group”), which comprise the consolidated balance sheets as at December 31, 2019 and 2018, and the consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2019, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2019 and 2018, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2019, in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises:

•	The information, other than the consolidated financial statements and our auditors’ report thereon, included in the Annual Report

•	The information, other than the consolidated financial statements and our auditors’ report thereon, included in a document likely to be entitled Annual Report – Form 18-K.

Our opinion on the consolidated financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained the Annual Report prior to the date of this auditors’ report. If, based on the work we have performed on the other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditors’ report. We have nothing to report in this regard.

The document likely to be entitled Annual Report – Form 18-K is expected to be made available to us after the date of the auditors’ report. If, based on the work we will perform on the other information included in this document, we conclude that there is a material misstatement of this other information, we are required to report that fact to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. GAAP, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, Management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

•

Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

As required by the Auditor General Act (CQLR, c. V-5.01), we report that, in our opinion, except for the changes in the accounting policy related to leases as explained in Note 2 to the consolidated financial statements, these principles have been applied on a basis consistent with that of the preceding year.

The engagement partners from KPMG LLP and from Ernst & Young LLP on the audit resulting in this independent auditors’ report are respectively [REDACTED] and [REDACTED].

On behalf of the Auditor General of Québec,

/s/ KPMG LLP [1]	/s/ Ernst & Young LLP[2]	/s/ Marc-Antoine Daoust, CPA auditor, CA, CFA
Assistant Auditor General

Montréal, Québec

February 14, 2020

1. FCPA auditor, FCA, public accountancy permit No. A110618

2. CPA auditor, CA, public accountancy permit No. A129122

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31 In millions of Canadian dollars	Notes	2019	2018	2017

Revenue	20	14,021	14,370	13,468

Expenditure
Operations		2,835	2,859	2,680
Other components of employee future benefit cost	18	(557)	(340)	(322)
Electricity and fuel purchases		2,210	2,151	1,989
Depreciation and amortization	4	2,782	2,685	2,686
Taxes	5	1,133	1,111	1,076
		8,403	8,466	8,109

Income before financial expenses		5,618	5,904	5,359
Financial expenses	6	2,695	2,712	2,513

Net income		2,923	3,192	2,846

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31 In millions of Canadian dollars	Notes	2019	2018	2017

Net income		2,923	3,192	2,846
Other comprehensive income	16
Net change in items designated as cash flow hedges	15	260	215	(271)
Net change in employee future benefits	18	(759)	469	(387)
Translation differences in financial statements of foreign operations		(3)	3	(2)
		(502)	687	(660)

Comprehensive income		2,421	3,879	2,186

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As at December 31 In millions of Canadian dollars	Notes	2019	2018

ASSETS
Current assets
Cash and cash equivalents		1,115	1,335
Short-term investments		445	884
Accounts receivable and other receivables	15	2,488	2,713
Derivative instruments	15	186	72
Regulatory assets	3	118	203
Materials, fuel and supplies		291	264
		4,643	5,471

Property, plant and equipment	7	65,992	64,966
Intangible assets	8	925	877
Investments	9	1,132	1,022
Derivative instruments	15	24	121
Regulatory assets	3	4,959	3,863
Other assets	10	888	669
		78,563	76,989
LIABILITIES
Current liabilities
Borrowings		40	8
Accounts payable and accrued liabilities		2,897	2,135
Dividend payable	16	2,192	2,394
Accrued interest		911	914
Asset retirement obligations	11	66	62
Derivative instruments	15	30	80
Regulatory liabilities	3	–	80
Current portion of long-term debt	12	1,817	3,151
		7,953	8,824

Long-term debt	12	43,690	42,910
Asset retirement obligations	11	821	811
Derivative instruments	15	–	28
Regulatory liabilities	3	343	714
Other liabilities	13	4,048	2,219
Perpetual debt	14	260	274
		57,115	55,780

EQUITY	16
Share capital		4,374	4,374
Retained earnings		19,482	18,741
Accumulated other comprehensive income		(2,408)	(1,906)
		21,448	21,209
		78,563	76,989
Commitments and contingencies	19

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Geneviève Brouillette	/s/ Jacynthe Côté

Chair of the Audit Committee	Chair of the Board

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years ended December 31 In millions of Canadian dollars	Notes	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at December 31, 2018		4,374	18,741	(1,906)	21,209
Adjustments related to a change in accounting policy	2	–	10	–	10
Net income		–	2,923	–	2,923
Other comprehensive income	16	–	–	(502)	(502)
Dividend	16	–	(2,192)	–	(2,192)

Balance as at December 31, 2019		4,374	19,482	(2,408)	21,448

Balance as at December 31, 2017		4,374	17,972	(2,591)	19,755
Adjustments related to a change in accounting policy		–	(29)	(2)	(31)
Net income		–	3,192	–	3,192
Other comprehensive income	16	–	–	687	687
Dividend	16	–	(2,394)	–	(2,394)

Balance as at December 31, 2018		4,374	18,741	(1,906)	21,209
Balance as at December 31, 2016		4,374	17,261	(1,931)	19,704
Net income		–	2,846	–	2,846
Other comprehensive income	16	–	–	(660)	(660)
Dividend	16	–	(2,135)	–	(2,135)

Balance as at December 31, 2017		4,374	17,972	(2,591)	19,755

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 In millions of Canadian dollars	Notes	2019	2018	2017

Operating activities
Net income		2,923	3,192	2,846
Adjustments to determine net cash flows from operating activities
Depreciation and amortization	4	2,782	2,685	2,686
Amortization of premiums, discounts and issue expenses related to debt securities		211	203	190
Deficit of net cost recognized with respect to amounts paid for employee future benefits		(433)	(146)	(200)
Gain on partial sale of a subsidiary	9	–	(277)	–
Other		208	118	255
Regulatory assets and liabilities		(453)	(57)	137
Change in non-cash working capital items	17	804	(420)	(336)
		6,042	5,298	5,578

Investing activities
Additions to property, plant and equipment		(3,480)	(3,292)	(3,647)
Additions to intangible assets		(134)	(110)	(107)
Partial sale of a subsidiary, net of cash transferred		–	160	–
Net change in short-term investments and sinking fund	10	485	215	492
Other		(80)	70	15
		(3,209)	(2,957)	(3,247)

Financing activities
Issuance of long-term debt		3,075	1,828	1,207
Repayment of long-term debt		(3,818)	(1,778)	(1,417)
Cash receipts arising from credit risk management		2,909	3,737	4,964
Cash payments arising from credit risk management		(2,810)	(3,200)	(5,596)
Net change in borrowings		(9)	(18)	(8)
Dividend paid		(2,394)	(2,135)	(2,146)
Other		8	13	(31)
		(3,039)	(1,553)	(3,027)
Foreign currency effect on cash and cash equivalents		(14)	10	(10)
Net change in cash and cash equivalents		(220)	798	(706)

Cash and cash equivalents, beginning of year		1,335	537	1,243
Cash and cash equivalents, end of year		1,115	1,335	537
Supplementary cash flow information	17

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2019, 2018 and 2017

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Under the provisions of the Hydro-Québec Act (CQLR, c. H-5), Hydro-Québec is mandated to supply power and to pursue endeavors in energy-related research and promotion, energy conversion and conservation, and any field connected with or related to power or energy. Hydro-Québec is required, in particular, to supply a base volume of up to 165 TWh a year of heritage pool electricity for the Québec market, as set out in the Act respecting the Régie de l’énergie (CQLR, c. R-6.01). As a government corporation, Hydro-Québec is exempt from paying income taxes in Canada.

Note 1             Significant Accounting Policies

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Management is of the opinion that these consolidated financial statements present fairly, in all material respects, the consolidated financial position of Hydro-Québec.

Management has reviewed events occurring until February 14, 2020, the date of approval of these consolidated financial statements by the Board of Directors, to determine whether circumstances warranted consideration of events subsequent to the balance sheet date.

REGULATION

The Act respecting the Régie de l’énergie grants the Régie de l’énergie (the “Régie”) exclusive authority to determine or modify the rates and conditions under which electricity is transmitted and distributed by Hydro-Québec. Hydro-Québec’s electricity transmission and distribution activities in Québec are therefore regulated. Under this legislation, rates are set by reasoned decision of three commissioners after public hearings. The Act also stipulates that rates are set on a basis that allows for recovery of the cost of service and provides a reasonable return on the rate base. Since January 1, 2019, the Transmission Provider’s rates have been subject to performance-based regulation (PBR), which will apply for a four-year period. Under PBR, rates for the 2019 rate year were set using the cost-of-service method, while those for the three following years will be determined using a parametric formula specifically for transmission activities. This formula provides that, for a given year, service costs related to unforeseeable events will continue to be based on the cost-of-service method, while the other cost components will be calculated using an indexation formula. Previously, the Transmission Provider’s rates were based solely on the cost-of-service method. As for the Distributor, PBR was applied since January 1, 2018. Under PBR, rates for the 2018–2019 rate year, in effect from April 1, 2018, to March 31, 2019, were set using the cost-of-service method, whereas those for the 2019–2020 rate year, which went into effect on April 1, 2019, were set using a parametric formula specifically for distribution activities. This formula also had two components, namely the application of the cost-of-service method for costs related to unforeseeable events and the use of an indexation formula for the other cost components.

Moreover, the rates of the Transmission Provider are subject to an earnings-sharing mechanism, while those of the Distributor were subject to it until December 31, 2019.

The Act to simplify the process for establishing electricity distribution rates (S.Q. 2019, c. 27), passed by Québec’s National Assembly and enacted on December 8, 2019, has amended certain provisions of the Act respecting the Régie de l’énergie. In particular, it specifies that electricity distribution rates are to be set or modified by the Régie every five years commencing on April 1, 2025, and that they will be indexed annually in the interim, based on the annual change in the average Québec Consumer Price Index. It also provides for a freeze on distribution rates for the rate year beginning April 1, 2020, followed by their annual indexation for the next four years, as well as a refund to customers, before April 1, 2020, of an amount equivalent to the unamortized balances of the Distributor’s variance and deferral accounts as at December 31, 2019. Furthermore, it authorizes the Distributor to apply to the Régie to modify its rates before the scheduled date if they do not allow for recovery of the cost of service. Even after the coming into force of this Act, power distribution activities are still considered rate-regulated activities as defined under U.S. GAAP.

Under U.S. GAAP, it is acknowledged that rate regulation may affect the timing of the recognition of certain transactions in the consolidated results, giving rise to the recognition of regulatory assets and liabilities, which Hydro-Québec considers it is likely to recover or settle subsequently through the rate-setting process.

Note 1             Significant Accounting Policies (continued)

When the Transmission Provider or the Distributor determines that certain costs incurred may likely be recovered in future rates, such costs are deferred and recognized as assets. When it is probable that the Transmission Provider or the Distributor will be required to reimburse customers, or when costs have been recovered but will be incurred in the future, a liability is recognized. The balances of these assets and liabilities are amortized over the recovery periods approved by the Régie.

The risks and uncertainties related to regulatory assets and liabilities are monitored and assessed from time to time. When Hydro-Québec deems that the net carrying amount of a regulatory asset or liability is no longer likely to be taken into account in establishing future rates, a loss or gain is recognized in the results for the period during which the judgment is made.

SCOPE OF CONSOLIDATION

The consolidated financial statements include the accounts of Hydro-Québec and its subsidiaries as well as those of variable interest entities where Hydro-Québec is the primary beneficiary. All intercompany balances and transactions are eliminated at the time of consolidation.

Investments over which Hydro-Québec has joint control or significant influence are accounted for on an equity basis. These investments are initially recognized at cost, and their carrying amount is subsequently increased or decreased by an amount equal to Hydro-Québec’s share of the changes in their net assets after the date of acquisition. Hydro-Québec’s share of the results of these investments is recognized in results. Dividends received are applied against the carrying amount of the investments.

USE OF ESTIMATES

The preparation of financial statements in accordance with U.S. GAAP requires that Management make estimates and assumptions that affect the amounts recognized as assets and liabilities, the disclosures regarding contingent assets and liabilities at the date of the consolidated financial statements and the amounts recognized as revenue and expenditure for the years at issue. The estimates relate, among other things, to revenue, which includes estimated amounts for electricity delivered but not billed; the carrying amount of regulatory assets and liabilities; fair value measurements of financial instruments; the useful life of property, plant and equipment and intangible assets for calculating the depreciation and amortization expense; as well as cash flows, the expected timing of payments, and the discount rates used to determine asset retirement obligations and employee future benefit liabilities. These rates are based on economic and actuarial assumptions. Actual results could differ from those estimates and such differences could be significant.

REVENUE

Hydro-Québec supplies the Québec market with electricity and also sells power on wholesale markets in Canada and the United States. Substantially all revenue from ordinary activities is derived from electricity sales contracts with customers. These sales are recognized over time, based on the electricity delivered and the amount that Hydro-Québec is entitled to charge customers in accordance with regulated rates or contractual provisions.

FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date, whereas non-monetary items denominated in foreign currencies are translated at the historical exchange rate. Revenue and expenditure arising from foreign currency transactions are translated into Canadian dollars at the exchange rate in effect at the transaction date. The exchange gains or losses resulting from the translation of monetary items are included in results.

The financial statements of foreign operations whose functional currency is not the Canadian dollar are translated according to the current rate method. Under this method, assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date, whereas revenue and expenditure are translated at the average exchange rate in effect during the period. The exchange gains or losses resulting from the translation of the financial statements of these foreign operations are presented in Other comprehensive income.

FINANCIAL INSTRUMENTS

Cash and cash equivalents

Cash and cash equivalents include investments with a maturity of three months or less from the date of acquisition.

Note 1             Significant Accounting Policies (continued)

Short-term investments

Short-term investments, classified as available-for-sale debt securities, consist of money market instruments with a maturity of more than three months from the date of acquisition and are recognized at fair value. Changes in fair value are recorded in Other comprehensive income until they are realized, at which time they are reclassified to results. Revenue from these investments, calculated using the effective interest method, is recognized in results.

Receivables – Accounts receivable

Accounts receivable are recognized at the amount invoiced, net of the allowance for doubtful accounts. This allowance is based on the status of customer files and the recovery experience for each age group of accounts. Receivables are written off during the period in which the accounts are deemed uncollectible.

Other receivables and financial liabilities

Other receivables presented under Accounts receivable and other receivables, long-term bonds held in the sinking fund, which are presented in Other assets, less any impairment losses, as well as borrowings, financial liabilities presented under Accounts payable and accrued liabilities, the dividend payable, accrued interest, long-term debt, financial liabilities presented under Other liabilities, and perpetual debt, are measured at amortized cost using the effective interest method. Amortized cost includes issue expenses as well as premiums and discounts, if applicable. Interest is recognized in results.

Derivative instruments

Derivative instruments are recognized at fair value at the balance sheet date. Changes in fair value are recognized in results for the period in which they occur, except in the case of derivative instruments designated as hedges in a cash flow hedging relationship. The net balances of derivative instruments that are transacted with the same counterparty, that are the subject of an enforceable master netting arrangement, net of cash received or paid under collateral exchange agreements, and that meet the conditions for set-off are presented on the balance sheet.

As part of its integrated business risk management, Hydro-Québec uses derivative instruments to manage its market risk, consisting of currency risk, interest rate risk and risk resulting from fluctuating energy and aluminum prices. It applies cash flow or fair value hedge accounting to eligible hedging relationships that it designates as hedges, and formally documents these relationships. Among other things, this process involves associating derivative instruments with specific assets or liabilities on the balance sheet, or with probable anticipated transactions. Hydro-Québec ensures that hedging relationships are highly effective in hedging the designated risk exposure initially and then monthly thereafter. In addition, for hedges of anticipated transactions, it assesses the probability of the occurrence of those transactions designated as hedged items at least on a quarterly basis.

In the case of a cash flow hedge, changes in the fair value of an instrument designated as a hedge are recognized under Other comprehensive income. Such amounts are reclassified to results, in the line item affected by the hedged item, during the periods in which the hedged item affects results. If a derivative instrument no longer satisfies hedging conditions, if it has expired or is sold, terminated or exercised, or if Hydro-Québec cancels its designation as a hedging item, hedge accounting ceases to be applied on a prospective basis. Gains and losses previously accumulated in Other comprehensive income continue to be deferred and are later reclassified to results during the same periods as the hedged item. If the hedged item ceases to exist or if it becomes likely that the hedged anticipated transactions will not occur, the deferred gains or losses are immediately reclassified to results.

In the case of a fair value hedge, changes in the fair value of the derivative instrument are recognized in results in the line item affected by the hedged item. Offsetting changes in the fair value of the hedged item attributable to the hedged risk are recognized as adjustments to this item’s carrying amount and are offset against results.

Cash flows attributable to derivative instruments designated as hedges are presented in the statement of cash flows based on the same classification as the hedged item.

Hydro-Québec assesses its contracts to determine if they meet the definition of a derivative or if they include an embedded derivative, which must be separated from its host contract. If such is the case, the contract or the embedded derivative is recognized at fair value on the balance sheet.

All futures or forward contracts on non-financial items that can be settled on a net basis and whose price is closely tied to the non-financial item bought or sold are recorded at the settlement date if there is a probability of receipt or delivery in accordance with expected requirements.

Note 1             Significant Accounting Policies (continued)

FAIR VALUE

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In accordance with the applicable standards, Hydro-Québec classifies the fair value measurements of assets and liabilities according to a three-level hierarchy, based on the type of inputs used in making these measurements:

∎	Level 1: Quoted prices (unadjusted) on active markets for identical assets or liabilities that Hydro-Québec can access at the measurement date;

∎	Level 2: Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly; and

∎	Level 3: Unobservable inputs.

MATERIALS, FUEL AND SUPPLIES

Inventories of materials, fuel and supplies are valued at the lower of cost and net realizable value. Cost is determined by the weighted average cost method.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost, which comprises materials, labor, other costs directly related to construction activities, and financial expenses capitalized during construction. Property, plant and equipment also include draft-design costs for projects whose technical feasibility has been demonstrated, whose profitability has been estimated, and for which Management deems that it will in all likelihood have the necessary resources for completion. The present value of retirement obligations related to property, plant and equipment, as well as that of agreements with local communities concerned by certain investment projects that fall within the definition of a liability, are added to the carrying amount of the property, plant and equipment at issue. Moreover, contributions from third parties are applied against the cost of the related property, plant and equipment.

Property, plant and equipment are depreciated over their useful life, using the straight-line method, starting in the month following the date of commissioning. The depreciation periods for the principal categories of property, plant and equipment are as follows:

Hydraulic generation	40–120 years
Thermal generation	15–50 years
Transmission substations and lines	30–85 years
Distribution substations and lines	25–70 years
Other property, plant and equipment	5–50 years

When property, plant and equipment are retired, their cost, net of accumulated depreciation and salvage value, is recognized in the results for the year.

Maintenance and repair costs are recognized in results when incurred.

Note 1             Significant Accounting Policies (continued)

LEASES

Hydro-Québec’s leases mainly concern office buildings and its generating and transmission facilities. On the execution date, Hydro-Québec determines whether an agreement is a lease by assessing whether it confers a right to control the use of a specific asset for a certain time period in exchange for consideration.

Right-of-use assets and lease liabilities where the lease is for a term of more than 12 months are recognized at the lease commencement date, using the present value of the lease payments for the term of the lease. Any lease expenses paid prior to the commencement date are added to the amount of the assets concerned. The discount rate used is the interest rate implicit in the lease to the extent that it can be readily determined. If such is not the case, Hydro-Québec uses its incremental borrowing rate at the commencement date of the lease. Renewal and termination options are taken into account in determining the term of the lease if it is reasonably certain that they will be exercised.

The costs associated with variable lease payments are not taken into account in measuring the lease liabilities and are recognized in results as and when they are incurred. If a lease has both lease and nonlease components, Hydro-Québec has elected to group them together and recognize them as a single lease component.

Right-of-use assets related to finance leases are recognized in Property, plant and equipment, while the corresponding liabilities are recognized in Current portion of long-term debt and Long-term debt. The depreciation and amortization of assets and interest on finance lease liabilities are recognized in Depreciation and amortization and Financial expenses, respectively.

Right-of-use assets related to operating leases are recognized in Other assets, while the corresponding liabilities are recognized in Accounts payable and accrued liabilities and Other liabilities. Operating lease expenses are recognized on a straight-line basis as an operational expenditure over the term of the lease.

INTANGIBLE ASSETS

Intangible assets are recognized at cost.

The cost of internally developed computer software is capitalized when it meets capitalization criteria. The related financial expenses are capitalized during the development period.

Intangible assets with an indefinite useful life are not amortized. These assets are tested for impairment annually or more frequently if events indicate a potential impairment loss. Any amount by which the carrying amount exceeds the fair value is recognized in results for the period in which the impairment is determined.

Intangible assets with a finite useful life, such as software and licences, are amortized over their useful life according to the straight-line method. The amortization period for these assets varies from 3 to 24 years.

CAPITALIZED FINANCIAL EXPENSES

Financial expenses capitalized in property, plant and equipment under construction and in internally developed computer software are determined on the basis of the cost of debt and recognized as a deduction from financial expenses in the consolidated results. Capitalized financial expenses related to rate-regulated transmission or distribution activities also take into account the return on equity of the activities concerned. The portion that corresponds to return on equity is included in Revenue in the consolidated results.

IMPAIRMENT OF LONG-LIVED ASSETS

Hydro-Québec reviews the carrying amount of its property, plant and equipment and its amortizable intangible assets whenever events or changes in circumstances indicate that the expected undiscounted net cash flows could be lower than the carrying amount of the property and assets. An impairment loss corresponding to the amount by which the carrying amount exceeds fair value is recognized in the results for the year, if applicable.

Note 1             Significant Accounting Policies (continued)

EMPLOYEE FUTURE BENEFITS

Hydro-Québec offers all its employees a contributory pension plan based on final pay (the “Pension Plan”), as well as other post-retirement benefits and post-employment benefits (collectively, the “Other plans”). All Hydro-Québec’s employee future benefit plans are defined-benefit plans.

Pension plan and other post-retirement benefits

The Pension Plan is a fully funded contributory plan that provides pension benefits based on the number of years of service and an average of the best five years of earnings. These benefits are indexed annually based on a rate which is the greater of the inflation rate, up to a maximum of 2%, and the inflation rate less 3%.

The other post-retirement benefits are provided by group life, medical and hospitalization insurance plans, which are contributory plans with contributions adjusted annually.

Hydro-Québec accounts for its obligations under the Pension Plan and other post-retirement benefits after deducting the fair value of their respective assets.

Benefit costs and obligations under the Pension Plan and other post-retirement benefits provided in exchange for current service are calculated according to the projected benefit method prorated on years of service. They are determined using a discount rate and are based on Management’s best estimates, in particular concerning the expected return on plan assets, salary escalation, the increase in health care costs, and employees’ retirement ages. Plan assets are measured at fair value at the balance sheet date.

In order to establish the benefit costs and its obligations under the Pension Plan and other post-retirement benefits, Hydro-Québec has adopted the following policies:

∎

Discount rates used to determine the projected benefit obligations and to estimate the current service cost and the interest on obligations are based on the interest rate curve on the measurement date, namely December 31, of high-quality Canadian corporate bonds. These discount rates take into account the amount and different payment maturity dates of the projected benefit obligations for each plan.

∎

Actuarial gains and losses are initially recognized in Other comprehensive income. Thereafter, amortization of actuarial gains or losses is recognized under Other components of employee future benefit cost if the unamortized net actuarial gain or loss at the beginning of the year exceeds 10% of the value of the projected benefit obligations or 10% of the market-related value of the plan assets, whichever is greater. The amortization corresponds to the excess divided by active employees’ average remaining years of service.

∎

Past service costs (credits) arising from amendments to the Pension Plan and other post-retirement benefits are initially recognized in Other comprehensive income. Thereafter, they are amortized under Other components of employee future benefit cost using the straight-line method over periods not exceeding active employees’ average remaining years of service.

∎

The expected return on Pension Plan assets is based on a market-related value determined by using a five-year moving average value for equity securities and by measuring other asset classes at fair value.

The current service cost component of net plan costs for the year is recognized as an operational expenditure, net of the amount capitalized in assets.

Interest on obligations, expected return on plan assets, amortization of net actuarial loss and amortization of past service costs (credits) are recognized under Other components of employee future benefit cost. These components are not capitalized in assets.

The unamortized balances of net actuarial losses and of past service costs (credits) recognized in Accumulated other comprehensive income for employee future benefits to be recovered in future rates are recognized as a regulatory asset.

Post-employment benefits

Post-employment benefits are under non-contributory salary insurance plans, which pay short- and long-term disability benefits. Most of these plans are not funded, with the exception of the long-term disability plan, which is fully funded.

The post-employment benefit cost and obligation are recognized at the time of the event giving rise to the obligation to pay benefits. The cost of these benefits is recognized in results for the period. Actuarial gains and losses are accounted for in the same way as for the Pension Plan and other post-retirement benefits, the only difference being that the amortization period is determined based on the average remaining years of disability.

Note 1             Significant Accounting Policies (continued)

ASSET RETIREMENT OBLIGATIONS

Hydro-Québec accounts for asset retirement obligations in the period in which the legal obligations with respect thereto arise, provided that a reasonable estimate of their fair value can be made. The corresponding costs of asset retirement are added to the carrying amount of the related long-lived asset and are amortized over its useful life. Any change due to the passage of time is recognized as an operational expenditure (i.e., an accretion expense) for the current year, and the corresponding amount is added to the carrying amount of the liability. Changes resulting from revisions to the timing or the amount of the undiscounted cash flows are recognized as an increase or decrease in the carrying amount of the liability arising from asset retirement obligations, and the corresponding amount is added to the carrying amount of the related asset or deducted up to a maximum of its carrying amount, with any excess then being recognized in results. When the asset reaches the end of its useful life, any change is immediately recognized in results. The actual costs incurred to settle asset retirement obligations are applied against liabilities. During the final settlement of such an obligation, the difference between the balance of the obligation and the actual cost incurred is recognized as a gain or a loss in results.

The cash flows required to settle asset retirement obligations are estimated on the basis of studies that use various assumptions concerning the methods and timing to be adopted for the retirement. Hydro-Québec periodically reviews the measurement of these obligations in light of the underlying assumptions and estimates, potential technological advances, and changes in applicable standards, laws and regulations.

AGREEMENTS WITH LOCAL COMMUNITIES

Hydro-Québec has entered into various agreements with the local communities concerned by certain investment projects. The amounts under these agreements are recognized in Long-term debt if they fall within the definition of a liability, and the offsetting item is recognized in Property, plant and equipment. The recognized amounts are determined by discounting the future cash flows related to these agreements. The discount rate used is the interest rate on Hydro-Québec bonds at the date of initial recognition. Subsequently, in the case of agreements with indexed cash flows, the cash flows are subject to an annual re-estimate that can result in a change in the discount rate.

RELATED PARTY TRANSACTIONS

In the normal course of business, Hydro-Québec sells electricity and enters into other business transactions with its sole shareholder, the Québec government, and its agencies, as well as with other government corporations. These transactions are measured at the exchange amount.

In addition, as a government corporation, Hydro-Québec provides the Québec government with financial data prepared in accordance with International Financial Reporting Standards so that it can prepare its consolidated financial statements.

Note 2            Changes to Accounting Policies

RECENT CHANGE

Leases

On January 1, 2019, Hydro-Québec adopted Accounting Standards Codification (“ASC”) 842, Leases, issued by the Financial Accounting Standards Board (“FASB”) to replace ASC 840, Leases. The new standard provides guidance on lease definition, recognition, measurement, presentation and disclosure, and requires, in particular, the recognition of right-of-use assets and lease liabilities by lessees for all operating and finance leases with a term of more than 12 months.

ASC 842 was applied on a modified retrospective basis to leases in effect on January 1, 2019. Hydro-Québec selected the transition method allowing the cumulative effect of initially applying ASC 842 to be recognized as an adjustment to the opening balance of retained earnings as at the adoption date of the standard, without restatement of comparative data. It also applied the three practical expedients to not reassess the existence and classification of leases, or the treatment of capitalized initial direct costs, as well as the practical expedient to not evaluate easement agreements that were not previously accounted for as leases. As at January 1, 2019, the adoption of ASC 842 led to the recognition of right-of-use assets and operating lease liabilities on the balance sheet, which translated into an increase of $200 million in other assets, of $27 million in accounts payable and accrued liabilities, and of $173 million in other liabilities. It also led to a $10-million decrease in regulatory liabilities and a $10-million increase in retained earnings, corresponding to the reversal of a deferred gain on a sale and leaseback transaction, as required by the ASC 842 transitional provisions.

STANDARD ISSUED BUT NOT YET ADOPTED

Financial instruments

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU provides new guidance on the impairment of financial assets that are not accounted for at fair value in results. It will be applied on a modified retrospective basis to the financial statements for interim and annual periods beginning on or after January 1, 2023. Hydro-Québec is currently examining the impact of this ASU on its consolidated financial statements.

Note 3         Regulation

RATES

Transmission

Hydro-Québec’s power transmission rates for 2019, 2018 and 2017 were determined in Régie decisions D-2019-058, D-2018-035 and D-2017-049, effective January 1, 2019, January 1, 2018, and January 1, 2017, respectively. The authorized return on the rate base was set at 7.05% in 2019, 7.0% in 2018 and 6.80% in 2017, assuming a capitalization with 30% equity.

Distribution

Hydro-Québec’s electricity distribution rates for the rate years beginning on April 1, 2019, April 1, 2018, and April 1, 2017, respectively, were determined in decisions D-2019-037, D-2018-030 and D-2017-034, in which the Régie authorized increases of 0.9% in 2019, 0.3% in 2018 and 0.7% in 2017 for all rates except Rate L, which increased by 0.3% in 2019, remained unchanged in 2018 and increased by 0.2% in 2017. The authorized return on the rate base was set at 7.13% in 2019, 7.08% in 2018 and 6.90% in 2017, assuming a capitalization with 35% equity.

The following information describes the impact on the consolidated financial statements of the regulatory accounting policies and practices adopted by Hydro-Québec in accordance with the Régie’s decisions with respect to its rate-regulated activities.

REGULATORY ASSETS AND LIABILITIES

	Expected years of amortization	2019	2018
Regulatory assets
Employee future benefits	As of 2020	4,186	2,880
Costs related to a suspension agreement	2020–2023	464	473
Costs related to energy efficiency initiatives	2020–2029	397	472
Other[a]	2020–2047	30	241
		5,077	4,066
Less
Current portion		118	203
		4,959	3,863
Regulatory liabilities
Depreciation of property, plant and equipment	2020–2115	335	375
Revenue variances related to climate conditions[a,b]		–	179
Earnings variances to be shared with customers[a,b]		–	167
Other[a]	2020–2022	8	73
		343	794
Less
Current portion		–	80
		343	714

a)

Unamortized balances of regulatory assets and liabilities recorded in the Distributor’s variance and deferral accounts, which totaled $535 million as at December 31, 2019, were recognized under Accounts payable and accrued liabilities as a credit to be refunded to customers under the Act to simplify the process for establishing electricity distribution rates.

b)	The offsetting item is recognized under Revenue.

Regulatory assets and liabilities are not included in the rate base, except in the case of costs related to energy efficiency initiatives.

Note 3         Regulation (continued)

VARIANCE AND DEFERRAL ACCOUNTS

Revenue variances related to climate conditions

Variances between the Distributor’s actual transmission and distribution revenue and the forecast revenue in rate filings, which is based on climate normals, are recognized as a regulatory asset or a regulatory liability, as the case may be. They bear interest at the rates prescribed by the Régie until such time as amortization begins.

Earnings variances to be shared with customers

An earnings-sharing mechanism applied since 2017 provides for earnings variances to be shared with customers. Under this mechanism, any return in excess of the authorized returns of the Transmission Provider and the Distributor is shared equally with customers for the first 100 basis points and is split 75/25 in their favor for any portion of the variance exceeding 100 basis points. These amounts bear interest at the rates prescribed by the Régie until such time as amortization begins.

OTHER REGULATORY ASSETS AND LIABILITIES

Employee future benefits

The unamortized balances of net actuarial losses and of past service costs (credits) to be recovered in future rates are recognized as a non-interest-bearing regulatory asset, which is amortized when the unamortized balances are reclassified as a cost component of employee future benefits.

Costs related to a suspension agreement

The Régie authorized an agreement regarding the temporary suspension of deliveries from a generating station in 2014. The offsetting entry for the financial liability recorded for this agreement was recognized as a non-interest-bearing regulatory asset, and the adjustments related to subsequent changes in this liability are also recognized in this asset. The annual costs related to the suspension agreement are recovered in the rates, according to the amounts billed.

Costs related to energy efficiency initiatives

Eligible costs incurred with regard to energy efficiency initiatives are recognized as a regulatory asset and bear interest at the rate of return authorized by the Régie on the rate base until such time as they are included in the rate base and amortization begins.

Depreciation of property, plant and equipment

Prior to July 10, 2015, the useful life of property, plant and equipment was limited to 50 years for rate-setting purposes. Since then, this limit no longer applies, provided that the weighted average useful life of all property, plant and equipment of the Transmission Provider, on the one hand, and of the Distributor, on the other hand, does not exceed 50 years. The differences in the depreciation expense resulting from the application of useful lives limited to 50 years for rate-setting purposes until July 9, 2015, were recognized as a non-interest-bearing regulatory liability and are amortized at the same rate as the property, plant and equipment concerned.

OTHER REGULATORY PRACTICES

The compensation granted by the Québec government for the 1998 ice storm was applied against the cost of newly constructed property, plant and equipment. It is amortized over the remaining useful life of the retired assets, using the straight-line method of depreciation.

Financial expenses are capitalized in property, plant and equipment under construction related to rate-regulated activities according to the authorized rates of return on the rate bases. Set using methods approved by the Régie, these rates take into account a component associated with the cost of the debt and a component associated with the return on equity. The component associated with return on equity totaled $47 million in 2019 and $56 million in 2018.

The cost of dismantling retired and replaced transmission assets for which no asset retirement obligation was recognized is added, net of the salvage value, to the cost of the newly constructed assets. The cost of restoring sites associated with replaced assets is also added to the cost of newly constructed assets.

Finally, contributions received for relocation or modification projects relating to certain transmission grid assets are recorded in a separate account and applied against property, plant and equipment. These contributions are amortized over the average useful life of assets for each project, using the straight-line method.

Note 4         Depreciation and Amortization

	2019	2018	2017

Property, plant and equipment	2,344	2,299	2,226
Intangible assets[a]	107	121	175
Regulatory assets and liabilities	190	198	176
Retirement of capital assets	141	67	109
	2,782	2,685	2,686

a)

For the period from 2020 to 2024, amortization of intangible assets that have already been recognized should be as follows: $87 million in 2020, $63 million in 2021, $42 million in 2022, $35 million in 2023 and $19 million in 2024.

Note 5         Taxes

	2019	2018	2017

Water-power royalties[a]	720	705	701
Public utilities tax[b]	299	298	284
Municipal, school and other taxes[c]	114	108	91
	1,133	1,111	1,076

a)

Water-power royalties payable to the Québec government totaled $714 million in 2019 ($699 million in 2018 and $695 million in 2017), including a balance due of $15 million as at December 31, 2019 ($5 million as at December 31, 2018 and $83 million as at December 31, 2017).

b)	The public utilities tax is payable to the Québec government.

c)

Including two amounts payable to the Québec government in 2019, namely $59 million under the Act respecting Transition énergétique Québec (CQLR, c. T-11.02) ($53 million in 2018 and $36 million in 2017), for which there was no outstanding balance as at December 31, 2019 ($2 million as at December 31, 2018 and nil as at December 31, 2017), and $15 million under the Act to establish the Northern Plan Fund (CQLR, c. F-3.2.1.1.1) ($15 million in 2018 and 2017), which was outstanding as at December 31, 2019, 2018 and 2017.

Note 6         Financial Expenses

	2019	2018	2017

Interest on debt securities	2,769	2,741	2,532
Net foreign exchange loss (gain)	7	(6)	10
Guarantee fees related to debt securities[a]	220	215	217
	2,996	2,950	2,759
Less
Capitalized financial expenses	183	169	203
Net investment income	118	69	43
	301	238	246
	2,695	2,712	2,513

a)	Guarantee fees related to debt securities are charged at a rate of 0.5% and are paid to the Québec government.

Note 7         Property, Plant and Equipment

						2019
	In service		Accumulated depreciation		Under construction	Net carrying amount

Generation
Hydraulic	48,522		19,611		1,952	30,863
Other	1,175		809		137	503
	49,697		20,420		2,089	31,366

Transmission
Substations and lines	34,654		13,417		1,068	22,305
Other	2,678		1,581		135	1,232
	37,332		14,998		1,203	23,537

Distribution
Substations and lines	15,462		7,298		454	8,618
Other	3,613		1,974		99	1,738
	19,075		9,272		553	10,356
Other	1,546		921		108	733
	107,650	[a]	45,611	[a]	3,953	65,992

						2018
	In service		Accumulated depreciation		Under construction	Net carrying amount

Generation
Hydraulic	48,254		18,894		1,329	30,689
Other	1,180		835		41	386
	49,434		19,729		1,370	31,075

Transmission
Substations and lines	32,761		12,718		1,828	21,871
Other	2,636		1,553		127	1,210
	35,397		14,271		1,955	23,081

Distribution
Substations and lines	15,039		7,044		366	8,361
Other	3,563		1,916		113	1,760
	18,602		8,960		479	10,121
Other	1,455		870		104	689
	104,888	[a]	43,830	[a]	3,908	64,966

a)

As at December 31, 2019, the cost and accumulated depreciation of property, plant and equipment in service under finance leases amounted to $1,029 million and $297 million, respectively ($1,034 million and $250 million as at December 31, 2018).

Note 8            Intangible Assets

	2019			2018
	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount

Amortizable
Software, licences and other	2,114	1,708	406	2,051	1,658	393

Unamortizable
Easements and other			519			484

			925			877

Additions consisting of internally developed software totaled $105 million in 2019 ($90 million in 2018 and $87 million in 2017).

Note 9            Investments

	2019	2018

At equity
Société en commandite Hydroélectrique Manicouagan (60.0%)[a,b]	590	594
Churchill Falls (Labrador) Corporation Limited (34.2%)[b]	292	278
Dana TM4 (45%)[c]	216	135
	1,098	1,007
Other	34	15
	1,132	1,022

a)

This investment includes the unamortized excess of the purchase price over the underlying net carrying amount of the assets of Société en commandite Hydroélectrique Manicouagan (“SCHM”) as at the acquisition date, which consisted of unamortizable intangible assets of $282 million and amortizable assets of $230 million as at December 31, 2019 (respectively, $282 million and $241 million as at December 31, 2018).

b)

In 2019, electricity purchases from SCHM and Churchill Falls (Labrador) Corporation Limited totaled $81 million and $100 million, respectively ($81 million and $97 million in 2018 and $81 million and $96 million in 2017).

c)	Dana TM4 includes investments in TM4 Inc. and Dana Electric Holdings BV. The latter investment was acquired on July 29, 2019.

PARTIAL SALE OF A SUBSIDIARY

On June 22, 2018, Hydro-Québec sold 55% of the shares of its subsidiary TM4 Inc. (“TM4”) to an independent third party for a cash consideration of $165 million. As a result of this transaction, Hydro-Québec ceased to consolidate TM4, and the 45% interest retained was measured at fair value. A non-recurring $277-million gain on the partial sale of TM4, including $125 million resulting from the fair value measurement of the interest retained, was recognized in Revenue. The investment in TM4 is now accounted for using the equity method.

Note 10            Other Assets

	Note	2019	2018

Sinking fund[a]	12	649	650
Right-of-use assets		212	–
Other		27	19
		888	669

a)

The sinking fund, allocated to repaying the long-term debt, consists of bonds issued by the Québec government, including primarily long-term bonds maturing in 2021 and 2026 as well as short-term bonds presented in Short-term investments, which totaled $75 million as at December 31, 2019 and 2018. In 2019, no short-term investments in this fund were replaced by long-term bonds ($50 million in 2018).

Note 11            Asset Retirement Obligations

Liabilities arising from asset retirement obligations relate to the costs of dismantling the Gentilly-2 facilities, the removal of spent nuclear fuel resulting from their operation, and the dismantling of thermal generating stations and certain fuel tanks and transmission substations.

The aggregate carrying amount of the asset retirement obligations is as follows:

	2019
	Dismantling of Gentilly-2 facilities	[a]	Removal of spent nuclear fuel [a]	Dismantling of other assets	Total

Balance, beginning of year	463		259	151	873
Liabilities incurred	–		–	4	4
Accretion expense	25		16	4	45
Liabilities settled	(26)		(2)	(9)	(37)
Revision of estimated cash flows and expected timing of payments	38		(43)	7	2
Balance, end of year	500		230	157	887
Less
Current portion	47		6	13	66
	453		224	144	821

	2018
	Dismantling of Gentilly-2 facilities[a]	Removal of spent nuclear fuel[a]	Dismantling of other assets	Total

Balance, beginning of year	463	261	140	864
Liabilities incurred	–	–	12	12
Accretion expense	25	16	4	45
Liabilities settled	(25)	(1)	(9)	(35)
Revision of estimated cash flows and expected timing of payments	–	(17)	4	(13)
Balance, end of year	463	259	151	873
Less
Current portion	48	5	9	62
	415	254	142	811

a)

The Canadian Nuclear Safety Commission requires a financial guarantee to secure performance of Hydro-Québec’s obligations with regard to the cost of dismantling the Gentilly-2 facilities and the removal of spent nuclear fuel. This guarantee consists of investments held by the Hydro-Québec Trust for Management of Nuclear Fuel Waste, as well as an irrevocable financial guarantee of up to $685 million from the Québec government.

Note 11            Asset Retirement Obligations (continued)

The following table presents the discount rates used to determine the carrying amount of the asset retirement obligations, which correspond to the credit-adjusted risk-free rates:

%	Dismantling of Gentilly-2 facilities	Removal of spent nuclear fuel	Dismantling of other assets
Initial recognition of obligations Subsequent recognition of obligations	6.4 Between 2.4 and 5.7	6.4 Between 3.1 and 5.7	Between 1.1 and 4.6 Between 0.8 and 4.6

HYDRO-QUÉBEC TRUST FOR MANAGEMENT OF NUCLEAR FUEL WASTE

Under the Nuclear Fuel Waste Act (S.C. 2002, c. 23) (“NFWA”), which came into force in 2002, the owners of nuclear fuel waste in Canada were required to set up a management organization, the Nuclear Waste Management Organization, and each of them was required to establish a trust fund to finance the cost of long-term management of its nuclear fuel waste.

In April 2009, the Government of Canada approved a formula for financing the costs of the approach adopted for long-term nuclear fuel waste management. The amounts deposited in the trust funds can only be used to finance the implementation of this approach.

Hydro-Québec has made all the payments required under the NFWA. As at December 31, 2019, the investments held in the Hydro-Québec trust fund were composed of debt securities issued by Hydro-Québec, the fair value of which totaled $173 million ($167 million as at December 31, 2018).

The Hydro-Québec Trust for Management of Nuclear Fuel Waste is considered a variable interest entity of which Hydro-Québec is the primary beneficiary.

Note 12            Long-Term Debt

Long-term debt is mainly composed of bonds, medium-term notes and other debts, including liabilities under agreements entered into with local communities and finance lease liabilities. The following table presents a breakdown of the debt, including the current portion, at amortized cost, by currency at the time of issue and at the time of repayment. Currency swaps traded for purposes of managing currency risk related to long-term debt were taken into account in determining the percentages of debt by currency at the time of repayment.

	2019				2018
	At time of issue			At time of repayment	At time of issue			At time of repayment
	In Canadian dollars and other currencies	At closing exchange rates as at the balance sheet date	%	%	In Canadian dollars and other currencies	At closing exchange rates as at the balance sheet date	%	%

Canadian dollars[a,b]	37,801	37,801	84	100	38,016	38,016	83	100
U.S. dollars	5,710	7,403	16	–	5,707	7,789	17	–
		45,204	100	100		45,805	100	100
Plus
Adjustment for fair value hedged risk		303				256
		45,507				46,061
Less
Current portion		1,817				3,151
		43,690				42,910

a)	Including non-interest-bearing debts other than bonds and medium-term notes whose present value was $1,556 million as at December 31, 2019 ($1,543 million as at December 31, 2018).

b)	Certain debts carry sinking fund requirements. This fund, presented in Short-term investments and Other assets, totaled $724 million as at December 31, 2019 ($725 million as at December 31, 2018).

The amortized cost, at the balance sheet date, of the tranches of long-term debt maturing over the 2020–2024 period is as follows: $1,817 million in 2020, $2,365 million in 2021, $3,336 million in 2022, $7 million in 2023 and $1,380 million in 2024.

INTEREST RATES

The following table presents interest rates on bonds and medium-term notes, which take into account contractual rates, premiums, discounts and issue expenses, as well as the effect of forward contracts and swaps traded to manage long-term risks related to debt. As at December 31, 2019, the variable-rate portion of the bonds and notes totaled 4.7% (9.3% as at December 31, 2018).

%	2019			2018
Maturity	Canadian dollars	U.S. dollars	Weighted average	Weighted average

1–5 years	9.98	8.12	9.00	9.08
6–10 years	5.46	9.07	8.89	8.20
11–15 years	5.32	10.60	7.98	8.31
16–20 years	5.93	–	5.93	5.93
21–25 years	5.11	–	5.11	5.11
26–30 years	4.89	–	4.89	4.89
31–35 years	4.47	–	4.47	4.47
36–40 years	3.11	–	3.11	3.28
41–45 years	6.53	–	6.53	6.53

Weighted average	4.55	9.34	4.76	5.08

Note 12             Long-Term Debt (continued)

CREDIT FACILITY AND LINES OF CREDIT

Hydro-Québec has an undrawn credit facility of US$2,000 million, including a US$750-million swing loan, which will expire in 2024. Any related debt securities will bear interest at a rate based on the London Interbank Offered Rate (“LIBOR”), except for the swing loan, which is at the U.S. base rate. Hydro-Québec also has access to operating lines of credit, which are renewed automatically in the absence of notice to the contrary and bear interest at the prime rate. As at December 31, 2019, the available balances on these lines of credit were US$200 million and $264 million in Canadian or U.S. dollars (US$200 million and $276 million in Canadian or U.S. dollars as at December 31, 2018).

Note 13            Other Liabilities

	Note	2019	2018

Employee future benefit liabilities	18	3,358	1,726
Accounts payable		501	493
Operating lease liabilities[a]		189	–
		4,048	2,219

a)	As at December 31, 2019, operating leases had a weighted average remaining term of 8.4 years, and the weighted average discount rate applicable to the related liabilities was 2.5%.

Accounts payable include a $346-million financial liability ($354 million as at December 31, 2018) related to an agreement regarding the temporary suspension of deliveries from a generating station. The current portion, presented under Accounts payable and accrued liabilities, totaled $118 million as at December 31, 2019 ($119 million as at December 31, 2018). This financial liability, including the current portion, represented a discounted amount of $464 million as at December 31, 2019 ($473 million as at December 31, 2018). It included an outstanding amount, payable in U.S. dollars, of $21 million (US$16 million) as at December 31, 2019 ($25 million, or US$19 million, as at December 31, 2018). As at December 31, 2019, the effective rate of this liability was 1.94% (1.85% as at December 31, 2018).

Note 14            Perpetual Debt

Perpetual notes in the amount of $260 million (US$201 million) as at December 31, 2019, and of $274 million (US$201 million) as at December 31, 2018, bear interest at LIBOR, plus 0.0625%, as calculated semiannually. As at December 31, 2019 and 2018, the rates applicable to the perpetual notes were 2.2% and 2.7%, respectively.

The perpetual notes are redeemable at Hydro-Québec’s option. Forward contracts are used to mitigate the currency risk associated with the perpetual debt.

Note 15            Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market, liquidity and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices. Hydro-Québec is exposed to three main types of market risk: currency risk, interest rate risk and risk associated with energy and aluminum prices. Active integrated management of these three types of risk aims to limit exposure to each risk and reduce their overall impact on results.

MANAGEMENT OF LONG-TERM RISK

Management of risk associated with debt

Currency risk and interest rate risk – Hydro-Québec uses currency forward contracts and swaps to manage the currency risk associated with long-term debt and perpetual debt, as well as interest rate forward contracts and swaps to modify long-term exposure to interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges or fair value hedges, depending on the risk hedged. The impact on results of foreign currency hedging transactions and those associated with debt interest rates is recognized in Financial expenses.

The following table presents the notional amounts, expressed in Canadian dollars and foreign currencies, of forward contracts and swaps used to manage long-term risk:

	2019[a]	2018 [a]

Forward contracts
Canadian dollars	(1,900)	(1,000)
U.S. dollars	203	204

Swaps
Canadian dollars	(6,893)	(6,844)
U.S. dollars	5,730	5,730

a)	Figures in parentheses represent amounts to be paid.

MANAGEMENT OF SHORT-TERM RISK

Currency risk – Hydro-Québec uses forward contracts to manage its foreign currency risk exposure over the short term. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact of currency risk hedging transactions on results is recognized in the line items affected by the hedged item, namely Revenue, Electricity and fuel purchases, or Financial expenses. In this context, Hydro-Québec traded foreign currency sales contracts for which the notional amount of open positions as at December 31, 2019, was US$1,542 million (US$1,800 million as at December 31, 2018).

Interest rate risk – Hydro-Québec uses interest rate forward contracts and swaps to manage short-term interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge short-term interest rate risk is recognized in the line item affected by the hedged item, namely Financial expenses.

Price risk – Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy and aluminum prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge the risk related to energy and aluminum prices is recognized in the line item affected by the hedged item, namely Revenue or Electricity and fuel purchases. In this context, Hydro-Québec traded electricity futures and swaps for which open positions as at December 31, 2019, totaled 23.4 TWh (23.2 TWh as at December 31, 2018), natural gas futures for which open positions as at December 31, 2019, totaled 2.8 million MMBtu (0.4 million MMBtu as at December 31, 2018), petroleum product swaps for which open positions as at December 31, 2019, totaled 22.3 million litres (9.1 million litres as at December 31, 2018), as well as aluminum swaps for which open positions as at December 31, 2019, totaled 187,775 tonnes (240,825 tonnes as at December 31, 2018).

Note 15             Financial Instruments (continued)

LIQUIDITY RISK

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with its financial liabilities.

Hydro-Québec’s exposure to this risk is reduced by significant cash flows from operating activities; a diversified portfolio of highly liquid or readily convertible instruments traded with high-quality counterparties; preauthorized sources of financing; the ability to access capital markets; the diversification of financing sources; and management of the volume of floating-rate debt and debt repayable in foreign currency.

Moreover, as at December 31, 2019, $43,383 million in long-term debt, perpetual debt and borrowings, net of the sinking fund ($43,971 million as at December 31, 2018) was guaranteed by the Québec government.

CREDIT RISK

Credit risk is the risk that one party to a financial asset will fail to meet its obligations.

Hydro-Québec is exposed to credit risk related to accounts receivable and other receivables, which arises primarily from its day-to-day electricity sales in and outside Québec. It is also exposed to credit risk related to cash and cash equivalents, short-term investments and the sinking fund, as well as to derivative instruments traded with financial institutions. Credit risk is limited to the carrying amount of the related assets presented on the balance sheet, which approximates fair value.

Accounts receivable and other receivables

Exposure to credit risk from electricity sales is limited due to Hydro-Québec’s large and diverse customer base. Management believes that Hydro-Québec is not exposed to a significant credit risk, particularly because sales in Québec are billed at rates that allow for recovery of costs based on the terms and conditions set by the Régie. Moreover, Hydro-Québec holds as collateral customer deposits totaling $123 million ($132 million as at December 31, 2018), of which $47 million ($46 million as at December 31, 2018) is recognized in Accounts payable and accrued liabilities and $76 million ($86 million as at December 31, 2018) in Other liabilities.

The value of accounts receivable and other receivables, net of the related allowance for doubtful accounts, is presented in the following table:

	2019		2018

Accounts receivable[a]	2,145		2,124
Other receivables[b]	343		589	[c]
	2,488	[d]	2,713	[d]

a)	Including unbilled electricity deliveries, which totaled $1,317 million as at December 31, 2019 ($1,390 million as at December 31, 2018).

b)	Including an $82-million financial guarantee ($139 million as at December 31, 2018) covering certain derivative instruments held at year end.

c)	Including the government reimbursement of $66 million for the 1998 ice storm.

d)	Including US$132 million (US$255 million as at December 31, 2018) translated at the exchange rate in effect at the balance sheet date.

The allowance for doubtful accounts amounted to $245 million as at December 31, 2019 ($241 million as at December 31, 2018).

Other financial assets

In order to reduce its exposure to credit risk associated with cash and cash equivalents, short-term investments, the sinking fund and derivative instruments, Hydro-Québec deals with a number of issuers and financial institutions with high credit ratings, most of which are Canadian. In addition, it applies policies to limit risk concentration as well as various monitoring programs and sets credit limits for each counterparty. Through prior agreements, it can also limit the market value of the main derivative instrument portfolios. Any variation in market value beyond the agreed-upon limit results in a cash receipt or payment. As at December 31, 2019, substantially all counterparties dealing with Hydro-Québec had a credit rating of A or higher, and none of them had defaulted on their obligations to Hydro-Québec.

Note 15             Financial Instruments (continued)

FAIR VALUE

FAIR VALUE OF DERIVATIVE INSTRUMENTS

The following tables present the fair value of derivative instruments, excluding the impact of offsets, by type and depending on whether they are designated as fair value hedges or cash flow hedges, or not designated as hedges:

			2019
	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges [a]	Gross amounts of derivatives recognized [b]

Assets
Contracts – Currency risk	–	1,085	9	1,094
Contracts – Interest rate risk	413	81	–	494
Contracts – Price risk	–	145	51	196
	413	1,311	60	1,784

Liabilities
Contracts – Currency risk	–	(101)	(174)	(275)
Contracts – Interest rate risk	–	(1)	–	(1)
Contracts – Price risk	–	(2)	(10)	(12)
	–	(104)	(184)	(288)
Total	413	1,207	(124)	1,496

			2018
	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges [a]	Gross amounts of derivatives recognized [b]

Assets
Contracts – Currency risk	–	1,280	14	1,294
Contracts – Interest rate risk	372	2	–	374
Contracts – Price risk	–	159	49	208
	372	1,441	63	1,876

Liabilities
Contracts – Currency risk	–	(162)	(116)	(278)
Contracts – Interest rate risk	–	(55)	–	(55)
Contracts – Price risk	–	(104)	(13)	(117)
	–	(321)	(129)	(450)
Total	372	1,120	(66)	1,426

a)

These derivative instruments are mainly traded as part of Hydro-Québec’s risk management. As at December 31, 2019, $(165) million was in consideration of amounts received or disbursed [$(116) million as at December 31, 2018] with respect to agreements to limit the market value of the main portfolios of derivative instruments. These agreements arise from frameworks applied by Hydro-Québec to reduce its credit risk exposure and limit risk concentration.

b)

Fair value measurements of derivative instruments are Level 2 measurements. These measurements are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates, and energy or aluminum prices) in effect on the balance sheet date and take into account the credit risk assessment. The valuation techniques make use of observable market data.

Note 15             Financial Instruments (continued)

The impact of offsetting derivative instruments is presented in the table below:

		2019				2018
	Gross amounts of derivatives recognized	Gross amounts offset[a]	Cash (received) paid as collateral[b]	Net amounts presented on the balance sheet	Gross amounts of derivatives recognized	Gross amounts offset[a]	Cash (received) paid as collateral[b]	Net amounts presented on the balance sheet
Assets
Current	297	(18)	(93)	186	217	(97)	(48)	72
Long-term	1,487	(240)	(1,223)	24	1,659	(215)	(1,323)	121
	1,784	(258)	(1,316)	210	1,876	(312)	(1,371)	193
Liabilities
Current	(186)	156	–	(30)	(350)	240	30	(80)
Long-term	(102)	102	–	–	(100)	72	–	(28)
	(288)	258	–	(30)	(450)	312	30	(108)
Total	1,496	–	(1,316)	180	1,426	–	(1,341)	85

a)

The gross amounts of derivatives offset are related to contracts traded according to International Swaps and Derivatives Association (“ISDA”) guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.

Moreover, although certain derivatives cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned. As at December 31, 2019, no amount receivable from clearing agents in consideration of net cash payments was included in Accounts receivable and other receivables ($129 million as at December 31, 2018), while $133 million payable to clearing agents in consideration of net cash receipts was included in Accounts payable and accrued liabilities ($10 million as at December 31, 2018).

Note 15             Financial Instruments (continued)

The impact of derivative instruments on results and other comprehensive income is presented in the tables below. It should be noted that most derivative instruments traded are designated as cash flow hedges or fair value hedges and therefore reduce the volatility of results. Derivative instruments which are not designated as hedges, but which nonetheless provide an economic hedge for at-risk opposite positions, also reduce the volatility of results. The sensitivity of results is thus limited to net exposure to unhedged risks.

						2019

	Losses (gains) on derivatives designated as fair value hedges		Losses (gains) on derivatives designated as cash flow hedges			Losses (gains) on derivatives not designated as hedges

	Recognized in results		Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results		Recognized in results

Contracts – Currency risk	–		169	428	[a]	18
Contracts – Interest rate risk	(40)		94	6	[b]	2
Contracts – Price risk	–		(355)	(266)[c]		(44)
	(40)	[b,d]	(92)	168	[d]	(24)	[d,e]
Impact of hedged items on results	47			(185)		(36)

						2018

	Losses (gains) on derivatives designated as fair value hedges		Losses (gains) on derivatives designated as cash flow hedges			Losses (gains) on derivatives not designated as hedges

	Recognized in results		Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results		Recognized in results

Contracts – Currency risk	–		(590)	(651)	[a]	(84)
Contracts – Interest rate risk	40		47	4	[b]	1
Contracts – Price risk	–		(142)	177	[c]	24
	40	[b,d]	(685)	(470)	[d]	(59)	[d,e]
Impact of hedged items on results	(34)			472		86

Note 15             Financial Instruments (continued)

						2017
	Losses (gains) on derivatives designated as fair value hedges		Losses (gains) on derivatives designated as cash flow hedges					Losses (gains) on derivatives not designated as hedges
	Recognized in results		Effective portion recognized in Other comprehensive income	Ineffective portion recognized in results		Effective portion reclassified from Other comprehensive income to results		Recognized in results

Contracts – Currency risk	–		473	(1)[a]		443	[a]	29
Contracts – Interest rate risk	117		(6)	–		3	[b]	(5)
Contracts – Price risk	–		177	10	[c]	(73)[c]		(48)
	117	[b,d]	644	9		373	[d]	(24)[d,e]
Impact of hedged items on results	(113)					(373)		(36)

a)	In 2019, $46 million was recognized in Revenue [nil in 2018 and $(70) million in 2017], and $382 million in Financial expenses [$(651) million in 2018 and $512 million in 2017].

b)	These amounts were recognized in Financial expenses.

c)	These amounts were recognized in Revenue.

d)

In 2019, the items Revenue, Electricity and fuel purchases, and Financial expenses totaled $14,021 million, $2,210 million and $2,695 million, respectively ($14,370 million, $2,151 million and $2,712 million in 2018 and $13,468 million, $1,989 million and $2,513 million in 2017).

e)

These instruments are essentially related to integrated risk management transactions. Their impact on results is recognized in the line items affected by the managed risk. Therefore, in 2019, $(61) million was recognized in Revenue [$41 million in 2018 and $(36) million in 2017], $17 million in Electricity and fuel purchases [$(9) million in 2018 and $(14) million in 2017], and $20 million in Financial expenses [$(91) million in 2018 and $26 million in 2017].

In 2019, Hydro-Québec reclassified a net gain of $17 million from Accumulated other comprehensive income to results after having discontinued cash flow hedges (net loss of $2 million in 2018 and nil in 2017).

As at December 31, 2019, Hydro-Québec estimated the net amount of gains presented in Accumulated other comprehensive income that would be reclassified to results in the next 12 months to be $155 million (net loss of $13 million as at December 31, 2018 and of $203 million as at December 31, 2017).

As at December 31, 2019 and 2018, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was three years (two years as at December 31, 2017).

FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on capital markets.

The fair value of cash equivalents, receivables – accounts receivable, other receivables and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except for the items presented in the table below:

	2019			2018
	Carrying amount		Fair value	Carrying amount		Fair value
Long-term debt[a]	45,507	[b]	63,643	46,061	[b]	59,876
Perpetual debt	260		245	274		252

a)	Including the current portion.
b)

Including an amount of $1,998 million ($2,000 million as at December 31, 2018) for debts subject to a fair value hedge, which resulted in an adjustment of $390 million ($350 million as at December 31, 2018) in connection with the hedged risk for existing hedging relationships and of $(87) million [$(94) million as at December 31, 2018] for discontinued relationships.

Note 16            Equity

SHARE CAPITAL

The authorized share capital consists of 50,000,000 shares with a par value of $100 each, of which 43,741,090 shares were issued and paid up as at December 31, 2019 and 2018.

RETAINED EARNINGS

Under the Hydro-Québec Act, the dividends to be paid by Hydro-Québec are declared once a year by the Québec government, which also determines the payment terms. For a given year, the dividend cannot exceed the distributable surplus, equal to 75% of net income. This calculation is based on the consolidated financial statements. However, in respect of a given year, no dividend may be declared in an amount that would have the effect of reducing the capitalization rate to less than 25% at the end of the year. All or a portion of the distributable surplus that has not been subject to a dividend declaration may no longer be distributed to the shareholder as a dividend.

For 2019, the dividend is $2,192 million ($2,394 million for 2018 and $2,135 million for 2017).

ACCUMULATED OTHER COMPREHENSIVE INCOME

			2019
	Cash flow hedges	Employee future benefits	Translation differences	Accumulated other comprehensive income

Balance, end of prior year	(193)	(1,717)	4	(1,906)
Other comprehensive income before reclassifications	92	(804)	(3)	(715)
Amounts reclassified to results	168	45	–	213
Other comprehensive income	260	(759)[a]	(3)	(502)

Balance, end of current year	67	(2,476)	1	(2,408)

			2018
	Cash flow hedges	Employee future benefits	Translation differences	Accumulated other comprehensive income

Balance, end of prior year	(406)	(2,186)	1	(2,591)
Adjustments related to a change in accounting policy	(2)	–	–	(2)
	(408)	(2,186)	1	(2,593)
Other comprehensive income before reclassifications	685	351	3	1,039
Amounts reclassified to results	(470)	118	–	(352)
Other comprehensive income	215	469 [a]	3	687
Balance, end of current year	(193)	(1,717)	4	(1,906)

			2017
	Cash flow hedges	Employee future benefits	Translation differences	Accumulated other comprehensive income
Balance, end of prior year	(135)	(1,799)	3	(1,931)
Other comprehensive income before reclassifications	(644)	(485)	(2)	(1,131)
Amounts reclassified to results	373	98	–	471
Other comprehensive income	(271)	(387)[a]	(2)	(660)
Balance, end of current year	(406)	(2,186)	1	(2,591)

a)	Other comprehensive income includes the change in the employee future benefit regulatory asset, which totaled $1,306 million in 2019 [$(787) million in 2018 and $545 million in 2017].

Note 17            Supplementary Cash Flow Information

	2019	2018	2017

Change in non-cash working capital items
Accounts receivable and other receivables	204	(132)	(490)
Materials, fuel and supplies	(27)	(41)	(9)
Accounts payable and accrued liabilities	672	(223)	203
Accrued interest	(45)	(24)	(40)
	804	(420)	(336)

Activities not affecting cash
Increase in property, plant and equipment and intangible assets	64	119	77
Increase in operating lease assets and liabilities	41	–	–
	105	119	77

Interest paid	2,229	2,219	2,084

Note 18            Employee Future Benefits

The projected benefit obligations, valued by independent actuaries, and the assets of employee future benefit plans, at fair value, are valued as at December 31 of each year. The most recent actuarial valuation of the Pension Plan for funding purposes was as at December 31, 2018. The next valuation is required to be as at December 31, 2019.

CHANGES IN PROJECTED BENEFIT OBLIGATIONS AND IN PLAN ASSETS, AT FAIR VALUE

	Pension Plan		Other plans
	2019	2018	2019	2018

Projected benefit obligations
Balance, beginning of year	25,111	26,400	1,460	1,582
Current service cost	431	505	43	49
Employee contributions	212	196	–	–
Benefit payments and refunds	(1,076)	(1,034)	(67)	(74)
Interest on obligations	906	837	53	51
Actuarial loss (gain)	3,364	(1,793)	240	(148)
Balance, end of year	28,948	25,111	1,729	1,460

Plan assets, at fair value
Balance, beginning of year	24,688	24,706	96	88
Actual return on plan assets[a]	3,053	541	2	2
Employee contributions	212	196	–	–
Contributions by Hydro-Québec	276	279	19	18
Benefit payments and refunds	(1,076)	(1,034)	(12)	(12)
Balance, end of year	27,153	24,688	105	96

Funded status – Plan deficits	1,795	423	1,624	1,364

Presented as:
Accounts payable and accrued liabilities	–	–	61	61
Other liabilities	1,795	423	1,563	1,303

a)	Administrative and management expenses billed to the Pension Plan by Hydro-Québec amounted to $20 million in 2019 ($18 million in 2018).

As at December 31, 2019, accumulated benefit obligations under the Pension Plan totaled $27,140 million ($23,550 million as at December 31, 2018). Unlike projected benefit obligations, accumulated benefit obligations do not take into account the salary escalation rate assumption.

Note 18             Employee Future Benefits (continued)

PENSION PLAN ASSETS

Investments and their associated risks are managed in accordance with the Hydro-Québec Pension Fund Investment Management Policy (the “Investment Policy”), which is approved every year by the Board of Directors. These risks include market risk, credit risk and liquidity risk. The Investment Policy provides for diversification of benchmark portfolio securities in order to maximize the expected return within an acceptable risk interval that takes into account the volatility of the Pension Plan’s surplus or deficit. Additional frameworks define the approval process for each type of transaction and establish rules governing the active management of the different portfolios as well as credit risk management. Compliance with the Investment Policy and the additional frameworks is monitored on a regular basis. The Investment Policy allows the use of derivative instruments such as forward contracts, options and swaps.

The target allocation of Pension Plan investments, as established by the Investment Policy in effect as at December 31, 2019, was as follows:

%	Target allocation
Fixed-income securities	38
Equities	50
Alternative investments[a]	12
100
a)	Alternative investments include real estate investments, private equity investments and commercial mortgages.

The fair value of net Pension Plan investments as at December 31, according to the fair value hierarchy and based on the type of securities, was as follows:

	2019				2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Cash	170	–	–	170	192	–	–	192
Short-term investments[a]	–	1,375	–	1,375	–	1,559	–	1,559
Bonds[a,b]	696	6,618	–	7,314	242	6,567	–	6,809
Listed shares	11,179	–	–	11,179	9,438	–	–	9,438
Real estate investments[a,c]	–	38	3,176	3,214	–	40	3,303	3,343
Private equity investments[d]	–	–	1,079	1,079	–	–	826	826
Hedge funds[e]	505	2,281	–	2,786	470	2,103	–	2,573
Derivative instruments – Assets[f]	–	63	–	63	1	252	–	253
Derivative instruments – Liabilities[f]	(10)	(21)	–	(31)	(24)	(301)	–	(325)
Other	20	17	–	37	58	20	–	78

	12,560	10,371	4,255	27,186[g]	10,377	10,240	4,129	24,746[g]

a)	The fair value of Level 2 short-term investments, bonds and real estate investments is essentially measured by discounting net future cash flows, based on the current market rate of return.

b)	Pension Plan assets include securities issued by Hydro-Québec, as well as by the Québec government and some of its agencies, for a total of $990 million ($957 million as at December 31, 2018).

c)

The fair value of Level 3 real estate investments is measured by independent appraisers. The main method used to determine the fair value of these investments is discounting future cash flows. This method is based on observable and unobservable inputs, in particular the discount rate and future cash flows.

d)

The fair value of private equity investments is measured by various techniques including future cash flow discounting or using data such as earnings multiples or the price of recent comparable transactions.

e)	Hedge funds are measured at the values provided by the fund managers, which are determined on the basis of the fair value of the underlying investments or of the net asset value.

f)	Level 2 derivatives are measured using the market closing prices of the underlying products or by discounting net future cash flows.

g)	The fair value of investments does not take into account the net amount of payables and receivables, which is an amount payable of $33 million ($58 million as at December 31, 2018).

Note 18             Employee Future Benefits (continued)

A reconciliation of the opening and closing balances of Level 3 investments is presented in the table below:

			2019			2018
	Real estate investments	Private equity investments	Total	Real estate investments	Private equity investments	Total

Balance, beginning of year	3,303	826	4,129	2,856	573	3,429
Net (disposals) acquisitions	(113)	233	120	149	121	270
Realized net gains	127	3	130	4	2	6
Unrealized net (losses) gains	(141)	17	(124)	294	130	424
Balance, end of year	3,176	1,079	4,255	3,303	826	4,129

In 2019 and 2018, there was no reclassification between Level 3 and Levels 1 and 2.

OTHER PLAN ASSETS

Other plan assets as at December 31, 2019, were composed of bonds issued by Hydro-Québec for a total of $87 million ($87 million as at December 31, 2018), as well as cash amounting to $18 million ($9 million as at December 31, 2018). Bonds are classified at Level 2 in the fair value hierarchy.

PLAN COSTS

NET COST COMPONENTS RECOGNIZED FOR THE YEAR

	Pension Plan			Other plans
	2019	2018	2017	2019	2018	2017

Current service cost	431	505	430	43	49	44
Other components of employee future benefit cost
Interest on obligations	906	837	792	53	51	49
Expected return on plan assets	(1,623)	(1,533)	(1,422)	(2)	(3)	(3)
Amortization of net actuarial loss	91	275	222	16	30	26
Amortization of past service costs (credits)	7	7	11	(5)	(4)	(5)
Actuarial loss on long-term disability plan	–	–	–	–	–	8
	(619)	(414)	(397)	62	74	75
Net (credit) cost recognized for the year	(188)	91	33	105	123	119

Note 18             Employee Future Benefits (continued)

COMPONENTS OF OTHER COMPREHENSIVE INCOME FOR THE YEAR

	Pension Plan			Other plans
	2019	2018	2017	2019	2018	2017

Actuarial loss (gain)	1,934	(801)	1,101	240	(147)	85
Amortization of net actuarial loss	(91)	(275)	(222)	(16)	(30)	(26)
Amortization of past service (costs) credits	(7)	(7)	(11)	5	4	5
Total decrease (increase) in Other comprehensive income	1,836	(1,083)	868	229	(173)	64

Less Increase (decrease) in the employee future benefit regulatory asset	1,162	(678)	509	144	(109)	36
Net decrease (increase) in Other comprehensive income	674	(405)	359	85	(64)	28

COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME
	Pension Plan			Other plans
	2019	2018	2017	2019	2018	2017
Unamortized net actuarial loss	6,145	4,302	5,378	515	291	468
Unamortized past service costs (credits)	18	25	32	(16)	(21)	(25)
Aggregate of amounts recognized in Accumulated other comprehensive income	6,163	4,327	5,410	499	270	443

Less Employee future benefit regulatory asset	3,872	2,710	3,388	314	170	279
Net amount recognized in Accumulated other comprehensive income	2,291	1,617	2,022	185	100	164

For 2020, the amortization of the net actuarial loss and the past service costs (credits) in the net cost recognized for the year should amount to $287 million and $7 million, respectively, for the Pension Plan, and to $33 million and $(5) million, respectively, for the Other plans.

Note 18             Employee Future Benefits (continued)

SIGNIFICANT ACTUARIAL ASSUMPTIONS

The following actuarial assumptions, used to determine the projected benefit obligations and net cost recognized for the plans, result from a weighted average.

	Pension Plan			Other plans
	2019	2018	2017	2019	2018	2017

Projected benefit obligations
Rate at end of year (%)
Discount rate – Projected benefits	3.13	3.91	3.42	3.14	3.95	3.43
Salary escalation rate[a]	3.27	3.24	3.10	–	–	–

Net cost recognized
Rate at end of prior year (%)
Discount rate – Current service cost	3.99	3.47	3.94	3.97	3.45	3.89
Discount rate – Interest on obligations	3.64	3.19	3.33	3.72	3.24	3.39
Expected long-term rate of return on plan assets[b]	6.50	6.50	6.50	2.55	2.32	3.37
Salary escalation rate[a]	3.24	3.10	3.14	–	–	–
Active employees’ average remaining years of service	13	13	13	12	12	12

a)	This rate takes salary increases into account as well as promotion opportunities while in service.

b)

The expected long-term rate of return on the Pension Plan assets is the average of the expected long-term return on the various asset classes, weighted according to their respective target weightings, plus a rebalancing, diversification and active management premium, net of expected management and administrative fees.

As at December 31, 2019, health care costs were based on an annual growth rate of 5.50% for 2020. According to the assumption used, this rate will increase on a linear basis to reach 6.50% in 2022 and subsequently decrease to a final rate of 4.50% in 2037. A change of 1% in this annual growth rate would have had the following impact in 2019 and 2018:

	1% increase		1% decrease
	2019	2018	2019	2018
Impact on current service cost and interest cost on projected benefit obligations for the year	9	10	(7)	(7)
Impact on projected benefit obligations at end of year	151	108	(117)	(85)

BENEFITS TO BE PAID IN NEXT 10 YEARS

	Pension Plan	Other plans
2020	1,104	67
2021	1,129	69
2022	1,152	71
2023	1,176	74
2024	1,199	76
2025–2029	6,363	417

In 2020, Hydro-Québec expects to make contributions of $264 million and $19 million, respectively, to the Pension Plan and the Other plans.

Note 19            Commitments and Contingencies

COMMITMENTS

Electricity purchases

On May 12, 1969, Hydro-Québec signed a contract with Churchill Falls (Labrador) Corporation Limited [“CF(L)Co”] whereby Hydro-Québec undertook to purchase substantially all the output from Churchill Falls generating station, which has a rated capacity of 5,428 MW. In 2016, this contract was automatically renewed for a further 25 years in accordance with the contract provisions. On June 18, 1999, Hydro-Québec and CF(L)Co entered into a contract to guarantee the availability of 682 MW of additional power until 2041 for the November 1 to March 31 winter period.

As at December 31, 2019, Hydro-Québec was also committed under contracts to purchase electricity from other power producers. Based on the renewal clauses, the terms of these contracts extend through 2062. Hydro-Québec had also undertaken to purchase power transmission rights.

On the basis of all these commitments, Hydro-Québec expects to make the following payments over the coming years:

2020	1,891
2021	1,903
2022	1,928
2023	1,937
2024	2,065
2025 and thereafter	23,950

Investments

As part of its development projects and activities aimed at maintaining or improving the quality of its assets, Hydro-Québec plans to invest approximately $4.0 billion in property, plant and equipment and intangible assets per year in Québec over the period from 2020 to 2024.

CONTINGENCIES

Guarantees

In accordance with the terms and conditions of certain debt securities issued outside Canada, Hydro-Québec has undertaken to increase the amount of interest paid to non-residents in the event of changes to Canadian tax legislation governing the taxation of non-residents’ income. Hydro-Québec cannot estimate the maximum amount it might have to pay under such circumstances. Should an amount become payable, Hydro-Québec has the option of redeeming most of the securities in question. As at December 31, 2019, the amortized cost of the long-term debts concerned was $3,303 million ($3,314 million as at December 31, 2018).

Litigation

In the normal course of its development and operating activities, Hydro-Québec is sometimes party to claims and legal proceedings. Management is of the opinion that an adequate provision has been made for these legal actions. Consequently, it does not foresee any significant adverse effect of such contingent liabilities on Hydro-Québec’s consolidated results or financial position.

Among other ongoing actions, some Indigenous communities have instituted proceedings against the governments of Canada and Québec, as well as against Hydro-Québec, based on demands concerning their ancestral rights. In particular, the Innus of Uashat mak Mani-Utenam are demanding $1.5 billion in damages resulting from various activities carried out on land they claim as their own. Hydro-Québec is challenging the legitimacy of this claim.

As well, in November 2006 the Innus of Pessamit reactivated an action brought in 1998, aimed at obtaining, among other things, the recognition of ancestral rights related to Québec lands on which certain hydroelectric generating facilities of the Manic–Outardes complex are located. This community is claiming $500 million. Hydro-Québec is challenging the legitimacy of this claim.

Note 20            Segmented Information

Hydro-Québec carries on its activities in the four reportable business segments defined below. The non-reportable business segments and other activities, including intersegment eliminations and adjustments, are grouped together under Corporate and Other Activities for reporting purposes.

Generation: Hydro-Québec Production operates and develops Hydro-Québec’s generating facilities. It provides Hydro-Québec Distribution with an annual base volume of up to 165 TWh of heritage pool electricity, and can participate in that division’s calls for tenders in a context of free market competition. In addition, it sells electricity and engages in arbitrage transactions on external markets.

Transmission: Hydro-Québec TransÉnergie operates and develops Hydro-Québec’s power transmission system. It markets system capacity and manages power flows throughout Québec.

Distribution: Hydro-Québec Distribution operates and develops Hydro-Québec’s distribution system and ensures the supply of electricity to the Québec market. It also engages in activities related to selling electricity in Québec, delivering customer services and promoting energy efficiency.

Construction: Hydro-Québec Innovation, équipement et services partagés and Société d’énergie de la Baie James (“SEBJ”) design, build and refurbish generating and transmission facilities, mainly for Hydro-Québec Production and Hydro-Québec TransÉnergie. Hydro-Québec Innovation, équipement et services partagés is responsible for projects throughout Québec, except in the territory governed by the James Bay and Northern Québec Agreement (“JBNQA”). SEBJ builds generating facilities in the territory governed by the JBNQA (north of the 49th parallel) and may also carry out certain projects elsewhere in Québec or outside the province.

Corporate and Other Activities: The corporate units help the business segments carry out their operations. Other activities include, in particular, intersegment eliminations and adjustments.

The amounts presented for each segment are based on the financial information used to prepare the consolidated financial statements. The accounting policies used to calculate these amounts are as described in Note 1, Significant Accounting Policies, and Note 3, Regulation.

Intersegment transactions related to electricity sales are recorded based on the supply and transmission rates provided for by the Act respecting the Régie de l’énergie. The Act sets a supply rate for an annual base volume of up to 165 TWh of heritage pool electricity for the Québec market.

Intersegment products and services are measured at full cost, which includes all costs directly associated with product or service delivery.

Most of Hydro-Québec’s revenue is from Québec, and substantially all its property, plant and equipment are related to its Québec operations. In 2019, revenue from outside Québec amounted to $1,629 million, with $1,104 million originating from the United States ($1,767 million and $1,231 million, respectively, in 2018 and $1,773 million and $1,368 million, respectively, in 2017).

Note 20             Segmented Information (continued)

The following tables present information related to results, assets and investing activities by segment:

						2019

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Total
Revenue
External customers	1,665	50	12,161	1	144	14,021	[a]
Intersegment customers	5,027	3,443	84	2,247	(10,801)[b]	–
Depreciation and amortization	867	1,074	606	7	228	2,782
Financial expenses	1,241	962	456	–	36	2,695
Net income (loss)	2,042	569	323	1	(12)	2,923
Total assets	33,534	23,773	14,079	40	7,137	78,563
Investments in property, plant and equipment and intangible assets affecting cash	1,110	1,563	737	4	200	3,614

						2018

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Total
Revenue
External customers	1,792	130	12,124	1	323	14,370	[a]
Intersegment customers	4,914	3,387	85	2,140	(10,526)[b]	–
Depreciation and amortization	819	1,030	697	5	134	2,685
Financial expenses	1,250	953	480	(1)	30	2,712
Net income	1,999	554	368	–	271	3,192
Total assets	32,994	23,288	13,976	44	6,687	76,989
Investments in property, plant and equipment and intangible assets affecting cash	792	1,782	664	10	154	3,402

Note 20             Segmented Information (continued)

						2017

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Total
Revenue
External customers	1,790	10	11,621	1	46	13,468
Intersegment customers	4,726	3,297	80	2,479	(10,582)[b]	–
Depreciation and amortization	805	998	752	4	127	2,686
Financial expenses	1,173	863	450	–	27	2,513
Net income	1,948	554	333	–	11	2,846
Total assets	32,944	22,494	13,677	39	6,615	75,769
Investments in property, plant and equipment and intangible assets affecting cash	963	1,971	650	13	157	3,754

a)

Including $(55) million from sources other than contracts with customers ($307 million in 2018), of which $(102) million [$(241) million in 2018] relates to alternative revenue programs involving certain regulatory assets and liabilities.

b)	Including intersegment eliminations of $(12,647) million [$(12,379) million in 2018 and $(12,288) million in 2017].

Note 21            Subsequent Event

On February 6, 2020, Hydro-Québec acquired a 19.9% stake, through a private placement, in Innergex énergie renouvelable inc. (TSX: INE) (“Innergex”), a renewable power producer that builds, acquires, owns and operates hydroelectric facilities, wind farms and solar farms. The purchase price was $661 million. In addition, Hydro-Québec has committed $500 million to projects it will develop and carry out with Innergex, in particular wind or solar projects involving battery storage, power transmission, distributed generation or off-grid networks.

Note 22            Comparative Information

Some of the prior year’s data have been reclassified to conform to the presentation adopted in the current year. In particular, some variance and deferral accounts that were formerly presented separately in Note 3, Regulation, are now presented under Other in the Regulatory assets and liabilities table in that note. This reclassification did not affect the amounts recognized as regulatory assets and liabilities on the balance sheet.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

Long-term debt is shown at amortized cost (see “Note 1 to the 2019 Consolidated Financial Statements” under “Financial Instruments – Other receivables and financial liabilities”).

The following table sets forth the non-consolidated and outstanding long-term debt by issue of Hydro-Québec, as of December 31, 2019, expressed in Canadian dollars and in currency units:

LONG-TERM DEBT BY ISSUE

Series	Maturity Date	Issue Date[a]	Interest Rate %	Amortized Cost in Canadian Dollars	Nominal Amount in Canadian Dollars	CUSIP Number or ISIN Code	References[b]
Payable in Canadian Dollars
II	2020-01-10	1993-07-27	10.250	$150,045,734	$150,000,000	448814 EF 6
HL	2020-08-15	1990-08-15	11.000	10,176,810	10,204,829	448814 DG 5
HM	2020-08-15	1990-08-15	—	1,622,711,886	1,729,000,000	448814 DK 6
HX	2021-10-15	1991-10-15	10.500	1,098,096,012	1,100,000,000	448814 DW 0
IC	2022-07-15	1992-07-15	9.625	1,944,521,457	1,950,000,000	448814 DZ 3
IH	2031-02-26	1993-07-27	11.000	216,768,131	190,000,000	448814 EG 4
JG	2031-08-15	1999-01-26	6.000	826,534,118	825,675,000	448814 GY 3
JM	2045-02-15	2006-10-17	5.000	5,079,313,129	5,000,000,000	CA448814 HZ 92
JN	2050-02-15	2009-01-15	5.000	7,823,706,202	7,000,000,000	CA448814 JA 24
JQ	2055-02-15	2014-11-04	4.000	6,785,117,729	5,500,000,000	CA448814 8V 86

Medium-term notes issued under Canadian MTN program

0074	2020-04-29	2019-04-25	—	24,853,844	25,000,000	CA44889Z EW 29
0073	2021-03-02	2018-03-02	2.14	19,056,000	19,056,000	CA44889Z EV 46
0075	2021-04-29	2019-04-25	—	29,952,906	30,680,000	CA44889Z EX 02
0003	2021-08-15	1996-09-27	—	14,854,312	16,000,000	—	1
0060	2022-04-15	2009-10-14	—	58,869,271	65,160,000	CA44889Z EG 78
0070	2024-03-02	2017-03-02	2.032	9,336,000	9,336,000	CA44889Z ES 17
0065	2024-03-07	2014-03-07	3.308	12,000,000	12,000,000	CA44889Z EM 47
0005	2024-11-07	1996-11-07	7.500	25,000,000	25,000,000	CA44889Z DZ 68
0071	2027-03-02	2017-03-02	2.461	15,000,000	15,000,000	CA44889Z ET 99
0061	2027-04-15	2009-10-14	—	44,705,115	65,450,000	CA44889Z EH 51
0017	2029-01-16	1999-02-02	6.500	78,042,722	75,000,000	CA44889Z CK 09
0038	2031-08-15	2001-01-17	6.000	4,150,067	4,325,000	CA44889Z DG 87
0009	2035-01-16	1998-02-03	6.500	706,053,654	686,500,000	CA44889Z BF 23
0011	2035-01-16	1998-02-18	Various	44,782,339	50,000,000	CA44889Z BH 88	2
0016	2035-01-16	1998-07-27	Various	143,734,104	170,000,000	CA44889Z CJ 36	3
0019	2035-02-15	1999-04-30	6.500	4,031,648,618	3,794,000,000	CA44889Z CM 64
0012	2035-07-16	1998-06-05	Various	109,623,432	150,000,000	CA44889Z BJ 45	4
0014	2035-07-16	1998-07-15	—	39,365,113	73,500,000	—	5
0020	2040-02-15	1999-05-14	6.000	4,188,942,383	3,770,500,000	CA44889Z CN 48
0032	2050-02-15	2000-08-01	6.000	47,643,356	50,000,000	CA44889Z DA 18
0033	2060-02-15	2000-11-02	Various	652,831,358	200,000,000	CA44889Z DB 90	6
0037	2060-02-15	2001-01-12	Various	104,028,431	10,000,000	CA44889Z DF 05	7
0039	2060-02-15	2001-01-19	Various	393,749,918	121,000,000	CA44889Z DH 60	8
0040	2060-02-15	2001-01-24	Various	48,157,582	30,000,000	CA44889Z DJ 27	9

Present value of lease obligations for regional offices and service facilities				132,243,877
Others				1,423,528,409

Debt classified by currency of issue				37,959,144,019

Debt classified by currency of repayment[d]				45,361,986,080

Series	Maturity Date	Issue Date[a]	Interest Rate %	Amortized Cost in Canadian Dollars[c]		Nominal Amount in Currency Units	CUSIP Number or ISIN Code	References[b]

Payable in U.S. Dollars
HS	2021-02-01	1991-02-12	9.400	$1,164,706,023	US$	900,000,000	448814 DM 2
HY	2022-01-15	1992-01-30	8.400	1,292,888,818		1,000,000,000	448814 DX 8
IO	2024-07-07	1994-07-07	8.050	1,293,834,314		999,950,000	448814 EJ 8
GF	2026-03-01	1986-03-13	8.875	322,375,120		250,000,000	448814 CP 6	10
GH	2026-04-15	1986-04-30	8.250	321,951,449		250,000,000	448814 CS 0	10
GQ	2027-01-15	1987-01-29	8.250	322,064,046		250,000,000	448814 CT 8
HE	2029-06-15	1989-06-22	8.625	322,571,962		250,000,000	448814 DB 6
HH	2029-12-01	1989-12-07	8.500	644,015,789		500,000,000	448814 DC 4
HK	2030-04-15	1990-04-18	9.375	644,403,630		500,000,000	448814 DF 7
HQ	2030-11-15	1990-11-20	9.500	642,354,023		500,000,000	448814 DL 4

Medium-term notes issued under U.S. MTN program

B-7	2020-12-11	1990-12-10	9.400	12,955,802		10,000,000	44881H AF 1
B-48	2021-12-20	1991-12-19	8.680	64,750,061		50,000,000	44881H BX 1
B-49	2022-02-15	1992-02-24	9.800	66,175,236		50,000,000	44881H BY 9
B-64	2022-05-10	1992-04-30	9.750	26,438,516		20,000,000	44881H CL 6
B-124	2024-11-18	1994-11-18	8.910	32,854,419		25,000,000	44881H ET 7
B-125	2025-03-28	1995-03-28	8.400	72,230,174		55,000,000	44881H EU 4
B-127	2026-01-03	1996-01-03	6.270	64,687,760		50,000,000	44881H EW 0
B-63	2027-04-30	1992-04-30	9.500	26,848,448		20,000,000	44881H CK 8
B-130	2028-07-13	1998-07-13	6.625	64,736,471		50,000,000	44881H EZ 3

Debt classified by currency of issue				7,402,842,061

Debt classified by currency of repayment[d]				–

Total Long-term Debt				$45,361,986,080

a)	If more than one issue date, the date of the first issue is indicated.

b)	Not redeemable unless otherwise specified.
c)	Translated at rates in effect at December 31, 2019 (U.S. Dollar: $1.2963).
d)	Takes into account swaps related to long-term debt (see Notes 12 and 15 to the 2019 Consolidated Financial Statements).

1)	Maturing semi-annually from February 15, 2011 to August 15, 2021 in equal payments.
2)	From January 16, 2022, fixed coupon amounts of $1.6 million payable semi-annually.
3)	From January 16, 1999 to January 16, 2014, interest coupons of $3 million payable semi-annually. From January 16, 2024 to January 16, 2035, interest coupons of $5.525 million payable semi-annually.
4)	Fixed rate coupon of 6.5% semi-annually commencing on January 16, 2026.
5)	Maturing semi-annually from January 16, 2025 to July 16, 2035 in various payment amounts.
6)	No interest payment until February 15, 2030 exclusive. Commencing on February 15, 2030, fixed rate coupon of 45% payable semi-annually.
7)

No interest payment until February 15, 2041 exclusive. From February 15, 2041 to February 15, 2045, interest coupons of $50 million payable annually. From February 15, 2046 to February 15, 2050, interest coupons of $35 million payable annually. From February 15, 2051 to February 15, 2055, interest coupons of $20 million payable annually. From February 15, 2056 to February 15, 2059, interest coupons of $10 million payable annually.

8)	No interest payment until February 15, 2040 exclusive. Commencing on February 15, 2040, fixed rate coupon of 100% payable semi-annually.
9)

No interest payment until February 15, 2050 exclusive. From February 15, 2050 to February 15, 2052, interest coupons of $45 million payable annually. From February 15, 2053 to February 15, 2055, interest coupons of $40 million payable annually. From February 15, 2056 to February 15, 2058, interest coupons of $35 million payable annually. On February 15, 2059, interest coupon of $30 million is payable.

10)

Sinking fund debentures. As disclosed, in the 2019 Consolidated Financial Statements, an amount of $75 million was reported under Short-term investments for this purpose and an amount of $649 million was reported under Other assets.